As filed with the Securities and Exchange Commission on October 5, 2018

Registration Statement No. 333-222678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Post-Effective Amendment No. 1 to

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ESTRE AMBIENTAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands (Jurisdiction of Incorporation or Organization)	4953 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor
Itaim Bibi
São Paulo
04543-900 - SP
Brazil
+55 11 3709 2300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19715
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Mathias von Bernuth, Esq.
Michael A. Civale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Avenida Brigadeiro Faria Lima, 3311, 7th Floor
São Paulo, Brazil 04538-133
Tel: 55-11-3708-1820
Fax: 55-11-3708-1845

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.  ☐

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Pursuant to Rule 429(b) under the Securities Act, upon effectiveness, this post-effective amendment no. 1 to the registration statement on Form F-1 (File No. 333-222678) (“Post-Effective Amendment No. 1”) shall constitute post-effective amendment no. 2 to the registration statement on Form F-4 (File No. 333-220428), which post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Post-Effective Amendment No. 1 in accordance with Section 8(c) of the Securities Act.

The Registrant hereby amends this Post-Effective Amendment No. 1 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Combined Prospectus Supplement

This post-effective amendment no. 1 (as may be amended after the date hereof, the “Post-Effective Amendment No. 1”) to the registration statement on Form F-1 (File No. 333-222678) (the “F-1 Registration Statement”) of Estre Ambiental, Inc. (the “Registrant”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on July 31, 2018, also constitutes post-effective amendment no. 2 on Form F-1 (“Post-Effective Amendment No. 2”) to the registration statement on Form F-4 (File No. 333-220428) (the “F-4 Registration Statement”, and together with the “F-1 Registration Statement, the “Registration Statements”) of the Registrant.

The F-1 Registration Statement contains a combined prospectus (the “Combined Prospectus”) pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”) relating to each of the Registration Statements. For further information, see “Explanatory Note—Combined Prospectus” in the F-1 Registration Statement. Accordingly, this Post-Effective Amendment No. 1 contains a combined prospectus supplement (the “Combined Prospectus Supplement”) to the Combined Prospectus pursuant to Rule 429 under the Securities Act.

Pursuant to Rule 429(b) under the Securities Act, upon effectiveness, this Post-Effective Amendment No. 1 shall constitute also constitute Post-Effective Amendment No. 2 to the F-4 Registration Statement, which Post-Effective Amendment No. 2 shall hereafter become effective concurrently with the effectiveness of this Post-Effective Amendment No. 1 in accordance with Section 8(c) of the Securities Act.

Purpose of this Post-Effective Amendment No. 1

The Registrant is filing this Post-Effective Amendment No. 1 in order to amend the Registration Statements and supplement the Combined Prospectus with, among other things, the following information:

•	the Registrant’s unaudited condensed consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 (the “interim financial statements”) and certain other financial information;
•	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Combined Prospectus to include information for the six months ended June 30, 2018 and June 30, 2017, amongst other updates;
•	additional disclosure updates including significant recent developments and certain risk factors; and
•	the letter of acknowledgment of Ernst & Young Auditores Independentes S.S., the Registrant’s reporting accountants, relating to the interim financial statements, which is included as Exhibit 15.1 to Post-Effective Amendment No. 1.

A post-effective amendment to the Registration Statements is required in order to update the Registration Statements to include the interim financial statements as the interim financial statements are required pursuant to Item 512(a)(4) of Regulation S-K.

Filing Fees Previously Paid

The information included in this Post-Effective Amendment No. 1 amends the Registration Statements and the Combined Prospectus relating thereto. No additional securities are being registered under this Post-Effective Amendment No. 1. All applicable registration fees were paid at the time of the original filing of the Registration Statements.

Suspension of Sales of Ordinary Shares Pursuant to the Registration Statements

As of the date hereof, the Registrant has:

•	ensured that no sales of ordinary shares are made pursuant to the F-4 Registration Statement by declining to issue any ordinary shares that would otherwise be issuable as a result of any exercise of the relevant warrants of the Registrant; and
•	informed the selling shareholder that no sales of ordinary shares can be made pursuant to the F-1 Registration Statement,

in each case unless and until this Post-Effective Amendment. No. 1 is declared effective by the SEC and a final Rule 424(b) prospectus is filed with the SEC in respect thereof.

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell the securities described herein and it is not soliciting an offer to buy the securities described herein in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated October 5, 2018.

PRELIMINARY PROSPECTUS SUPPLEMENT

Estre Ambiental, Inc.
(a Cayman Islands exempted company)

This prospectus supplement dated             , 2018 (the “prospectus supplement”) supplements and amends the prospectus dated July 31, 2018 (unless the context otherwise indicates, as supplemented and amended, the “prospectus”). As described therein, the prospectus covers to two categories of our ordinary shares: (i) ordinary shares that are issuable upon exercise of our outstanding warrants, and (ii) ordinary shares which may be offered for sale from time to time by the selling shareholders identified in the prospectus.

The purpose of this prospectus supplement is to supplement and amend the disclosure contained in the prospectus by, among other things:

•	including our unaudited condensed consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and June 30, 2017 (our “interim financial statements”) and certain other financial information;
•	replacing the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus in order to include information for the six months ended June 30, 2018 and June 30, 2017, amongst other updates; and
•	additional disclosure updates including significant recent developments and certain risk factors.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement and any further amendments or supplements carefully before you make your investment decision.

As described in the prospectus, we are an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 and, as such, are subject to reduced public company reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 26 of the prospectus and page 12 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described herein or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated          , 2018.

i

You should rely only on the information contained in the prospectus, this prospectus supplement and any further amendment or supplement to the prospectus or any free writing prospectus prepared by or on our behalf. Neither we, nor the selling shareholders named in the prospectus have authorized any other person to provide you with different or additional information. Neither we, nor the selling shareholders, take responsibility for, nor can we provide assurance as to the reliability of, any other information that others may provide. The information contained in the prospectus, as supplemented by this prospectus supplement, is accurate only as of the dates of such documents, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

The selling shareholders are not making an offer to sell the securities described herein in any jurisdiction where the offer or sale is not permitted. Except as otherwise set forth in the prospectus, neither we nor the selling shareholders have taken any action to permit a public offering of the securities described herein outside the United States or to permit the possession or distribution of the prospectus or this prospectus supplement outside the United States. Persons outside the United States who come into possession of the prospectus or this prospectus supplement must inform themselves about and observe any restrictions relating to the offering of the securities described herein and the distribution of the prospectus and the prospectus supplement outside the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Presentation of Historical Financial Information

The interim financial statements included in this prospectus supplement have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Industry and Market Data

In this prospectus supplement, we rely on and refer to information and statistics regarding the waste management services industry and our competitors from market research reports and other publicly available sources, including from ABRELPE, the International Solid Waste Association, Eurostat, Biocycle, the Central Bank and IBGE. We have supplemented such information where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry. Although we have no reason to believe that these sources are not reliable or that any of this information is not accurate or complete in all material respects, we have not independently verified any such information and, therefore, cannot guarantee its accuracy or completeness.

Frequently Used Terms

As used in this prospectus supplement, unless the context otherwise requires or indicates, references to “we,” “us,” and “our” refer to Estre Ambiental, Inc., together with its consolidated subsidiaries.

In addition, this document, unless otherwise specified or the context otherwise requires:

“US$” and “U.S. dollar” each refer to the United States dollar.

“R$” and “reais” each refer to the Brazilian real.

“ABRELPE” means the Brazilian Association of Public Cleaning and Waste Management (Associação Brasileira de Empresas de Limpeza Pública e Resíduos Especiais).

“Angra” means Angra Infra Multiestratégia Fundo de Investimento em Participações.

“BFRS” means the Brazilian Federal Revenue Service.

“BNDES” means the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).

“C&I” means commercial and industrial, generally referring to our operations and customers not part of the public sector or affiliated with governmental agencies.

“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Company” refers to Estre Ambiental S.A., a sociedade anônima organized under the laws of Brazil.

“Debt Restructuring” means our debt restructuring carried out on December 26, 2017, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, coupled with a partial debt writedown and the refinancing of the balance of our existing debentures and related debt acknowledgment instrument through the amendment and restatement of the terms of such debt instruments with new terms.

“Employee Compensation Entity” means Estre Ambiental Employee SPV, Inc., a Cayman Islands exempted company.

“Estre USA” refers to Estre USA Inc., a Delaware corporation, formerly known as Boulevard Acquisition Corp. II, which name was changed to Estre USA Inc. on December 21, 2017 in connection with the Transaction described in the prospectus. References to Estre USA prior to December 21, 2017 shall be deemed references to its predecessor entity, Boulevard Acquisition Corp. II.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“IBGE” means the Governmental Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“interim financial statements” means our unaudited condensed consolidated financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017, and the related notes thereto, included elsewhere in this prospectus supplement.

“Internal Evaluation Process” means the internal evaluation that we conducted at the direction of a Special Committee comprised of independent members of our board of directors in the aftermath of the Brazilian Federal Police’s execution of search warrants at our corporate offices and the premises of Soma on March 1, 2018, which was designed for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our other joint ventures and which was conducted by external legal counsel working together with external forensic service providers.

“Merger” means the merger of Merger Sub with and into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“Merger Sub” means BII Merger Sub Corp., which entity was merged into Estre USA, with Estre USA surviving such merger as a partially-owned subsidiary of the Registrant.

“MSW” means municipal solid waste.

“ordinary shares” means the ordinary shares, par value US$0.0001 per share, of the Registrant.

“PIPE Investment” means the private investment in public equity pursuant to which we issued 15,438,000 of our ordinary shares and 3,748,600 warrants to purchase ordinary shares at US$11.50 per share to certain institutional investors unaffiliated with us.

“public warrants” means the warrants included in the units sold in Estre USA’s initial public offering, as converted in the Merger such that they represent the right to acquire ordinary shares of the Registrant, with each public warrant being exercisable for one of our ordinary shares, in accordance with its terms.

“Pre-Closing Restructuring” means the restructuring that the Company and the Registrant have completed immediately prior to effecting the Merger, pursuant to which, the holders of Company shares (other than Angra) contributed their shares of the Company to the Registrant in exchange for an aggregate of up to 27,001,886 ordinary shares, and the Company became a subsidiary of the Registrant. In addition, 1,983,000 of our ordinary shares were issued to the Employee Compensation Entity immediately prior to the closing of the Merger.

“private placement warrants” means the warrants to purchase Estre USA Class A Common Stock that were outstanding immediately prior to the closing of the Transaction described in the prospectus that were purchased in a private placement in connection with Estre USA’s initial public offering, as converted in the Merger described in the prospectus such that they represent the right to acquire ordinary shares of the Registrant, with each warrant being exercisable for one of the Registrant’s ordinary shares, in accordance with its terms.

“Registrant” refers to Estre Ambiental, Inc., formerly known as Boulevard Acquisition Corp II Cayman Holding Company, a Cayman Islands exempted company, the only assets of which are its indirect and direct equity interests in the Company and Estre USA.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Soma” means (i) after September 11, 2017, “SPE Soma – Soluções em Meio Ambiente Ltda.,” our consolidated, majority-owned subsidiary, of which we hold 82.0% as of December 31, 2017, that we operate together with Corpus Saneamento e Obras Ltda. (“Corpus”), our third party partner and (ii) prior to September 11, 2017, Consórcio Soma – Soluções em Meio Ambiente, a joint operation with Corpus, in each case, through which we provide urban cleaning and street sweeping services to the municipality of São Paulo.

“Transaction” refers, collectively, to the Pre-Closing Restructuring, the Merger, the PIPE Investment and the Debt Restructuring, together with the other transactions ancillary thereto.

“warrants” means the public warrants, the private placement warrants and the warrants issued in a private placement to an investor that purchased ordinary shares in the PIPE Investment that have the same terms as the private placement warrants.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The section of the prospectus headed “Selected Consolidated Historical Financial Data” is hereby supplemented with additional information contained in this section.

The selected financial information related to our statement of profit or loss and statement of financial position presented in the tables below is derived from our interim financial statements as of June 30, 2018 and for the six months ended June 30, 2018 and 2017.

The Company’s financial statements as of and for the six months ended June 30, 2017 shown in the interim financial statements for comparative purposes have been restated to reflect the findings of the Internal Evaluation Process, as more fully described in this prospectus supplement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations−Key Factors Affecting Our Results of Operations−Internal Evaluation Process and Restatement of Financial Statements.”

This selected financial information should be read in conjunction with the financial statements and financial information included in the prospectus, including our audited financial statements as of and for the years ended December 31, 2017, 2016 and 2015. In addition, this selected financial information should be read in conjunction with “Presentation of Financial and Other Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the interim financial statements and the notes related thereto, included elsewhere in this prospectus supplement.

Statement of Profit or Loss

	For the six months ended June 30,
	2018		2018		2017 (restated)
	(in millions of US$)(1)		(in millions of R$)
Revenue from services rendered		183.9		709.0		671.4
Costs of services		(128.4)		(495.0)		(478.2)
Gross profit		55.5		214.0		193.2
Operating income (expenses)
General and administrative expenses		(42.0)		(162.0)		(169.2)
Selling expenses		(2.6)		(10.1)		6.3
Share of (loss) profit of an associate		(0.2)		(0.6)		2.3
Other operating income (expenses), net		2.3		8.7		11.8
		(42.5)		(163.9)		(148.8)
Profit before finance income and costs		13.0		50.1		44.5
Finance expenses		(36.2)		(139.5)		(324.2)
Finance income		17.4		67.0		5.8
Loss before income and social contribution taxes		(5.8)		(22.4)		(273.9)
Current income tax and social contribution		(6.8)		(26.4)		(4.3)
Deferred income tax and social contribution		(21.9)		(84.5)		381.6
Profit (loss) from continuing operations		(34.6)		(133.3)		103.4
Profit (loss) after income and social contribution tax from discontinued operations		3.5		13.7		1.9
Profit (loss) for the period/year		(31.0)		(119.6)		105.3
Attributable to non-controlling interests		(0.6)		(2.3)		0.3
Attributable to equity holders of the parent		(30.4)		(117.3)		105.0
Profit (loss) per share(2)
- Basic and diluted attributable to equity holders of the parent (in Reais or Dollars)	$	(US0.67)	$	(R2.57)	R$	2.30
Profit (loss) per share from continuing operations(3)
- Basic and diluted attributable to equity holders of the parent (in Reais or Dollars)	$	(US0.71)	$	(R2.74)	R$	2.13
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2018 have been translated into U.S. dollars using the rate of R$3.8558 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates.”
(2)	The calculation of basic earnings (loss) per share is based on the net income attributable to controlling equity holders of the Registrant and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to controlling equity holders, as adjusted by the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares. For additional information, see note 29 to our interim financial statements.
(3)	The calculation of basic earnings (loss) per share from continuing operation is based on the net income from continuing operations attributable to controlling equity holders of the Registrant and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to controlling equity holders and by adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares. For additional information, see note 29 to our interim financial statements.

Balance Sheet

	As of June 30, 2018		As of December 31, 2017
	(in millions of US$)(1)	(in millions of R$)
Assets
Current Assets
Cash and cash equivalents	7.2	27.6	84.7
Marketable securities	0.0	0.0	0.0
Trade accounts receivable	166.2	640.7	669.2
Inventories	3.2	12.3	11.4
Taxes recoverable	27.6	106.3	101.9
Other receivables	12.8	49.3	34.9
	216.9	836.2	902.1
Assets held for sale	—	—	6.6
Total current assets	216.9	836.2	908.7
Noncurrent Assets
Related Parties	4.1	15.8	14.5
Trade accounts receivable	41.1	158.6	108.9
Taxes recoverable	12.5	48.1	52.1
Prepaid expenses	0.0	0.2	0.2
Deferred taxes	1.7	6.7	0.0
Other receivables	4.2	16.4	14.5
Investments	2.4	9.2	7.2
Property, plant and equipment	172.3	664.2	689.5
Intangible assets	150.2	579.1	588.2
Total noncurrent assets	388.6	1,498.4	1,475.1
Total assets	605.5	2,334.5	2,383.8
Liabilities and Equity
Current liabilities
Loans and financings	2.8	10.9	14.1
Trade accounts payable	35.4	136.6	128.1
Provision for landfill closure	1.9	7.3	20.7
Labor payable	29.7	114.7	117.9
Tax liabilities	44.6	171.9	169.5
Related parties	18.2	70.0	82.8
Advances from customers	4.7	18.3	16.5
Accounts payable from land acquisition	2.3	8.7	9.0
Other liabilities	6.4	24.7	33.0
	146.0	563.1	591.6
Liabilities directly associated with the assets held for sale	7.4	28.5	23.8
Total current liabilities	153.4	591.6	615.4
Noncurrent liabilities
Loans and financing	142.6	549.8	371.4
Debentures	244.3	942.1	1,069.0
Provision for landfill closure	26.4	101.7	92.9
Provision for legal proceedings	15.4	59.5	147.8
Tax liabilities	132.6	511.1	395.8
Deferred taxes	36.6	141.1	137.0
Accounts payable from land acquisition	1.7	6.6	10.4
Other liabilities	0.1	0.5	0.2
Total noncurrent liabilities	599.7	2,312.4	2,224.4

	As of June 30, 2018		As of December 31, 2017
	(in millions of US$)(1)	(in millions of R$)
Equity
Capital	—	0.0	0.0
Capital reserve	280.5	1.081.4	1.068.2
Other comprehensive income	1.2	4.7	1.8
Accumulated losses	(424.7)	(1.637.6)	(1.520.8)
	(143.0)	(551.5)	(450.8)
Non-controlling interest	(4.7)	(18.0)	(5.1)
Total equity (capital deficiency)	(147.7)	(569.5)	(455.9)
Total liabilities and equity	(605.4)	(2,334.5)	2,383.8
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2018 have been translated into U.S. dollars using the rate of R$3.8558 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

Consolidated Statement of Cash Flow

	For the Six Months Ended June 30,
	2018		2017 restated
	(in millions of US$)(1)	(in millions of R$)
Net cash (used in) provided by
Operating activities	0.2	0.7	51.6
Investing activities	(10.6)	(41.0)	(39.7)
Financing activities	(4.3)	(16.8)	(13.4)
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2018 have been translated into U.S. dollars using the rate of R$3.8558 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

The tables below set forth our statement of profit or loss by business segment for the periods indicated:

For the six months ended June 30, 2018:

	Collections and Cleaning Services	Oil & Gas	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
	(in millions of R$)
Domestic customers	479.3	13.2	242.7	28.3	—	—	763.3
Inter-segment	(24.4)	—	(27.8)	(2.2)	—	—	(54.3)
Revenue from services rendered	454.8	13.2	214.9	26.1	—	—	709.0
Cost of services	(366.1)	(9.6)	(104.1)	(22.2)	(48.5)	55.4	(495.0)
Gross profit	88.7	3.6	110.9	3.9	(48.5)	55.4	214.0
Operating income (expenses)
General and administrative expenses	(16.7)	(0.1)	(1.0)	(4.1)	(140.3)	0.2	(162.0)
Selling expenses	(1.0)	0.2	(4.6)	1.6	(6.3)	—	(10.1)
Share of (loss) profit of an associate	—	—	—	—	(0.6)	—	(0.6)
Other operating income (expenses), net	1.3	0.0	5.1	(1.5)	5.0	(1.2)	8.7
	(16.4)	0.1	(0.5)	(3.9)	(142.2)	(1.0)	(163.9)
Profit (loss) before finance income and costs	72.3	3.8	110.3	0.0	(190.7)	54.3	50.1
Finance expenses	15.1	(0.7)	(40.5)	(1.9)	(111.5)	—	(139.5)
Finance income	(1.8)	(0.1)	0.3	1.0	67.6	—	67.0
Profit (loss) before income and social contribution taxes	85.6	3.0	70.2	(1.0)	(234.5)	54.3	(22.4)
Current income and social contribution taxes	(24.1)	—	(0.2)	(0.4)	(1.7)	—	(26.4)
Deferred income and social contribution taxes	—	—	—	—	(84.5)	—	(84.5)
Profit (loss) for the period	61.6	3.0	69.9	(1.4)	(320.8)	54.3	(133.3)
Profit (loss) after tax for the period resulting from continuing operations	—	—	(5.1)	—	18.8		13.7
Profit (loss) for the period	61.6	3.0	64.8	(1.4)	(302.0)	54.3	(119.6)

For the six months ended June 30, 2017, as restated:

	Collections and Cleaning Services (restated)	Oil & Gas (restated)	Landfills (restated)	Value Recovery (restated)	Corporate (restated)	Eliminations (restated)	Consolidated (restated)
	(in millions of R$)
Domestic customers	433.9	19.7	239.3	24.0	—	—	716.9
Inter-segment	(8.1)	(0.3)	(36.7)	(0.4)	—	—	(45.5)
Revenue from services rendered	425.8	19.4	202.6	23.6	—	—	671.4
Cost of services	(328.9)	(10.9)	(125.0)	(16.8)	(38.5)	41.9	(478.2)
Gross profit	96.9	8.5	77.6	6.8	(38.5)	41.9	193.2
Operating income (expenses)
General and administrative expenses	(25.3)	(0.3)	(1.4)	(0.2)	(128.4)	(13.6)	(169.2)
Selling Expenses	7.2	—	(0.9)	—	—	—	6.3
Share of (loss) profit of an associate	1.7	—	(0.9)	1.5	—	—	2.3
Other operating income (expenses), net	(0.1)	(0.0)	2.3	(0.2)	9.7	—	11.8
	(16.5)	(0.3)	(0.9)	1.2	(118.7)	(13.6)	(148.8)
Profit (loss) before finance income and costs	80.4	8.2	76.7	8.0	(157.2)	28.3	44.5
Finance expenses	(16.5)	(4.7)	(0.5)	(0.6)	(301.9)		(324.2)
Finance income	3.8	—	0.2	0.1	1.7		5.8
Profit (loss) before income and social contribution taxes	67.7	3.5	76.4	7.5	(457.3)	28.3	(274.0)
Current income and social contribution taxes	—	—	—	—	(4.3)	—	(4.3)
Deferred income and social contribution taxes	—	—	—	—	381.6	—	381.6
Profit (loss) for the period	67.7	3.5	76.4	7.5	(80.1)	28.3	103.4
Profit (loss) after tax for the year resulting from continuing operations	—	—	2.0	—	—		2.0
Profit (loss) for the period	67.7	3.5	78.4	7.5	(80.1)	28.3	105.3

RECENT DEVELOPMENTS

In 2018, we confronted a series of unanticipated operational challenges in the aftermath of the Brazilian federal police’s search of our premises on March 1, 2018 and the ensuing Internal Evaluation Process against a volatile macroeconomic and political environment in Brazil. Such scenario translated to lower than expected results for the six months ended June 30, 2018 and significant downward adjustments to our full-year 2018 and 2019 Adjusted EBITDA projections, particularly as we absorb the impact of a material loss of business from our São Paulo urban cleaning contract effective as of June 2018 and, therefore, which did not yet have a material effect on our results for the six months ended June 30, 2018.

Certain of these significant recent events are described below.

São Paulo Urban Cleaning Contractual Reductions

As previously disclosed in the prospectus, our operations were materially adversely affected by a recent reduction of services in relation to our urban cleaning contract with the municipality of São Paulo.

We had been providing urban cleaning services to the city of São Paulo, through the joint venture Soma, since 2011, with approximately 29.1% of our total net revenues in 2017 and 28.7% of our total net revenues for the six months ended June 30, 2018 derived from this significant contract. On June 12, 2018, our provisional contract with São Paulo for urban cleaning services introduced certain material changes to the contractual terms. Most significantly, São Paulo was divided into six separate parcels and we were awarded to service only two of the six parcels, thereby materially reducing the area serviced by us. In addition, the extended temporary contract contemplates a 7.0% price reduction for the services provided. As a result of these changes, our monthly revenues from the Soma contract were reduced by 37.7% from mid-June 2018.

Our current provisional contract with São Paulo is set to expire in December 2018, subject to early termination at the discretion of the city, and a new auction for the São Paulo contract has been scheduled for October 18, 2018, although delays are possible. São Paulo has already announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contract entered into in June 2018. Accordingly, it seems probable that the revenue loss we experience in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will become permanent, or that we will face additional reductions of contractual scope or lose this contract altogether. Given the size of the São Paulo urban contract servicing the largest city in Brazil in terms of population, we expect challenges in replacing the revenues lost under this contract.

For additional information regarding the modifications to our São Paulo urban cleaning contract and the impact on our results of operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—How We Generate Revenue—Competitive Bidding Processes and Revenue Impact—Our contract with the municipality of São Paulo” in this prospectus supplement and “Risk Factors—A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, both the municipalities of São Paulo and Curitiba are currently serviced based on short-term temporary contracts and we cannot assure you that we will be successful in securing long-term extensions of either of these contracts on favorable terms or at all. Any significant loss of business from the São Paulo or Curitiba contracts may have a material adverse impact on us” in this prospectus supplement.

In consideration of the above, our previously released guidance should not be relied upon, as such earlier guidance assumed, among other factors, that 100% of our existing municipal collection/cleaning contracts and landfill contracts that were due to expire in 2017 or 2018 would be renewed or extended.

Monte Azul Transaction Termination

Further to our previous disclosure in the prospectus regarding our proposed acquisition of Monte Azul Engenharia Ambiental Ltda. and Monte Azul Engenharia Ltda. (collectively, “Monte Azul”), we have decided to not proceed with the transaction at this juncture. Following the execution of additional due diligences, the proposed acquisition has been terminated due to Monte Azul’s failure to comply with key policies and operational conditions required by us and the general inability of the parties to reach final terms.

Angra Put Option

As previously disclosed in the prospectus, on March 6, 2018, our former shareholder Angra Infra Multiestratégia Fundo de Investimento em Participações (“Angra”) confirmed the exercise of its put option to sell all of its shares of the Company. As a result of such exercise, Angra transferred 8,871,895 shares to the Company, which are currently being held in treasury, and we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018. However, as of the date of this prospectus supplement, we have not yet made any payments to Angra due to cash constraints, thus qualifying as a default under that certain Share Put Option Agreement that the Company entered into with Angra, among other parties, on December 21, 2017 in connection with the Transaction (the “Angra Put Option Agreement”). We are currently negotiating the terms and structure of our payment to Angra, including the payment of default interest and the possibility of payment in installments. Nevertheless, on September 11, 2018, we received official notice from Angra regarding our default and suggesting a discussion among relevant parties regarding payment.

Road Participações Ltda, a company through which the Registrant holds a portion of its interest in the Company, has granted security over 4.38% of the share capital of the Company as security for the obligation of the Company to pay the put option exercise price pursuant to the terms of the Put Option Agreement.

Payment of the put option to Angra will negatively impact our cash position and, thereby, adversely affect us. For additional information, see “Risk Factors—We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us” in this prospectus supplement.

Updated Industry Data

On September 17, 2018, ABRELPE released the market data for the Brazilian waste management industry for 2017. This report revised the volume of MSW generated in 2016, which went from 78.3 million tons, as previously reported, to 77.6 million tons. This revision in the volume of the market raises our market share to 10% of market participation for 2016, instead of 8%, as previously reported.

According to the ABRELPE 2017 report recently published, in 2017, Brazil generated around 78.4 million tons of MSW, representing a CAGR of 1.0% since 2013, according to ABRELPE data, while population growth during the same period was 1.5% according to IBGE. The majority (74.6%) of this waste originated from two main regions in Brazil: the Southeast and Northeast. In 2017, approximately R$25.8 billion was spent by municipal departments in Brazil on urban cleaning and MSW collection and disposal, according to ABRELPE data. The industry, however, remains underpenetrated, according to ABRELPE. In 2017, it is estimated that approximately 7.0 million tons of waste volume generated remained uncollected and approximately 37.3% of the 78.4 million tons of MSW collected were improperly disposed of.

EXCHANGE RATES

The section of the prospectus headed “Exchange Rates” is hereby deleted in its entirety and replaced with the disclosure contained in this section.

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely. Since then, the U.S. dollar-real exchange rate has fluctuated considerably.

The Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. See “Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability.”

The real may depreciate or appreciate against the U.S. dollar substantially. See “Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability” in the prospectus.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Related to Brazil—The Brazilian economy and we may be negatively impacted by exchange rate instability” in the prospectus.

For convenience purposes only, the amounts in reais for the six months ended June 30, 2018 presented throughout this prospectus supplement have been translated to U.S. dollars using the rate R$3.8558 per U.S. dollar, which was the commercial selling rate for U.S. dollars as of June 30, 2018, as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. The real has fluctuated significantly over the course of 2018 due in part to the general strengthening of the U.S. dollar worldwide and reflecting lower Brazilian interest rates and a high degree of political uncertainty. As of October 3, 2018, the commercial selling rate for U.S. dollars was R$3.8542 per U.S. dollar, as reported by the Central Bank.

The following table shows the period end, average, high and low commercial selling real/U.S. dollar exchange rate reported by the Central Bank on its website for the periods and dates indicated.

	R$ per US$1.00
Year Ended December 31,	Low	High	Average(1)	Period End
2012	1.70	2.11	1.95	2.04
2013	1.95	2.45	2.16	2.34
2014	2.20	2.74	2.35	2.66
2015	2.58	4.19	3.34	3.90
2016	3.12	4.16	3.48	3.26
2017	3.05	3.44	3.19	3.31
2018 (through October 3, 2018)	3.14	4.19	3.61	3.85
Month Ended	Low	High	Average(2)	Period End
January 2017	3.13	3.27	3.20	3.13
February 2017	3.05	3.15	3.10	3.10
March 2017	3.08	3.17	3.13	3.17
April 2017	3.09	3.20	3.14	3.20
May 2017	3.09	3.38	3.21	3.24
June 2017	3.23	3.34	3.30	3.31
July 2017	3.13	3.32	3.21	3.13
August 2017	3.12	3.20	3.15	3.15

Month Ended	Low	High	Average(2)	Period End
September 2017	3.09	3.19	3.13	3.17
October 2017	3.28	3.18	3.13	3.28
December 2017	3.22	3.34	3.29	3.31
January 2018	3.14	3.27	3.23	3.22
February 2018	3.17	3.28	3.25	3.24
March 2018	3.21	3.33	3.28	3.06
April 2018	3.31	3.50	3.41	3.48
May 2018	3.53	3.75	3.64	3.24
June 2018	3.69	3.90	3.78	3.86
July 2018	3.71	3.93	3.83	3.75
August 2018	3.71	4.18	3.93	4.14
September 2018	4.00	4.19	4.12	4.00
October 2018 (through October 3, 2018)	3.85	4.03	3.94	3.85
(1)	Represents the average of exchange rates on each day of each month during the periods indicated.
(2)	Represents the average of the daily exchange rates during each day of the respective month indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains a number of forward-looking statements, including statements about our financial conditions, results of operations, earnings outlook and prospects and may include statements for the period following the date of this prospectus supplement. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of our management, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors” in the prospectus, as amended by those factors described in “Risk Factors” in this prospectus supplement, those discussed and identified in public filings made with the SEC by us and the following:

•	changes in market prices, customer demand and preferences and competitive conditions;
•	general economic, political and business conditions in Brazil, particularly in the geographic markets we serve and others in which we intend to serve;
•	fluctuations in inflation and interest rates to which our debt is indexed;
•	the risk that the recently completed Merger may disrupt our plans and operations;
•	our significant level of indebtedness and fixed obligations as well as our ability to meet the financial convents in our debt instruments;
•	the risk that we may lose contracts through competitive bidding, including our São Paulo urban cleaning contract through Soma, or be required to substantially lower prices in order to retain certain contracts, which could negatively impact our revenues;
•	the outcome of investigations by government authorities under the applicable anti-corruption laws or otherwise, including the currently ongoing Operation Descarte and other actions in relation to our former controlling shareholder;
•	the outcome of alleged tax infringement charges by the Brazilian tax authorities and the possibility of further tax infringement charges relating to other facts and periods, including in relation to ongoing investigations and inquiries of the tax authorities;
•	the recruitment, compensation and retention of key personnel;
•	our ability to successfully defend ourselves in connection with various ongoing and future judicial, administrative or other third-party proceedings that could interrupt or materially limit our operations, divert our management’s attention and result in adverse judgments, settlements or fines and create negative publicity;
•	our ability to retain our customers given that a significant portion of our revenue is derived from a small number of customers;
•	the strength and security of our information technology infrastructure and internal controls;
•	our ability to collect for the services we provide, which is dependent on the financial condition of our customers, especially that of our public sector customers;
•	our ability to successful obtain or renew the necessary licenses to operate new landfills or expand existing ones;
•	our ability to adequately establish reserves and provisions for landfill site closure and post-closure costs and contamination-related costs;

•	existing and future governmental regulation, including in relation to environmental liabilities;
•	our ability to detect and prevent money laundering and other illegal activities;
•	labor disputes, employee strikes and other labor-related disruptions, including in connection with negotiations with unions;
•	our ability to successfully implement our strategy, including those initiatives designed to improve our results of operations; and
•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Risk Factors” in the prospectus as well as those additional factors identified under “Risk Factors” in this prospectus supplement.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by our management prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements contained in this prospectus supplement and attributable to us or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus supplement. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this prospectus supplement, together with the risk factors set forth in the prospectus, together with our audited financial statements and related notes included in the prospectus and our interim financial statements and related notes included in this prospectus supplement, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.

A significant portion of our revenue is derived from a small number of customers, and partial or full loss of revenues from any such customer may adversely affect our revenues and results of operations. In particular, both the municipalities of São Paulo and Curitiba are currently serviced based on short-term temporary contracts and we cannot assure you that we will be successful in securing long-term extensions of either of these contracts on favorable terms or at all. Any significant loss of business from the São Paulo or Curitiba contracts may have a material adverse impact on us.

Our customer base includes a mix of customers operating in both the private and public sectors. As of June 30, 2018, we had 104 municipal customers and more than 5,000 private sector customers, serving approximately 31 million individual customers daily. Although we have a diversified customer base across our four business segments, our top 10 customers accounted for 68.8% of our total net revenues in the six months ended June 30, 2018.

In addition, we rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 61.2% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2017, and 41.7% of our total net revenues from services that year. For the six months ended June 30, 2018, our contracts with the municipalities of São Paulo and Curitiba represented 59.9% of the net revenues from services rendered for the Collection & Cleaning segment and 40.5% of our total net revenues from services. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. This may be especially likely in the case of São Paulo given the municipalities intentions to divide the contract. The loss or adverse modification of any material customer contract, particularly our São Paulo or Curitiba municipal contracts, could have a material adverse effect on our business, results of operations and financial condition.

While Brazilian law does not allow the term extension of government contracts already expired, public administrators may exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. Provisional service pursuant to a temporary contract may be with any service provider, not just the last serving contractor. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay, and may be terminated by the municipality at its discretion at any time, including as a result of the conclusion of the formal bidding process. As a general rule, temporary contracts entered into on an emergency basis may not be extended. However, as the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires on a temporary contract, municipalities may continue to extend for subsequent 180-day periods.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017 and 28.9% for the six months ended June 30, 2018. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality. However, the extended temporary contract introduces certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, our monthly revenues from the Soma contract was reduced by 37.7% from mid-June.

After a series of delays, a new auction for the São Paulo contract has been scheduled for October 18, 2018, although delays are possible. São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems probable that the revenue loss we experience in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will become permanent, or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018, or earlier at the discretion of the municipality. Any significant loss of business emanating from these developments will have a material adverse impact on us, which is not yet reflected in our results as of and for the six months ended June 30, 2018 shown herein due to the timing of the contract modification only at the end of June 2018.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.5% and 11.6% of our revenues in 2017 and for the six months ended June 30, 2018, respectively. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the new Curitiba collections and cleaning contract was scheduled for September 20, 2018, but was suspended on September 18, 2018 and, on September 28, 2018, was rescheduled to October 31, 2018.

Potential impact of contract loss on results of operations

Considering the significance of the São Paulo and Curitiba contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts are lost. According to the estimates of our management, based on revenue expectations for 2018, the impact of losing both of these contracts on an annualized basis would correspond to a 37.9% decrease in revenues, while the loss of just the current São Paulo contract would correspond to an estimated 25.1% decrease and just the Curitiba contract to a 12.8% decrease.

Our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

Our auditors have issued a “going concern” audit opinion, and our ability to continue as a going concern is dependent on our improved liquidity position.

We incurred net losses from continuing operations of R$125.3 million, R$360.9 million, R$212.0 million in the six months ended June 30, 2018, 2016 and 2015, respectively, and while we recorded profits from continuing operations of R$59.0 million in 2017, such result was primarily driven by the gains recorded under deferred income and social contribution taxes as a result of our recognition of tax loss carryforwards in connection with our participation in the Brazilian Tax Regularization Program. As of June 30, 2018 we recorded working capital (represented by total current assets minus total current liabilities) of R$233.4 million and a capital deficiency (corresponding to total assets minus total liabilities) of R$575.1 million. As of December 31, 2017, we recorded working capital of R$286.8 million and a capital deficiency of R$462.5 million, and as of December 31, 2016, we recorded negative working capital of R$1,366.2 million and a capital deficiency of R$737.1 million.

As a result of these factors, our independent auditors have indicated, in their report on our audited financial statements that there exists significant uncertainty that could raise doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

These doubts regarding our ability to continue as a going concern relate to a history of recurring losses from operations and our net capital deficiency.

In connection with the Transaction, we applied a significant portion of the proceeds to restructure our indebtedness in connection with the parallel Debt Restructuring. For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.” While the Debt Restructuring carried out in connection with the Transaction resulted in a substantial reduction of our outstanding indebtedness at a discount to our outstanding principal amount and an increase in cash on hand on our balance sheet, it was not fully effective in reducing our vulnerability going forward.

In addition, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company, and we were required to pay the exercise price of approximately R$37.6 million by September 6, 2018. However, as of the date of this prospectus supplement, we have not yet made any payments to Angra due to a weak cash position, and the terms of payment to Angra are still being negotiated. This payment will further negatively impact our cash position and, thereby, adversely affect us. See “Business—Certain Agreements and Transactions—Share Put Option Agreement” in the prospectus and “—We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us” below.

Our liquidity and our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

Our ability to collect for the services we provide is dependent on the financial condition of our customers, especially that of our public sector customers. The inability of our customers to pay in a timely manner or at all could result in increased working capital requirements and could have a material adverse effect on our business, results of operations and financial condition.

Our ability to collect amounts due pursuant to the terms of the contracts that we have entered into with our customers is largely dependent upon the financial condition of these customers. A significant portion of our customers are municipal entities, which are particularly sensitive to the impact of the macroeconomic and political environment, including election cycles, and, as a result, have historically demonstrated high rates of payment delinquency. As of December 31, 2017, our accounts receivables from customers totaled an aggregate R$797.9 million, 85.8% of which corresponded to accounts receivables from public sector customers, while our provisions for doubtful accounts from customers totaled R$157.2 million as of the same date, 82.9% of which corresponded to provisions for doubtful accounts from public sector customers. As of June 30, 2018, our accounts receivables from customers totaled an aggregate R$856.1 million, 83.0% of which corresponded to accounts receivables from public sector customers, while our provisions for doubtful accounts from customers totaled R$161.3 million as of the same date, 69.3% of which corresponded to provisions for doubtful accounts from public sector customers.

Brazil entered into a recession in 2014 and continues to suffer from a general economic downturn (see “—Risks Related to Brazil” in the prospectus), which has intensified in recent months due to mounting uncertainty leading up to the Brazilian elections to occur in October 2018, the outcome of which will have a significant impact on the overall stability, growth prospects and economic and political health of the country (see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations—Brazilian Macroeconomic Environment” in this prospectus supplement). We have observed that challenging macroeconomic circumstances generally impact many of our customers, particularly our municipal customers. Due to negative macroeconomic conditions, many municipalities in Brazil have suffered significant financial difficulties, reduced tax revenues, decreased federal funding and increased cost structures, all of which have imposed material budgetary constraints and cash shortfalls. Governmental entities and municipalities allocate significant portions of their budgets to waste management services costs, according to the Brazilian Ministry of Cities, so their likelihood of material delays in the payment of accounts receivable under existing contracts are exacerbated in an adverse macroeconomic scenario with increased budgetary pressures. As a result of these factors, we have recently experienced a corresponding increase in the payment delays of our public sector customers in line with that which has been experienced by the industry as a whole. Overall, the balance of accounts payable by Brazilian municipalities with waste management companies in Brazil has reached approximately R$11.6 billion as of December 31, 2017 according to Selur-SP (Sindicato das Empresas de Limpeza Urbana do Estado de São Paulo).

Pursuant to Brazilian law, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. Certain of our public entity customers might argue that the suspension of our services thereunder might result in a severe disturbance of the public order, forcing us to provide such services even in the event of contractual breaches, including failure to honor payment obligations. In addition, although Brazilian law does not permit public entities to declare bankruptcy and forfeit on their obligations, it nevertheless provides them with certain extraordinary rights under distressed circumstances that provides public entities with flexibility in honoring their contractual commitments. Although such rights are subject to certain limitations, some of our public entity customers have in the past resorted to such mechanisms, resulting in payment delays and/or the renegotiation of the schedule of payments of our accounts receivable, and we expect such practices to continue in the future under certain circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Factors Affecting Our Results of Operations—Summary of Our Trade Accounts Receivable Policy.”

Our private sector C&I customers are also negatively affected by market forces and adverse financial and economic conditions beyond our or their control, which may result in increased delinquency or cause customers to terminate or not to renew their contracts with us. In particular, our operations serve clients in the Brazilian oil and gas, civil construction and industrial sectors, and these sectors have been acutely impacted by the ongoing Lava Jato corruption investigations in Brazil (see “—Risks Related to Brazil” in the prospectus).

The inability of our customers, both public and private, to pay us in a timely manner or, in the case of C&I customers, to pay the contracted rates, could have a material adverse effect on our business, results of operations, liquidity and financial condition. In addition, we may incur increased litigation expenses in our attempt to recover past-due amounts due to us from our customers, which may materially adversely affect our margins and results of operations.

We continue having a significant level of indebtedness following the Transaction that contain restrictive financial and other covenants , and such indebtedness levels may materially adversely affect our ability to successfully implement our strategic plan, react to competition and/or changes in our industry and continue our operations.

We have substantial indebtedness. As of June 30, 2018, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and working capital loans and, to a lesser extent, BNDES loans and financings and finance leases, was R$1,502.8 million, as compared to R$1,455.0 million, R$1,692.3 million and R$1,501.4 million as of December 31, 2017, 2016 and 2015, respectively. Of these total amounts, 99.2% of our total indebtedness was linked to floating rates as of June 30, 2018 as compared to 98.7%, 99.1% and 96.2% as of December 31, 2017, 2016 and 2015, respectively.

Prior to the Transaction, we were in noncompliance with certain of our obligations under the instruments governing our existing debentures, which noncompliance included failure to pay principal and interest as required as well as failure to meet the financial covenant ratios set forth therein, which may have constituted events of default under such instruments. In July 2017, we successfully obtained waivers with respect to such noncompliance.

On December 26, 2017, we paid US$110.6 million to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.”

Nevertheless, we still continue to have a significant level of indebtedness following the Debt Restructuring. In addition, a significant part of our assets have been pledged as collateral to secure repayment of the Refinanced Debt. The Refinanced Debt is secured by collateral consisting of: (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this paragraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt is secured by a fiduciary lien on all (except for 4.38% secured for the benefit of Angra) of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt.

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt.” This amount of indebtedness and related collateral could:

•	maintain our vulnerability to general adverse economic and industry conditions or increases in interest rates;
•	limit our ability to obtain additional financing or refinancing at attractive rates or at all;
•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures, dividends, share repurchases and other general corporate purposes;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
•	place us at a competitive disadvantage relative to our competitors with less debt.

Further, our post-Transaction indebtedness contains financial and other covenants, which may be affected by changes in economic or business conditions or other events that are beyond our control. We cannot assure you that we will be in compliance with our financial ratios in the future and, should we fail to comply with these financial ratios, we cannot assure you that our creditors would grant the necessary waivers. In particular, the instruments governing our Refinanced Debt require us to maintain certain financial ratios, which must be measured semi-annually as of June 30 and December 31 of each year, on a Company consolidated basis, starting on December 31, 2018. As of December 31, 2018, the Company’s consolidated annual net debt to EBITDA ratio must be 4.0x or less, and, as of June 30, 2018, was 5.0.

If we fail to comply with the covenants under any of our indebtedness, we may be in default under the documents governing such indebtedness, which may entitle the lenders thereunder to accelerate the debt obligations. A default under any of our indebtedness could result in cross-defaults under our other indebtedness, which in turn could result in the acceleration of our other indebtedness and in the execution against any collateral securing such indebtedness. Any such event could force us into bankruptcy. In order to avoid defaulting on our indebtedness, we may be required to take actions such as reducing or delaying capital expenditures, reducing or eliminating dividends or share repurchases, selling assets, restructuring or refinancing all or part of our existing debt, or seeking additional equity capital, any of which may not be available on terms that are favorable to us or to our shareholders, if at all.

We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us.

On March 6, 2018, our former shareholder Angra confirmed the exercise of its put option to sell all of its shares of the Company. As a result of such exercise, Angra transferred 8,871,895 shares to the Company, which are currently being held in treasury, and we were required to pay the exercise price of approximately R$40.3 million by September 6, 2018. However, as of the date of this prospectus supplement, we are negotiating terms with Angra and have not yet made any payments to Angra due to cash constraints, thus qualifying as a default under the Angra Put Option Agreement.

On September 11, 2018, we received a letter from Angra stating we are in default under the Angra Put Option Agreement for our failure to pay the put option amount when due and, therefore, that potential additional amounts may be due, including default interest payments. We did not and do not have the funds available to repurchase the Angra shares, but continue to negotiate with Angra to remedy the default and pay the put option amount in installments. However, there are no assurances that we will be successful in these negotiations, and Angra has reserved all other rights, remedies, actions and powers to which it may be entitled. As a result, Angra may seek certain remedies afforded to them under the Angra Put Option Agreement and otherwise under Brazilian law, including the enforcement of their security interest of 4.38% of the share capital of the Company.

This default under the Angra Put Option Agreement, if not cured, could also constitute an event of default under the cross- default provisions of our other indebtedness. If a default occurs under the Refinanced Debt, in particular, the holders of such debt could accelerate the indebtedness, demand immediate payment and use a variety of legal remedies to enforce their claims. If any of these defaults and the acceleration of any of our debt were to occur, it is unlikely that we would be able to continue as a going concern and we may have to declare, or be forced into bankruptcy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The section of the prospectus headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is hereby deleted in its entirety and replaced with the disclosure contained in this section.

OVERVIEW

We are a leading waste management company in Latin America in terms of disposal capacity, collection volume and market share, providing collection, transfer, recycling and disposal services to approximately 31 million people. We provide municipal, commercial and industrial customers with a full range of waste management solutions, with a focus on leveraging our strategic disposal network to capture compelling growth opportunities in the Brazilian waste management industry. With the goal of creating and maintaining vertically integrated operations, we seek to serve the waste management needs of our customers from the point of collection to the point of disposal, a process we refer to as internalization. By internalizing the waste in the markets in which we operate, we are able to capture higher operating margins while simultaneously attaining a stable revenue stream, with the overall effect of creating significant barriers to entry for competitors.

As of June 30, 2018 we operated the largest landfill portfolio in Brazil, comprised of 13 landfills for non-hazardous residues (Class IIA and IIB) and three landfills also handling hazardous residues (Class I). In 2017 and for the six months ended June 30, 2018, we handled over 16,600 and 17,200 daily tons of waste, respectively, and, as of June 30, 2018, our landfills had a combined remaining licensed capacity of approximately 131.7 million cubic meters, with a robust pipeline of 24.2 million cubic meters of additional unlicensed capacity. Our waste management infrastructure also includes three autoclaving facilities for the treatment and disposal of medical waste, five transfer stations, two units for blending hazardous waste, one refuse-derived fuel (RDF) facility, one electronic recycling plant (REEE), three landfill gas-to-energy facilities containing a total of 13 electricity generators with an aggregate 18 MW of installed capacity, two leachate treatment facilities and a fleet of 1,165 vehicles supporting our collection, O&G, medical waste and landfill businesses.

Our geographic focus is on densely populated urban markets where we can capitalize on upstream and downstream opportunities for vertical integration through a strategically-planned and high-quality landfill-infrastructure. The states in which we operate represent approximately 45.3% of the population and 55.2% of the GDP of Brazil, according to IBGE.

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Brazilian Macroeconomic Environment

As a company with all of its operations and activities conducted in Brazil, our results of operations and financial condition are affected by Brazilian economic conditions. Most notably, we are impacted by Brazilian economic growth and its consequences on our customers’ ability to pay in a timely manner, particularly our municipal customers that may confront fiscal challenges and cash shortages in an adverse macroeconomic scenario. In addition, the Brazilian interest rate environment and inflation materially impact our financing costs, as 99.2% of our indebtedness was linked to floating rates as of June 30, 2018, with the majority linked to the Brazilian CDI rate as well as the Brazilian TJLP rate. Inflation in Brazil also impacts our revenue from services rendered, cost of services and other operating expenses as a result of our inflation-adjusted contracts with both our customers and suppliers as well as annual inflation adjustments that we are required to make pursuant to the collective bargaining agreements that we maintain with employees.

The Brazilian macroeconomic environment has historically been characterized by significant variations in economic growth, inflation and interest rates. Our results of operations and financial conditions are affected by these factors. The table below sets forth Brazilian GDP, inflation rates, interest rates and exchange rates as of and for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016 and 2015:

	As of and for the Six Months Ended June,		As of and for the Year Ended December 31,
	2018		2017		2016		2015
GDP growth (contraction)(1)		1.4%		1.0%		(3.6)%		(3.8)%
IGP-M(2)		5.4%		(0.5%)		7.2%		10.5%
IPCA(3)		2.6%		3.0%		6.3%		10.7%
CDI(4)		3.2%		9.9%		14.0%		13.2%
TJLP(5)		6.6%		7.0%		7.5%		7.0%
Exchange rate at the end of the period per US$1.00	R$	3.86 (8)	R$	3.31	R$	3.26	R$	3.90
Average exchange rate per US$1.00(6)	R$	3.43	R$	3.34	R$	3.49	R$	3.33
Depreciation (appreciation) of the real against the U.S. dollar(7)		16.6%		22.1%		(16.5%)		47.0%
(1)	As measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”). Growth related to the six months ended June 30, 2018.
(2)	Variation of the Brazilian General Index of Market Prices (Índice Geral de Preços do Mercado) (“IGP-M”), accumulated during the period.
(3)	Variation of the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”), accumulated during the period.
(4)	CDI accumulated during the period.
(5)	The TJLP is the interest rate applicable to long-term BNDES financing agreements, as of the end of the period. The TJLP was replaced by the TLP in financing agreements entered into as of January 1, 2018. The TJLP will be maintained until the end of the term of the contracts related to operations approved by the BNDES before January 1, 2018.
(6)	Represents the average daily U.S. dollar closing selling exchange rate during the period.
(7)	Comparing the U.S. dollar closing selling exchange rate as reported by the Brazilian Central Bank at the end of the period’s last day with the day immediately prior to the first day of the period discussed.
(8)	The real has recently experienced a high degree of volatility driven in part by political uncertainty prior to the Brazilian presidential elections in October 2018. As of August 31, 2018, the real/U.S. dollar exchange rate was R$4.14 to US$1.00 and as of October 3, 2018 the exchange rate was R$3.8542 to US$1.00. Accordingly, as a result of this volatility, current rates are not necessarily an indicative of future rates, and the price of the real may depreciate or appreciate against the U.S. dollar substantially in the short and medium term.

Recently, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including a contraction of GDP, sharp fluctuations of the real against the U.S. dollar and increased levels of unemployment. These are in part due to economic and political uncertainties resulting from a global decrease in commodities prices as well as to corruption investigations of Brazilian state-owned and private sector companies, politicians and business executives, some of which have led to the ouster and the arrest of several prominent politicians and that spurred the impeachment of former President Dilma Rousseff in August 2016.

Brazil experienced a 3.8% contraction in 2015 followed by an additional contraction of 3.6% in 2016. After contracting two consecutive years, GDP grew 1.0% in 2017 and for the six months ended June 30, 2018, grew 1.4%, according to IBGE.

Launched by the Office of the Brazilian Federal Prosecutor at the end of 2014, the ongoing Lava Jato investigation has probed members of the Brazilian federal government and other members of the legislative branch, as well as senior officers and directors of large state-owned as well as other companies in connection with allegations of political corruption. The resulting fallout from the Lava Jato investigation contributed to the impeachment of Brazil’s former president, Dilma Rousseff, in August 2016 and the destabilization of the Brazilian economy. Brazil’s current president, Michel Temer, has also been the subject of corruption allegations which have resulted in calls for his removal. As Brazil prepares for a general election in October 2018, political uncertainty continues to prevail, particularly following the recent incarceration of former Brazilian President Luiz

Inacio Lula da Silva, who, at the time of his imprisonment, was the frontrunner in the presidential race. Increasing levels of political instability emanating from the forthcoming presidential elections to occur in October 2018 may create additional uncertainty in a number of sectors of the Brazilian economy.

The outcome of the 2018 presidential elections in Brazil will have a significant impact on the stability, growth prospects and overall economic and political health of the country and, as of the date of this prospectus supplement, remains largely shrouded in uncertainty, with a large number of candidates running and a considerable segment of the population still undecided. Despite being imprisoned, former Brazilian President Luiz Inacio Lula da Silva was ahead in the polls while he appealed court decisions barring his participation in the elections and, in the meantime, endorsed Fernando Haddad as his party's presidential candidate. Most polls show the frontrunners to be Fernando Haddad and Jair Bolsonaro, a far-right nationalist congressman who benefited from a surge in popularity following a failed recent assassination attempt. For more information, see “Risk Factors—Risks Related to Brazil—Brazil continues to experience political instability, which may adversely affect us” in the prospectus.

Effects of Inflation and Interest Rates

Inflation rates in Brazil have been volatile in the past. The IPCA inflation rate was 2.95%, 6.29% and 10.67% in 2017, 2016 and 2015, respectively, and as of June 30, 2018, the accumulated IPCA inflation rate over the immediately preceding 12-month period was 4.39%.

Inflation affects our performance primarily by affecting our revenues from services rendered, which is supported, in almost all cases, by contracts with annual inflation-adjustment clauses. Inflation also affects our results by increasing costs from inflation-indexed supply contracts, increasing expenditures primarily for diesel fuel, electricity, and leachate treatment and disposal as well as wage expenses through our collective bargaining agreements. In addition, some of our indebtedness is generally adjusted with reference to inflation indexes; for example, a significant portion of our debt bears interest based at the Brazilian CDI rate, which is partially adjusted for inflation.

The Brazilian government’s measures to control inflation frequently have included maintaining a tight monetary policy with high interest rates, thus limiting the availability of credit and reducing economic growth. Consequently, the official interest rates in Brazil at the end of 2016 and 2015 were 13.75% and 14.25%, respectively, as established by the Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária) (“Copom”). As of December 31, 2017, the Copom lowered the interest rate to 7.0%, marking a significant decrease compared to 2016, and further lowered the rate to a historic low of 6.50% in March 2018, where it remains as of the date of this prospectus supplement. Brazilian interest rates remain relatively high despite a recent downward trend, and any increase could negatively affect our profits and operating results, by increasing the cost associated with financing our activities.

Variations in Brazilian interest rates affect our financial liquidity and capital resources primarily by exposing us to the variations in our floating-rate lending. Substantially all of our debt accrues interest at floating rates, with 99.2% of our loans and financings indexed to Brazilian variable interest rates as of June 30, 2018, with particular exposure to the CDI rate (to which all of our debentures and related debt acknowledgment instrument are indexed), and, to a lesser extent, the Brazilian TJLP interest rate. Accordingly, rising interest rates significantly impact the costs of our indebtedness, increasing our finance expenses. Such an increase could in turn adversely affect our ability to pay our obligations to the extent it reduces cash on hand. Mismatches between rates contracted in assets versus liabilities and/or high volatility in interest rates may result in financial losses for us. The high interest rate environment in Brazil in recent years, impacted in part by high inflation environment, led to the suspension of interest payments and amortization of principal on our debentures since 2014 (for additional information, see “Risk Factors—Risks Related to Brazil—An increase in inflation, as well as government efforts to combat inflation, may hinder the growth of the Brazilian economy and could adversely affect us” in the prospectus).

Internal Evaluation Process and Restatement of Financial Statements

Overview

On March 1, 2018, the Brazilian Federal Police executed search warrants at a number of companies in the cities of São Paulo, Santos, Paulínia, Belo Horizonte and Lamim, including the premises of Soma, as well as our corporate offices. This action formed part of the so-called Operation Descarte effort of the Brazilian Federal Police working in conjunction with the Brazilian tax authorities within the ambit of the broader Lava Jato task force. The stated objective of Operation Descarte is dismantling a criminal money laundering scheme focused on payments made by companies operating in the Brazilian waste management industry.

In the aftermath of the events of March 1, 2018, we instituted a Special Committee comprised of independent members of our board of directors for the specific purpose of evaluating our supply relationships and related matters at the Company, including Soma and our other joint ventures, which we refer to herein as the “Internal Evaluation Process.” This Internal Evaluation Process was conducted by external legal counsel working together with external forensic service providers with a focus on the integrity of our supply relationships. For additional information, see “Business—Legal and Administrative Proceedings and Investigations” and “Risk Factors—Risks Related to Compliance and Control” in the prospectus.

In response to the findings of the Internal Evaluation Process, the Company’s (1) audited financial statements as of December 31, 2016 and January 1, 2016 and for the years ended December 31, 2016 and 2015 and (2) unaudited interim financial statements as of June 30, 2017 and for the six months ended June 30, 2017 shown for comparative purposes in this prospectus supplement have been restated to reflect the following adjustments:

1.	the write-off of capitalized expenses in relation to our landfills in connection with payments made for certain goods and services with insufficient evidence that such goods and services were provided;
2.	corresponding adjustments to amortization expenses as a result of the write-off of capitalized expenses described above;
3.	the recalculation of our income tax returns adjusted for expenses recorded during the fiscal years 2013 through 2017 that were previously deducted and for which there was insufficient evidence that goods or services were actually provided, corresponding to increased expenses recorded in our income statement under “Other Operating Expenses” in relation to unpaid principal, “Finance expenses” in relation to payments of penalties and interest and, in 2017, “General and Administrative Expenses” in relation to loss carryforward principal; and
4.	the additional tax effects of the adjustments described above.

The adjustments above had the following impacts, which are further described in detail in Note 1.5 to our interim financial statements included herein and note 1.5 to our audited financial statements included in the prospectus:

•	In relation to our consolidated statement of financial position as of January 1, 2015, the adjustments resulted in a decrease of total assets of R$11.8 million, an increase of total liabilities of R$46.9 million and a decrease of equity of R$58.7 million;
•	In relation to the year ended December 31, 2015, the adjustments resulted in a decrease of total assets of R$7.0 million, an increase in total liabilities of R$72.1 million, a decrease of equity of R$79.1 million and a net loss adjustment of R$20.3 million for the year; and
•	In relation to the year ended December 31, 2016, the adjustments resulted in a decrease of total assets of R$3.5 million, an increase in total liabilities of R$98.0 million, a decrease of equity of R$101.5 million and a net loss adjustment of R$22.5 million for the year.
•	In relation to the six months ended June 30, 2017, the adjustments resulted in a decrease of total assets of R$6.8 million, an increase in total liabilities of R$22.4 million, a decrease of equity of R$29.2 million and a net loss adjustment of R$29.2 million for the period.

In addition, as a result of the Internal Evaluation Process, we recorded losses of R$29.2 million and R$34.0 million in the six months ended June 30, 2017 and the full year 2017, respectively, corresponding mainly our management’s assessment of the probable risk of loss emanating from future tax assessments based on the advice of our independent Brazilian legal counsel and reflecting insufficient tax loss carryforwards to reduce our potential liability.

Tax Adjustments

As per the above, following our Internal Evaluation Process, we recalculated our taxes to reflect probable amounts due, including fines and interest, applying an income tax rate of 34% (principal), plus application of a 150% fine and an estimated average of 14.9% interest charge (fines and penalties). On this basis, we recorded provisions for Corporate Income Tax (Imposto de Renda de Pessoa Jurídica — “IRPJ”) and Social Contribution of Net Profits (Contribuição Social sobre o Lucro Líquido — “CSLL”) in an aggregate amount of R$22.4 million, R$25.6 million, R$26.0 million and R$25.1 million in the six months ended June 30, 2017 and years ended 2017, 2016 and 2015, respectively, corresponding to impermissible deductions in the past in relation to the alleged unsupported payments made to specific suppliers and alleged impermissible amortization (as applicable) recorded from these transactions that may be challenged by the Brazilian Federal Revenue Service (the “BFRS”) In the case of taxes payable arising from unsupported payments made through Soma, our recalculated income taxes reflect only our proportional interest in this entity.

Based on the advice of our external legal counsel, who assessed the risk of a potential loss as possible (and not probable), we did not establish provisions in the aggregate amount of R$212.4 million corresponding to Income tax, Social contribution and Income taxes withheld at source levied by the BFRS in relation to the tax assessments received by the Company and Cavo at the conclusion of 2017 alleging impermissible deductions with respect to certain allegedly unsupported payments made to specific suppliers and alleged impermissible deductions with respect to amortization derived from these transactions. Consistent with this approach, we also elected not to participate in any tax amnesty programs to settle those matters that were the subject of these assessments. For additional information, see “Business—Legal and Administrative Proceedings and Investigations” in the prospectus.

Other Adjustments

In addition to the above adjustments, we identified certain accounts receivables for which collection is unlikely and, accordingly, should have been written-off in prior years. As a result, we retroactively recorded a corresponding allowance for doubtful accounts at the beginning of fiscal year ended December 31, 2015 against retained earnings. This correction had an immaterial impact on retained earnings at the beginning of fiscal year ended December 31, 2015 and the statement of financial position as of December 31, 2016 and 2015.

Other Expenses Associated with Internal Evaluation Process

Our Internal Evaluation Process was conducted by Brazilian and internal external legal counsel working together with external forensic service providers at the direction of the Special Committee. The investigative work spanned approximately three months, from mid-March 2018 to June 2018, during which time we incurred expenses of approximately R$17.4 million in the six months ended June 30, 2018, recorded primarily under “General and administrative expenses.” Such expenses consisted mainly of legal fees and third-party service fees in connection with the collection and analysis of relevant documents, e-mail files and other materials from past and present employees, interviews of persons of interest and a forensic analysis of financial transactions. Fees due in relation to the Internal Evaluation Process were only partially paid during the six months ended June 30, 2018, as we agreed with certain our suppliers to make payments in installments throughout the remaining part of 2018 and the first six months of 2019.

Participation in Tax Regularization Programs

In 2017, we entered into the Brazilian Tax Regularization Program which allowed us to settle certain of our tax debts under administrative or judicial discussion. For additional information, see “Business—Legal and Administrative Proceedings and Investigations—Tax Proceedings” in the prospectus. While these programs did not provide for amnesty of penalties or interest, it did allow us to resolve certain of our federal tax debts, including some of which were the subject of ongoing disputes, in installment payments. The programs also allowed the partial settlement of tax debts with the use of tax credits and/or the use of tax loss carryforwards. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to administrative disputes involving the tax indebtedness.

The main impacts on the statement of profit or loss in relation to entering into this program in the six months ended June 30, 2017 were: (i) recognition of a gain of R$373.2 million recorded under “Income and Social Contribution Taxes” reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax assets) that were applied in partial settlement of the tax debts under the Tax Regularization Program; (ii) a R$120.4 million increase in interest expenses recorded under “Finance expenses” reflecting interest accrued on the balance of taxes settled through the Brazilian Tax Regularization Program and (iii) a R$53.6 million loss recorded under “General and administrative expenses” reflecting a provision established corresponding to disputed amounts for which our management had not previously recorded provisions based on their determination that the risk of loss for such liabilities was not probable.

During the first half of 2018, the BFRS announced the second and final round of the PRT Tax Regularization Program, whereupon companies were asked to confirm in detail for each of their subsidiaries the tax debts they would like to include in the program, how they wished to pay such debts and how much (if any) credit from tax loss carryforwards they are able, and willing, to use.

We took this opportunity offered by the second phase of the PRT Tax Regularization Program to include additional anticipated tax debts in the amount of R$40 million that we identified in the context of the Internal Evaluation Process. This choice and other impacts associated with our expanded participation in the PRT Tax Regularization Program resulted in an increase of R$131 million in tax debt to be paid in up to nine years. This increase was partially offset by a R$76 million reduction in tax provision as well as an increase of R$88 million in tax loss carryforwards. This increase in tax loss carryforwards is mainly related to changes to Cavo’s tax amnesty plan for the payment of eligible taxes under the PRT Tax Regularization Program. Such change extended the period of time over which we can pay the Cavo tax debt, as permitted by the BFRS, but barred us from using R$82.1 million of tax loss carryforwards, which we would have been able to use under the previous plan and, as a result, such tax loss carryforwards were reversed as of June 30, 2018. These tax loss carryforwards were not recorded in our balance sheet as a deferred tax asset.

As a result of the above, the total tax debt associated with tax amnesty programs increased from R$418 million as of December 31, 2017 to R$518 million as of June 30, 2018, due to the R$131 million in additional amounts included, as explained above, plus R$17 million in accrued interest less R$47 million paid throughout the first half of 2018.

Write-off of Property, Plant and Equipment in Past Periods

We are the subject of certain allegations and investigations of misconduct. For further information regarding the related facts, see “Business—Legal and Administrative Proceedings and Investigations—Allegations and investigations involving us and certain of our affiliates” in the prospectus. As part of our historical response to the allegations and investigations of misconduct, we engaged independent consultants in November 2016 to review documentation regarding our transactions with certain identified suppliers during the 2010 to 2016 period. These consultants concluded in March 2017 that certain disbursements made by us were not properly supported by documentary evidence. On the basis of this historical investigation, our management made an accounting adjustment resulting in the write-off of property, plant and equipment items totaling R$44.0 million relating to payments by us for goods and services that could not be properly documented during the 2010 to 2014 period. We also made an additional write-off of property, plant and equipment of R$9.4 million as a result of the related review of our inventory based on our improved controls and management systems. This earlier investigation did not capture payments made by Soma, which was the focus of our more recent Internal Evaluation Process. For additional information, see “Business—Legal and Administrative Proceedings and Investigations” and “Risk Factors—Risks Related to Compliance and Control” in the prospectus.

Restructuring Plan

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, we began recalibrating our strategic focus toward streamlining our business. The implementation of a restructuring plan over the past several years has yielded several tangible benefits, including, among others, improvements to the operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes. In 2013, we developed a restructuring plan, subsequently reassessed and updated in the following years, which has significantly improved our internal procedures and management model. This restructuring plan included the following material initiatives, among others:

•	comprehensive redesign of management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems;
•	decrease in personnel expenses through headcount reductions, including management and leadership headcount;
•	appointment of a new chief compliance officer in 2015, improving our governance and integrity programs and policies;
•	reorganization of the senior management team, including the appointment of a new chief executive officer, Sergio Pedreiro, in early 2015 and, more recently, the appointment of a new chief financial officer, Fabio D’Avila, in December 2017;
•	sale of assets and discontinuation of non-profitable businesses;
•	improvement of operational efficiency through productivity-oriented projects;
•	renegotiation of better terms in supply agreements;
•	disciplined application of upward price adjustments as contemplated in the contracts with municipal customers;
•	disciplined negotiation of debt acknowledgment agreements with municipalities aiming at collecting overdue accounts;
•	creation of a dedicated sales and commercial area to capture private sector C&I customers; and
•	conclusion of a debt restructuring which resulted in a reduction of outstanding indebtedness at a discount to outstanding principal amount and better cost and term conditions.

As a result of these initiatives for the year ended December 31, 2017, the Company improved its capacity to respond to adverse economic scenarios in the Brazilian economy and to position itself as the leading provider of waste management solutions in Brazil.

We believe that our restructuring process has yielded several tangible benefits by streamlining operations, reducing costs, enabling data-driven planning and management and strengthening internal controls and compliance systems. These benefits are reflected in, among other things, an improvement in our margins and a continuation of organic growth.

Set forth below is a breakdown of cost savings derived from our corporate restructuring for 2015, 2016 and 2017 as per our restructuring plan, which was nearly 100% achieved for the periods shown. Cost savings are mainly related to employee termination and cost savings that resulted from increased operational efficiency as well as negotiations with certain suppliers in various areas.

	For the year ended December 31,
(in R$ millions)	2017	2016	2015
Employee termination / Lay-offs	2.5	5.7	0.8
Personnel	1.6	4.1	0.8
Third party personnel	0.2	0.6	—
Benefits	0.3	1.0	—
Overtime	0.4	—	—
Logistics	—	0.1	—
Leachate treatment and disposal	2.7	2.3	5.7
Consultants	0.2	0.9	—
Technical assistance	—	—	0.6

	For the year ended December 31,
(in R$ millions)	2017	2016	2015
Transportation costs	0.7	0.1	—
Maintenance equipment	0.4	—	—
IT and Telecommunications	—	—	1.3
Travel and lodging	—	0.2	—
Fuel costs	0.5	0.3	—
Total	6.8	9.6	8.4

While our restructuring plan was designed and implemented on a company-wide basis, expenses and cost savings derived from the plan primarily impacted our Landfill and Collections segments. While we continue to seek ways to improve efficiency and productivity, particularly through the further implementation of IT system upgrades, we do not anticipate significant employee termination expenses or restructuring incentive payments in connection with these efforts going forward.

Recent Divestments

As part of our efforts to streamline our operations, we have since 2014 divested of certain assets that negatively impacted our margins and did not align with our strategic vision. A summary of our significant asset sales is set forth below. It is possible we may have to sell additional assets in the future to improve our liquidity position.

Sale of Interest in CGR Doña Juana S.A. ESP

On January 5, 2016, we entered into an agency agreement with USA Global, for the sale of our 51% interest in Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, our partner and co-investor in Doña Juana, assumed control over Doña Juana while at the same time seeking a compatible buyer for our interest in Doña Juana. As per the terms of the agreement, USA Global also agreed to advance payments to us for the sale of Doña Juana (irrespective of whether a buyer was found or such sale was completed). After USA Global made the first payment to us for Doña Juana, the composition of Doña Juana’s management completely changed such that we relinquished all control over the entity. Accordingly, all of the Estre-appointed board members and executive officers of Doña Juana resigned and were replaced by individuals appointed by USA Global, thus effectively fully conveying control over Doña Juana to USA Global. The initial term of this agency agreement was 18 months, which was subsequently extended by 12 months, during which time we received 75.0% of the purchase price for Doña Juana of US$1.8 million (R$5.9 million) from USA Global in four installments over the course of 2016. In February 2018, we signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment remains outstanding and (ii) extending the contract term from 12 to 14 months. In September 2018, we further amended the agency agreement postponing the contract term and related obligations to December 2018. We will transfer all financial rights on our shares in Doña Juana to USA Global when the unpaid balance of the advanced payments is received.

Doña Juana operates pursuant to a contract with the municipality of Bogotá and, as such, must have authorization of the Colombian regulatory authority UAESP—AESP—Unidad Administrativa Especial de Servicios Publicos (“UAESP”), in order to operate and also to effect certain changes, including, prior to April 30, 2018, a change in the shareholder composition. On April 30, 2018, UAESP amended the contract with Doña Juana to modify the required procedures to effect a change in shareholder structure such that Doña Juana must only now notify UAESP about shareholder changes rather than obtaining UAESP’s prior approval. In the event that USA Global is unsuccessful in selling our interest, (i) we will recover full financial rights over the shares (which will be restricted following payment of all amounts by USA Global) without any obligation to return the amounts received from USA Global, and (ii) concurrently, Doña Juana will initiate the termination of the services agreement with UAESP through the appropriate procedures.

Following the execution of the agency agreement with Doña Juana, we classified our investment in Doña Juana as an asset held for sale, recording it at its carrying amount. After the investment in Doña Juana was classified as an asset held for sale, we accounted for the investment under the equity method under IAS 28. In

2017, our share of profit in Doña Juana amounted to approximately R$0.7 million, and in the six months ended June 30, 2018, our share of the loss in Doña Juana amounted to approximately R$5.1 million.

For additional information, see Note and 1.3 of our interim financial statements included elsewhere in this prospectus supplement.

Sale of Interest in Estrans S.A.

On December 4, 2015, we entered into a contract of sale for our 75% interest in Estrans, based in Argentina, for US$580 thousand (R$2.2 million considering an exchange rate as of December 4, 2015 of R$3.7575 per US$1.00, as reported by the Brazilian Central Bank on that date). Proceeds from this sale were partially offset by Estrans’ existing debt such that proceeds from the transaction, after deducting for debt, were US$180 thousand (R$676 thousand). As a result, and due to the fact that we sold Estrans at a price less than its carrying value at the time, we recorded a loss of R$12.1 million in 2015 under other operating expenses as a result of this transaction. In 2015, Estrans generated revenues of R$34.5 million and costs of services of R$14.6 million, with no corresponding results in 2016 and 2017. For additional information, see note 1.3.5 of our audited consolidated financial statements included in the prospectus.

Sale of Estre Óleo e Gás Holding S.A.

On September 1, 2014, we and Wilson Quintella Filho, our founding shareholder, signed a non-cash share barter agreement pursuant to which Mr. Quintella exchanged 2,053,983 of the Company’s common shares owned by him (corresponding to 1.9% of the total common shares he then owned with a value of R$37.4 million) for 53,701,027 common shares issued by Estre O&G, then held by us. At that time, Estre O&G was our 100%-owned consolidated subsidiary engaged in providing tank cleaning, oil sludge treatment, pipeline construction and maintenance services in various locations under agreements entered into with Petrobras and the common shares transferred pursuant to the share barter agreement represented all common shares owned by us and issued by Estre O&G. Estre O&G had a 100% interest in Pollydutos Montagem e Construção Ltda., which, in turn, held a 100% interest in Estre Petróleo. Upon closing of the transaction on January 2, 2015, Estre O&G was transferred to Mr. Quintella, and we held in treasury those common shares previously held by Mr. Quintella. The impact of this transaction was recorded as a write-down of R$8.8 million in 2015 under the shareholders’ equity line item, representing the difference between our investment balance in Estre O&G (R$46.1 million) and the book value of the shares contributed by Mr. Quintella (R$37.4 million). For additional information, see note 1.3.1 of our audited financial statements included in the prospectus.

While Estre O&G was fully transferred to Mr. Quintella in connection with this transaction, we were unable to assign certain of the contracts with Petrobras related to the transferred Estre O&G business at the time of sale, and as such, retained responsibility for these contracts until they expired in January 2017. In connection with these retained contracts, we recorded revenues of R$4.4 million in 2015, and recorded operating costs of R$6.2 million in 2015. For additional information, see note 1.3.1 of our audited financial statements included in the prospectus.

Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participacões S.A.

On May 5, 2015, we entered into a purchase and sale agreement to sell 100% of our interest in Azaleia to Limpus—Soluções Ambientais Ltda. (“Limpus”) for R$30.3 million. The purpose of such transaction was to divest of certain of our smaller collections operations in the region of Ribeirao Preto conducted through Geo Vision Soluções Ambientais e Energia S.A. (“Geo Vision”), which we acquired in 2012. These collections operations generated low revenues relative to associated costs, particularly considering the sizeable distance between the collection sites and our landfills. As a result, as part of our restructuring process and with the goal of streamlining our operations in the region, we spun-off these collections operations into Azaleia, a newly-formed entity, which we later sold to Limpus, an entity that was controlled by the original sellers of Geo Vision. Following the execution of our agreement with Limpus in May 2015, we ceased to record results from these contracts. In the first part of 2015 prior to the sale of Azaleia, the collections operations of Azaleia generated revenues of R$10.9 million and operating costs of R$9.2 million.

There was no cash exchanged as part of the Azaleia transaction. In connection with the original acquisition of Geo Vision, we had a remaining balance of R$39.8 million to be paid to the seller as of December 31, 2016. As Limpus was an entity wholly owned by the original sellers of Geo Vision, at the time of settlement of the earnout provisions for the Azaleia transaction in 2016, we fully offset our accounts receivable from this transaction, amounting to R$41.3 million as of December 31, 2016, as adjusted by interest, by our accounts payable on the original Geo Vision transaction of R$39.8 million, as adjusted for interest, with the remaining balance of R$1.4 million written off as a loss from the settlement of accounts.

For additional information, see note 1.3.4. of our audited financial statements included in the prospectus.

Sale of CDR Pedreira—Centro de Disposicão de Resíduos

In October 2014, we entered into a purchase and sale agreement with BTG Pactual (through AZPSPE) for the sale of 65% of CDR Pedreira for a total purchase price of R$180 million paid in three installments over the course of 2014.

In addition, simultaneously with this sale, we entered into call and put option agreements in connection with our potential repurchase of CDR Pedreira from AZPSPE, originally set to expire in October 2017. The call and put option amount was R$180 million, plus 25% fixed interest per year from October 2014 and an additional put option premium equivalent to R$1.00 per share. The put option premium would be due on the earlier of (i) the exercise date of the put option or (ii) the last day of the period to exercise the put option. The fair value of the call option was R$20.9 million and R$10.7 million as of December 31, 2016 and 2015, respectively, recorded in noncurrent assets against other operating income. Despite the call option, following our execution of the purchase and sale agreement in October 2014, we ceased all control and influence in the operation and management of CDR Pedreira.

On May 19, 2016, in connection with the sale by BTG Pactual (through AZSPE) of CDR Pedreira to an independent third party, we agreed to terminate the right corresponding to the call and put options, the fair value of which totaled R$20.8 million at that time and, accordingly, fully wrote it off as a loss under “Other Operating Expense” in 2016.

For additional information, see note 1.3.3 of our audited financial statements included in the prospectus.

Transfer of Interests in Loga, Attend and Terrestre

In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to Latte Saneamento e Participações S.A. (“Latte”), a vehicle controlled by the Company’s former shareholders for a nominal fee. We also transferred an accounts receivable from the spun-off companies to Latte in the amount of R$3.0 thousand. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders to be completed in 2018.

As a result of these transactions, we recorded the transaction as a distribution to shareholders in equity in the amount of R$103.2 million in the year ended December 31, 2017 corresponding to the carrying amount of these investments and the account receivable. As of the date of this prospectus supplement, the closing document (Alteração do Contrato Social) for Terrestre has been signed and the transaction is pending registration by the São Paulo Board of Trade. In the meantime, the transfers of Loga and Attend have also not yet closed. As of June 30, 2018, we record results from these companies under discontinued operations.

Sale of Interest in Leccaros Participações S.A.

On April 23, 2018, we concluded the sale of our 50% interest in Leccaros Participações S.A., a non-operational company holding only real estate assets, for R$22.1 million to a third party—Lara Central de Tratamento de Resíduos Ltda. Cash consideration of R$10.0 million was received on the closing of the transaction, and R$12.1 million will be received in 12 equal monthly installments. As of December 31, 2017, Leccaros’ net assets were R$6.5 million, with R$3.3 million attributable to us. The transaction resulted in a gain on sale of R$37.6 million, of which R$18.8 million was attributable to us. As of December 31, 2017, we classified our investment in Leccaros as an asset held for sale.

How We Generate Revenue

We generate revenue primarily by providing cleaning, collection, disposal and treatment services to municipal, residential, waste collection companies and C&I customers. Our remaining revenue is generated from soil treatment and site clean-up for oil and gas clients, co-processing, landfill biogas energy generation operations, recycling, reverse manufacturing and the sale of carbon credits.

Revenue from our collection and urban cleaning operations consists of fees we receive from municipal and C&I customers pursuant to short and medium-term contracts through which we collect based on the weight collected or, less commonly, a fixed monthly fee, as is the case for our Salvador contract. The pricing of our municipal contracts is established at the time of execution as part of the competitive bidding process based on factors such as anticipated collection frequency, type of collection equipment needed, number of employees needed to provide service, anticipated type and weight of the waste collected, distance to the transfer station or disposal facilities and disposal costs. The pricing model for our C&I customers differs from the process for public clients, since it does not involve public bidding processes. Instead, contracts are negotiated privately between us and our prospective customers. Once an initial inquiry is made, our pricing team analyzes several factors based on the scope and type of services to be provided, as well as margin and other financial requirements, in order to arrive at the specific pricing terms to be negotiated with the prospective C&I client. Our municipal customer relationships are generally supported by exclusive contracts ranging from three to five years in initial duration with subsequent renewal periods when permitted by the contract agreement. Our contracts with our C&I customers are typically from one to three years in initial duration with subsequent renewal periods. The majority of our contracts with our customers have annual price escalation clauses that are tied to inflation.

Our landfills generate revenue from disposal and tipping fees. Revenue from our landfill operations consist of fees that are generally based on the type and weight of waste being disposed. While, as a result of the competitive bidding process, our landfill contracts with our municipal customers typically stipulate a fixed amount per ton of waste disposed, the amount invoiced to municipal customers on a monthly basis varies based on actual volume of waste disposed. Due to our high rate of internalization pursuant to which we currently dispose of approximately 55% of the total waste collected for municipal clients in our own landfills, there is a significant degree of overlap between our customers in the Collections & Cleaning segment and Landfills segment. Collections and disposal services are generally provided pursuant to separate agreements with different pricing models.

Revenue from our Oil & Gas operations is derived from the fees we receive for site cleanup of oil and gas projects and, specifically, remediation of areas contaminated by hydrocarbons. Our main customer in this segment is Petrobras that contracts for our services on an as-needed basis.

Revenue derived from our co-processing operations consists primarily of treatment fees that we receive from industrial customers based on the type and weight of the hazardous waste being treated. While we receive fees by the waste generators for the treatment of materials used for co-processing, we do not generate additional revenues in selling the fuel byproduct, which we give, without charge, to private industrial companies to use as fuel for industrial ovens.

Revenue derived from our energy-generation activities consists of the proceeds we receive from the sale of energy we produce from biogas. Our landfill operations naturally produce methane as well as other biogases from the decomposition of organic compounds. We capture these biogases using drains installed throughout our landfills, channeling them to processing plants through a gas network interconnecting the drains. At our power plants, these biogases go through a process of filtration and cooling to fuel the turbines that burn biogas and generate electricity. Of the energy produced as a result of this process, approximately 80% is sold pursuant to power purchase agreements (“PPAs”), which are structured as take or pay contracts with long-standing customers pursuant to which we are required to deliver a certain amount of electricity at set intervals, while the remaining approximately 20% is sold on the spot market.

Revenue from our recycling operations consists of treatment fees as well as the sale of products produced from construction and demolition waste to participants in the construction industry.

Revenue from our reverse manufacturing operations consists of treatment fees as well as the sale of the component parts of complex electronic products, such as steel, plastics and electronic parts, that are the byproduct of our disassembly of such products.

Carbon credit revenue consists of our sale of a tradable certificate or permit representing the right to emit carbon dioxide to carbon emitters. Our landfill operations produce biogas, which we burn in high-temperature flares at our facilities to convert into carbon dioxide. As methane is a greenhouse gas that has approximately 21 times the heat-trapping capacity of carbon dioxide, our process of reducing methane into carbon dioxide generates carbon credits. We sell the carbon credits to the NEFCO Nordic Environment Finance Corporation (“NEFCO”), pursuant to a procurement contract that expires in 2020, which NEFCO uses in order to meet Norway’s requirements under the second commitment period of the Kyoto Protocol.

We recognize revenue to the extent economic benefits are likely to be generated and when such amount can be reliably measured and, accordingly, revenue recognition does not necessarily correspond to cash flow. Revenue is measured at fair value of payments received or receivable and is recorded in our statement of profit and loss net of certain sales taxes and other discounts.

Since January 1, 2018 we adopted IFRS 15. Under IFRS 15, revenue is recognized in an amount that reflects the consideration which an entity expects to receive in exchange for the transfer of goods or services to a customer. For more information, please see “IFRS 15 Revenue from Contracts with Customers” below.

Summary of Our Trade Accounts Receivable Policy

Accounts Receivable Policy for C&I Customers

Our trade accounts receivable policy with respect to our C&I customers is as follows:

•	Trade accounts receivable that are three days overdue result in a notification informing the customer of the balance and requesting payment;
•	Trade accounts receivable that are seven days overdue result in a second notification informing the customer of the overdue balance and requesting payment, subject to suspension of the services being provided;
•	Trade accounts receivable that are ten days overdue result in suspension of the services being provided, as well as a third notification to the client;
•	Trade accounts receivable that are more than 15 days overdue result in a fourth notification informing the customer of the overdue balance and requesting payment, subject to being reported to the local credit bureaus;
•	Trade accounts receivable that are 30 days overdue are reported to the local credit bureaus and result in a notification informing the customer of the balance, requesting payment and reiterating the suspension of the services; and
•	Trade accounts receivable that are 45 or more days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court.

Our contracts with our C&I customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our C&I customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of June 30, 2018, accounts receivable from C&I customers represented approximately 14.0% of our total accounts receivable balance (14.2% as of December 31, 2017).

Accounts Receivable Policy for Public Entity Customers

Our trade accounts receivable policy with respect to our municipal and other public entity customers is as follows:

•	Trade accounts receivable that are 45 days overdue result in a notification informing the customer of the balance and requesting payment;
•	Trade accounts receivable that are 60 days overdue result in a second notification informing the customer of the overdue balance and requesting payment;
•	Trade accounts receivable that are 90 days overdue result in a third notification requesting payment within 72 hours, subject to suspension of the services being provided (to the extent permitted under Brazilian law); and

•	Trade accounts receivable that are more than 90 days overdue are forwarded to our legal department to consider legal action, which may involve a collection demand in court. We typically attempt to simultaneously negotiate alternative payment arrangements with our defaulting public entity customers to incentivize payment, which arrangements can vary on a case by case basis, but do not involve forgiveness of any portion of the principal amount due to us. Generally, we will renegotiate the payment schedule, allowing delinquent customers to pay the full principal amount due in installments over a period of 24 to 60 months, sometimes with interest or inflation adjustments. Failure to reach agreement with the customer to settle the debt could result in suspension of the services being provided (to the extent permitted under Brazilian law).

Our contracts with our public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of June 30, 2018, accounts receivable from public sector customers represented approximately 86.0% of our total accounts receivable balance (85.8% as of December 31, 2017).

Significantly late payments by public entity customers, such as municipalities, are a frequent occurrence in the Brazilian waste management industry. Pursuant to Brazilian Law No. 8,987/95 and Law No. 8,666/93, public services may be suspended in the event the payment for past services is past due for more than 90 days, unless the suspension could result in severe disturbances of the public order. In addition, under the Brazilian Constitution, as well as Law No. 11.101/05, municipalities are unable to declare bankruptcy and forfeit on their obligations. As a result of this, we do not typically write off accounts receivable from our public entity clients, as there is an expectation that accounts will eventually be settled following renegotiation and, if necessary, court intervention, even if such payment may be delayed for years. In addition, in extreme circumstances, the Brazilian Constitution allows the intervention of the state to settle unpaid obligations at the municipal level.

In addition, Brazilian Complimentary Law No. 101/00 and Law No. 4,320/64, which regulate public budgets, permit a governmental entity to transfer unpaid amounts in any given year to the subsequent year’s budget. Such practice underlies our policy of not writing off municipal accounts, as any overdue amounts will be presumably budgeted for the subsequent period until settled. In addition, as an additional form of protection, creditors owed amounts by governmental entities can claim such unpaid amounts through legal actions by obtaining a government-backed credit document called a “precatório” through which the petitioning creditor can guarantee that the claimed amounts will be included in the relevant governmental entity’s budget until these amounts are settled. Governmental entities must consider in their annual budgets the payment of claims for which an official precatório has been issued, with actual payments typically made in the order that precatórios are received. Default of the obligation to pay a precatório may trigger the intervention of the state to pay on behalf of the municipality.

In our experience, the general macroeconomic environment has a significant impact on the financial condition of municipalities, with the rate of payments on trade accounts receivable decreasing significantly during periods of economic downturn as municipalities face decreasing revenues. For example, the extended recession that Brazil experienced starting in 2014 and from which it is still recovering, has increased budgetary pressures on Brazilian municipalities and significantly increased payment delays by our public entity customers.

In addition, we experience a higher rate of payments on our trade accounts receivable from municipalities during the first three months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. In the first quarter of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts, if any. The rate of payments on trade accounts receivable progressively decreases as the year progresses, with the fourth quarter of each year exhibiting the lowest rate of payments on trade accounts receivable. We also experience a lower overall rate of payments on our trade accounts receivable from municipalities during election years and during the first quarter of the years following elections due to shifting budgetary priorities. Municipal elections are held country-wide at the same time every four years, and the last such elections were held at the end of 2016. In line with past experience, our collections were negatively impacted in the last quarter of 2016 and the first quarter of 2017.

Our strategy of engaging public entity clients in an attempt to renegotiate the payment schedule of overdue balances has helped to incentivize payments on trade accounts receivable and allowed us to increase our rate of collections from delinquent customers. By permitting certain delinquent municipal customers to pay their full overdue principal amounts in installments, we believe we are able to recover such amounts while at the same time enabling our customers to continue meeting their obligations under current invoices. The renegotiation process for payment of accounts receivable that are overdue by 360 days or more is time-intensive and can take years to be concluded.

Trade accounts receivable are recorded net of allowances for doubtful accounts. For more information on our policy relating to allowances for doubtful accounts, see “—Critical Accounting Policies and Estimates—Allowance for doubtful accounts” below.

Competitive Bidding Processes and Revenue Impact

We rely significantly on certain municipal customers within our Collection & Cleaning segment as a source of revenues, namely the municipalities of São Paulo and Curitiba. Together, our contracts with the municipalities of São Paulo and Curitiba represented 61.2% of the net revenues from services rendered for the Collection & Cleaning segment for the year ended December 31, 2017, and 41.7% of our total net revenues from services that year. For the six months ended June 30, 2018, our contracts with the municipalities of São Paulo and Curitiba represented 61.3% of the net revenues from services rendered for the Collection & Cleaning segment and 40.2% of our total net revenues from services. Competitive bidding processes are inherently subject to a high degree of uncertainty, and there can be no guarantee that past practices will be indicative of future success. Accordingly, we cannot predict with certainty when the competitive bidding processes for these contracts will occur and, likewise, there can be no assurances that we will prevail in securing the Curitiba and São Paulo bids on favorable terms or at all.

Moreover, we cannot assure you that we will be the successful bidder in bidding processes for any other competitive bidding process we participate in. In addition, even if we are successful in the bidding process and enter into new contracts with our most significant customers, the terms of the contracts might differ and might not be as favorable to us as those contracts currently in place, resulting in less revenue from these customers. This may be especially likely in the case of São Paulo given the municipality’s intention to divide the contract. The loss or adverse modification of any material customer contract, particularly our São Paulo or Curitiba municipal contracts, could have material adverse effect on our business, results of operations and financial condition.

While Brazilian law does not allow the term extension of government contracts already expired, public administrators may exercise their right to hire the same contractor on a provisional basis for a temporary period based on a waiver of the bidding process. Provisional service pursuant to a temporary contract may be with any service provider, not just the last serving contractor. These temporary contracts must be limited to a 180-day term, counted as of the occurrence of the exceptional circumstances giving rise to the auction delay, and may be terminated by the municipality at its discretion at any time, including as a result of the conclusion of the formal bidding process. As a general rule, temporary contracts entered into on an emergency basis may not be extended. However, as the collection of MSW is considered an essential service under Brazilian law, once the initial 180-day period expires on a temporary contract, municipalities may continue to extend for subsequent 180-day periods.

Our contract with the municipality of São Paulo

We have been servicing the São Paulo contract through Soma since 2011. Our contract with the municipality of São Paulo for urban cleaning and street sweeping services comprised approximately 29.1% of our revenues in 2017 and 28.7% for the six months ended June 30, 2018. This contract expired, and we are currently providing urban cleaning services to the city of São Paulo pursuant to a temporary contract. The temporary contract was first entered into on December 15, 2017 and was set to expire at the end of June 2018. On June 12, 2018, we further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality. However, the extended temporary contract introduces certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. We, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of our service area, since we previously serviced one of the only two parcels. In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, our monthly revenues from the Soma contract was reduced by 37.7%.

After a series of delays, a new auction for the São Paulo contract has been scheduled for October 18, 2018, although delays are possible. São Paulo has announced its intention to divide the urban cleaning contract into six separate parcels, in line with the extended temporary contracts entered into in June 2018. Accordingly, it seems probable that the revenue loss we experience in the second half of 2018 as a result of the contractual changes introduced in connection with the extended temporary contract will become permanent, or that we may lose all or a portion of our business with the city of São Paulo when the extended temporary contract expires at the end of 2018, or earlier at the discretion of the municipality. Any significant loss of business emanating from these developments will have a material adverse impact on us, which is not yet reflected in our results as of and for the six months ended June 30, 2018 shown herein due to the timing of the contract modification only at the end of June 2018.

Our contract with the municipality of Curitiba

Cavo, which we acquired in 2011, has been servicing the Curitiba contract since 1995. Our contract with the municipality of Curitiba for collections, urban cleaning and street cleaning comprised approximately 12.5% and 11.5% of our revenues in 2017 and for the six months ended June 30, 2018, respectively. We are currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality. The competitive bidding process to procure the new Curitiba collections and cleaning contract was scheduled for September 20, 2018, but was suspended on September 18, 2018 and, on September 28, 2018, was rescheduled to October 31, 2018.

Potential impact of contract loss on results of operations

Considering the significance of the São Paulo and Curitiba contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts are lost. According to the estimates of our management, based on revenue expectations for 2018, the impact of losing both of these contracts on an annualized basis would correspond to a 37.9% decrease in revenues, while the loss of just the current São Paulo contract would correspond to an estimated 25.1% decrease and just the Curitiba contract to a 12.8% decrease.

Our operational structure is designed to serve these two important contracts and, in the event that one or both of the contracts were lost, we would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term. Furthermore, given the medium and long term nature of the majority of our contracts, we would not have the flexibility to immediately offset a decrease in revenues by increasing prices. Given the staggered timing of attractive competitive bidding opportunities occurring only on an intermittent basis as existing contracts come due, we would likely face challenges to quickly replace the lost revenues with new collections business. Given the size of the cities of São Paulo and Curitiba, respectively being the largest and eighth largest cities in Brazil in terms of population according to 2017 IBGE data, we would likely have to secure several smaller contracts to replace the revenues lost under these two contracts. A significant loss of revenues could, in turn, impact our ability to comply with the covenants under any of our indebtedness or make payments as they come due.

APPLICATION OF NEW IFRS ACCOUNTING STANDARDS

The IASB or other regulatory bodies periodically introduce modifications to financial accounting and reporting standards under which we prepare our financial statements. Recently, a number of new accounting standards and amendments and interpretations to existing standards have been issued, including IFRS 9—Financial Instruments (“IFRS 9”); IFRS 15—Revenue from Contracts with Customers (“IFRS 15”); and IFRS 16—Leases (“IFRS 16”).

We adopted IFRS 9 and IFRS 15 on January 1, 2018 and, therefore, our unaudited interim financial statements as of and for the six months ended June 30, 2018 included in this prospectus supplement reflect for the first time the application of these new accounting standards. We expect to apply IFRS 16 beginning on January 1, 2019, which is its effective date. For more information on the impact of these new accounting standards, please see Note 2.1 of our unaudited interim financial statements included elsewhere in this prospectus supplement.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, that replaces IAS 39 - Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting financial instruments project: (1) classification and measurement, (2) impairment and (3) hedge accounting. IFRS 9 became effective for annual periods on January 1, 2018. Except for hedge accounting, retrospective application is required, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

We adopted IFRS 9 on January 1, 2018 and did not restate comparative information. The initial application of IFRS 9, did not result in any significant impact in our statement of financial position.

Following the implementation of IFRS 9, we continue to measure at fair value all financial assets currently held at fair value. Trade accounts receivable are held to collect the contractual cash flows representing solely payments of principal and interest. We analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria to account them under amortized cost under IFRS 9. Therefore, reclassification of these instruments was not required.

Impairment under IFRS 9

IFRS 9 requires us to record expected credit losses on all our financial assets measured at amortized cost and at fair value through other comprehensive income, on either a 12-month or lifetime basis, when applicable.

In applying IFRS 9, we performed a credit loss assessment by segregating our financial assets based on their risk characteristics and counterparties, as follows: (1) accounts receivable from private C&I customers and (2) accounts receivable from public sector customers.

Upon application of IFRS 9, we now apply a simplified approach and record lifetime expected losses on all our accounts receivable from customers, both private C&I and public sector. To facilitate this, we performed a study of the historical behavior of our public and C&I portfolios, creating a risk matrix by age range, and we now record an allowance for doubtful accounts based on risk category on this matrix at the time revenue is recorded in relation to such accounts.

Based on the above, we recorded a R$3.5 million decrease on allowance for doubtful accounts upon adoption of IFRS 9 on January 1, 2018, with the main factor being the new definition of the default term for our public sector customers, from 360 days to 1,080 days.

For additional information see “—Critical Accounting Policies−Allowance for Doubtful Accounts” below.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, amended in April 2016, and establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized in an amount that reflects the consideration which an entity expects to receive in exchange for the transfer of goods or services to a customer.

We adopted IFRS 15 on the required effective date (January 1, 2018) using the modified retrospective method. As a result, we did not apply the requirements of IFRS 15 to the comparative period presented.

The new revenue standards of IFRS 15 replaces all previous revenue recognition requirements under IFRS.

Impact on Revenue From Services

The impact of the adoption of IFRS 15 on revenue recognition in relation to services contracts with our customers in both the public sector and private C&I customers is as follows:

Significant Financial Component in Contracts

In accordance with IFRS 15, we must determine whether there is a significant financing component in our contracts. In determining the transaction price of a contract and recording revenue in relation thereto, an entity must adjust the amount of the consideration promised to consider the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently of whether the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract.

Public sector customers. As discussed in greater detail under “−Summary of Our Trade Accounts Receivable Policy” above, our public sector customers are frequently delinquent in their payments to us and may pay as late as one year after the contractual due date or, in some circumstances, even later. Under our current accounting policy, we segregate the financial component from revenue when there is a significant time lag between the provision of services and the receipt of consideration. Considering the above, we analyzed whether there is a significant financial component in our contracts with public sector clients since the average term of effective receipt of consideration for this client portfolio is approximately six months. In so doing, we considered the average rate of 8.50% per year as the discount rate for 2018 (8.40% as of December 31, 2017), which represents the discount rate usually applied by us to calculate the present value of our non-current assets and liabilities. Based on this calculation, our equity was reduced by R$0.5 million upon adoption of IFRS 15 on January 1, 2018.

Advances from customers. We receive advances from our customers under certain contracts before the service is actually rendered. According to the current accounting policy (implementation of IFRS 15), the amounts related to these advances are presented under the account of customer advances in current liabilities. These balances are offset and transferred to the net revenue line when the services are rendered, over an average period of four months.

In accordance with IFRS 15, we analyzed whether such advances from customers qualify as a significant financing component and determined to use the practical expedient provided under IFRS 15 paragraph 63 and did not adjust the amount promised for the effects of significant financing components in these contracts.

Reversal of Revenue. Our current policy is to recognize revenue as services are rendered. The period of measurement of these services is 30 days, at which time a preliminary statement is sent to customers for approval. After fees are approved, customers are billed and, in cases where customers have not responded, revenue is recognized based on estimates or work performed (billing services). In the subsequent month, billing occurs after approval by customers. The proportion of the balance of unbilled revenues at the balance sheet date that was billed after 60 days was 1.47% as of June 30, 2018 (1.37% as of December 31, 2017).

Under IFRS 15, consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. Upon adoption of IFRS 15 on January 1, 2018, we reduced equity by R$1.9 million to give effect the calculation of discounts and rebates under IFRS 15.

Volume Discount

We did not record any adjustments under IFRS 15 based on our assessment of customer contracts containing discount clauses described above.

Impact on Revenue from the Sale of Products

Revenues from the sale of products refer to the sale of scrap, fuel gas, carbon credit and electric power. For this type of revenue, we treat each item as a separate performance obligation and recognize the revenue from these performance obligations at the time the control of the asset is transferred to the customer, usually at the time of delivery of the goods. For these revenues, we did not identify any impact related to the adoption of IFRS 15.

Total Impact of IFRS 15 Application

Based on the foregoing, the total impact of the adoption of IFRS 15 upon adoption of IFRS 15 on January 1, 2018 is summarized in the table below (in R$ million):

Assets
Public sector customers	(0.5)
Reversal of revenues	(1.9)
Deferred income tax and social contribution (34%)	0.2
Net impact on shareholders’ equity	(2.3)

IFRS 16—Leases

On January 13, 2016, the IASB published IFRS 16, which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases. IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position. We act as a lessee on a significant number of lease agreements over different assets, such as office buildings, equipment and landfill, and a significant portion of these arrangements are currently accounted for as operating leases under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term. Accordingly, these arrangements are expected to be affected by the implementation of this new accounting requirement. Classification of lease payments in the statement of cash flows is also expected to be affected by IFRS 16. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 is permitted for IFRS purposes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies and estimates are those that are important both to the presentation of our financial condition and results of operations and that require our management’s complex or subjective judgments, often as a result of the need to prepare estimates about matters that are inherently uncertain. As the number of variables and assumptions that affect the future resolution of uncertainties increases, these judgments become even more subjective and complex. In order to provide an understanding of how our management forms its judgments about future events, including the variables and assumptions underlying the estimates and the sensitivity of those judgments to different circumstances, we have identified the following significant accounting practices and estimates:

Allowance for doubtful accounts

As described under “−Application of New IFRS Accounting Standards−IFRS 9 Financial Instruments” above, IFRS 9 impacted our policy for recording allowance for doubtful accounts pursuant to which we now apply a simplified approach and record lifetime expected losses on all our accounts receivables from both private C&I and public sector customers. Prior to the application of IFRS 9, an allowance for doubtful accounts was recorded for trade accounts receivable from private C&I customers and public sector customers that were overdue by more than 360 days from their original maturity dates.

In assessing lifetime expected losses for our accounts receivables, we conducted a historical study of the behavior of our portfolio, creating a risk matrix by age range, and we now record allowance for doubtful accounts based on risk category on this matrix. Other factors that are considered when recording an allowance for doubtful accounts include a risk analysis conducted on each client’s portfolio, guarantees obtained, settlement agreements entered into with clients and probabilities of collection.

Our contracts with our private C&I and public sector customers typically provide for payment within 30 days from the date of the invoice, although invoicing arrangements can vary on a case-by-case basis based on the profile of the customer or municipality. Our experience is that our customers typically pay for current invoices between 30 to 45 days from the date of the invoice, but significant variation exists across the spectrum of our customers. As of June 30, 2018, accounts receivable from public sector customers represented approximately 83.0% of our total accounts receivable balance (85.8% as of December 31, 2017).

Specifically in relation to public sector customers, there is an element of seasonality with regard to payments, with a higher rate of payments during the first months of each year, as Brazilian municipalities receive an annual transfer of federal funds at the beginning of the year. As a result, in the beginning of the year, municipalities typically pay on time and, in addition, often make payments on past due amounts. On the other hand, the rate of late payments increases in the last quarter of the year, when municipalities are usually short of financial resources.

The payment of accounts receivable that are overdue will be renegotiated and the renegotiation process often takes a significant period of time (at times years) to be concluded and, in the meantime, we record an allowance for doubtful accounts based on this historical study of the behavior of the portfolio.

The allowance for doubtful accounts is recorded in selling expenses, net of recoveries, and are fully reversed whenever a debt is fully paid or partially reversed if its payment is effectively renegotiated through an installment payment arrangement. Trade accounts receivable are recorded net of allowances for doubtful accounts.

In many cases, municipalities with whom we have overdue receivables enter into agreements with us, which we refers to as the “formal recognition of debts”, whereby we accept to renegotiate the timing of payment of their overdue debts, sometimes forfeiting penalties and part of the interest contractually due on late payments. When we have sufficient evidence that our customers are committing to their revised payment schedules (at least two months of timely payments), we reverse the corresponding previously recognized allowance for doubtful accounts while continuing to monitor the payment of this negotiation. These renegotiations rarely forfeit a principal amount of debt due and often include an inflation adjustment for the overdue amounts.

The balance of allowance for doubtful accounts increases as the historical behavior of clients worsens with a corresponding affect on risk classification on the matrix and decreases for two main reasons: (i) payments received on accounts already have an allowance recorded for, and (ii) upon formal renegotiation of the amounts overdue, which would contribute to an improvement on the historical study of the behavior of the portfolio.

As of June 30, 2018, we had no significant reversal of the allowance for doubtful accounts.

Upon application of IFRS 9, we recorded a R$3.5 million decrease on allowance for doubtful accounts on January 1, 2018.

In 2017, our reversal of the allowance for doubtful accounts amounted to R$103.1 million reflecting mainly the following: (i) R$42.5 million corresponding to the collection of receivables due over 360 days; and (ii) R$60.6 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2016, our reversal of the allowance for doubtful accounts amounted to R$317.3 million reflecting mainly the following: (i) R$199.9 million corresponding to the collection of receivables due over 360 days; and (ii) R$117.4 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

In 2015, our reversal of the allowance for doubtful accounts amounted to R$337.4 million reflecting mainly the following: (i) R$266.5 million corresponding to the collection of receivables due over 360 days; and (ii) R$70.9 million corresponding to receivables due over 360 days for which successful renegotiation agreements were entered into.

Impairment of non-financial assets

We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and, at least, on a yearly basis. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. Typical indicators that an asset may be impaired include (i) a significant adverse change in legal factors in the business climate, (ii) an adverse action or assessment by a regulator and (iii) a significant adverse change in the extent or manner in which a long-lived asset is being utilized or in its physical condition. Impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost to sell and value in use. We calculate fair value less costs to sell based on information available about the current market for similar assets, less additional costs to dispose of the asset. Meanwhile, we calculate value in use based on discounted cash flow model, which does not consider restructuring activities that we have not yet committed to or significant future investments that will improve the asset subject to testing. The recoverable amount is, therefore, sensitive to the discount rate used in the discounted cash flow method, as well as expected future cash receipts and growth rate used for projection purposes.

Provision for legal proceedings

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We established provisions for tax, civil and labor contingencies. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, possible or probable and whether it can be reasonably estimated. Our assessment of the likelihood of loss is based on our evaluation of available evidence, the legal framework, available case laws, recent court rulings and analysis of their relevance, as well as the opinion of external legal counsel. Our provisions are reviewed and adjusted to take into consideration changes in circumstances such as applicable statutes of limitation, conclusions of tax audits or additional exposures identified based on new issues or court decisions. The settlement or resolution of these proceedings may result in amounts different from those estimated, due to inaccuracies inherent in the assessment process. We review our estimates and assumptions on at least an annual basis.

We record losses related to contingencies in cost of operations or selling, general and administrative expenses, depending on the nature of the underlying transaction leading to the loss contingency.

Fair value of financial instruments

We have established a process for reviewing all significant fair value measurements, including Level 3 fair value measurements. When measuring the fair value of an asset or a liability, we use observable market information. Fair values are classified at different levels in a hierarchy, as follows:

•	Level 1—quoted prices are available in a market with high liquidity for identical assets and liabilities at the date of the financial statements, consisting mainly of financial instruments traded on a stock exchange.
•	Level 2—prices used are different from prices quoted at Level 1, although they are directly or indirectly observable at the date of the financial statements. In this modality, financial instruments are valued using some type of modeling or other valuation methodology based on current market values, volatility, future prices, time values or other economic measurements.
•	Level 3—the sources of price information used include sources that are generally less observable, but which can be based on objective sources. These sources can be used with methodologies internally developed by us.

Landfill accounting and provision for landfill closure

As part of our environmental obligations in relation to landfills, we recognize a provision for landfill closure as a corresponding entry of a property, plant and equipment item, and depleted based on landfill usage volume as a percentage of a total licensed capacity. Our provision for landfill closure is recognized at present value and accreted as landfill capacity is used, and accreted over time for the time value of money. In determining the amount of the provision, assumptions and estimates are made in relation to discount rates, the expected cost for landfill closure and future maintenance of the site and the expected timing of these costs.

The significant accounting aspects are summarized below:

•	Decommissioning costs are recorded for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset;
•	The cash flows are discounted at a pre-tax long-term risk-free rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognized in the statement of profit or loss. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to or deducted from the cost of the asset;
•	The estimated costs are recorded taking into account the present value of the obligation, discounted to an average long-term risk-free rate of 15.27%; and
•	Cost estimates are reviewed annually, with the consequent review of present value calculation, adjusting the amounts of assets and liabilities already accounted for.

Landfill Cost Basis. Costs capitalized and included in our landfill assets include engineering designs and plans, earth-moving and excavation costs, construction, safety equipment, costs of obtaining environmental licenses and operating permits, installing piping for collection of biogas and installing lining material that prevents leachate leaking into the soil. As landfill capacity is used, periodically further lining is installed to seal layers or sections of the landfill, which we refer to as the “implementation of cells.”

Costs that we expect to incur upon exhausting capacity at each of our landfills include the ongoing maintenance costs such as soil and air monitoring, leachate drainage and disposal and site security.

Costs capitalized into our landfill assets are recognized when incurred, and depreciated from the moment that they are in the condition in which they are able to be used, in line with IAS 16.55.

The discount rate used to bring future estimated landfill closing costs to present value is our pre-tax weighted average cost of capital, which we believe represents an appropriate rate reflecting market assessments of the time value of money and the risks specific to the liability, in line with IAS 37.47.

Amortization and Accretion. Our landfill assets are amortized over their expected useful lives calculated based on the usage volume of the landfill. Our provision for landfill closure is accreted as the capacity of each landfill site is used. The amount accreted is the total estimated closing and ongoing future operating costs expected to be incurred once landfill capacity is exhausted, discounted to present value, and divided by the usage of capacity in the period. The provision is further accreted for the passing of time as the expected date of closing approaches.

Licensed capacity is set by the environmental regulatory agencies, according to each landfill’s location, environmental and geological attributes.

Impairment Considerations. Landfill assets are grouped together with other assets including buildings and operating equipment in a given geographical area that form a cash generating unit (CGU), as these assets operate in an integrated manner serving waste collection contracts in nearby municipalities.

Our CGUs have goodwill allocated to them and are tested annually for impairment by comparing their carrying values to their recoverable amounts which are determined by the CGUs value-in-use based on projections of discounted future cash flows to be generated from the operations of each CGU.

In the event that an impairment test finds that the recoverable amount of a CGU is lower than its carrying amount, the assets of the CGU are impaired by firstly allocating any charges to goodwill, and subsequently to the remaining assets of the CGU.

Deferred tax assets

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be used. Such assessment requires significant professional judgment so as to determine the deferred tax asset amount to be recognized based on probable term and future taxable profit levels, in addition to future tax planning strategies.

Fair value measurement of stock option

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

We use the Black & Scholes model to calculate the fair value of the shares that are part of the stock option plan approved by our Board of Directors on September 15, 2015. We have made an initial assessment of the estimates on the amount of shares to be issued. The impact of the valuation was recognized as an expense, with the corresponding entry to equity.

PRINCIPAL COMPONENTS OF OUR STATEMENT OF PROFIT OR LOSS

Revenue from services rendered

For a discussion of our revenue from services rendered, see “—Key Factors Affecting Our Results of Operations—How We Generate Revenue.”

Costs of services

Our cost of services include the following main costs:

•	Payroll, charges and benefits costs, which consist of salaries and wages, health and welfare benefits, incentive compensation and payroll taxes;
•	Waste treatment and disposal of leachate costs, which consist primarily of costs associated with the physical, chemical and biological treatment of leachate and costs associated with the transportation of this residue from our landfills to treatment plants together with other disposal costs from our collection activities;

•	Fuel costs, which include the direct cost of diesel fuel and lubricants used by our collection and transfer vehicles as well as our Oil & Gas operations and tractors operating in the landfills;
•	Transportation costs, which consist of the costs associated with the collection of waste by third parties taken to our or third parties’ landfills as well as soil transportation costs in connection with our Oil & Gas segment;
•	Lease of machinery and equipment, which consists of costs associated with the leasing of trucks for our collections business and tractors for landfills as well as lease of real estate and other equipment in connection therewith;
•	Materials to operate landfills, which consist of identification and safety materials;
•	Maintenance equipment, which consist of maintenance costs of trucks, tractors and other machinery for our operations including third-party labor, parts and tires;
•	Lease of real estate, equipment and vehicles, which consists of costs associated with the rental of real estate and rental or leasing of equipment or vehicles;
•	Technical assistance costs, which consist of costs associated with topography and laboratory analysis of waste received;
•	Depreciation, amortization and depletion, which includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, and amortization and depletion of landfill space assets under the occupied capacity (units-of-consumption) methodology. We fully depreciate all fixed assets, and do not apply salvage values;
•	Analysis and monitoring costs, which consist of soil and water analysis as part of our control processes at our landfills and also, to a lesser extent, in connection with operations in our Oil & Gas segment;
•	Travel and lodging costs, which consist of amounts expended to meet with prospective customers and visit existing customers throughout Brazil as well as shared labor costs between landfills; and
•	Other expenses, which include expenses such as outsourced labor costs, certain maintenance and repair costs.

Operating income/expenses

Other operating income and expenses consist of selling, general and administrative expenses, including salaries, legal and professional fees. Salary expenses include salaries and wages, health and welfare benefits and incentive compensation for corporate and field general management, field support functions, sales force, accounting and finance, legal, management information systems and clerical and administrative departments. Certain depreciation, amortization and depletion costs as well as leasing and equipment maintenance costs are allocated to general and administrative expenses to the extent related to corporate activities, such as the buildings and facilities serving administrative functions, computers and peripherals, furniture and fixtures as well as our commercial sales fleet. In addition, we allocate provisions for legal proceedings under general and administrative expenses insofar as our management determines, based on the advice of internal and external counsel, that the chance of loss is probable, and we also record expenses for the allowance for doubtful accounts under selling expenses (for additional information, see “—Critical Accounting Policies and Estimates”). Other expenses include rent and office costs, fees for professional services provided by third parties, marketing, directors’ and officers’ insurance, entertainment and charitable contributions for social causes, primarily through Instituto Estre.

Our other operating income (expenses) consists primarily of impairment charges, write-offs, capital gains and losses, other gains and losses from the sale of property, plant and equipment and investments and tax credits.

We also record the share of profit of an associate under operating income/expenses, consisting mainly of results from our investments in the following entities for the periods indicated

Denomination	Main activity	Interest held	June 30, 2018	2017	2016	2015
Attend Ambiental Ltda.(1)	Treatment of liquid effluents	Direct	—%	55%	55%	55%
Metropolitana Serviços Ambientais Ltda.	Landfill	Direct	50%	50%	50%	50%
Terrestre Ambiental Ltda.(1)	Landfill	Direct	—%	40%	40%	40%
CGR Catanduva—Centro Ger. Resíduos Ltda.(2)	Landfill	Indirect	—	—	50%	50%
Logística Ambiental de São Paulo S.A. (Loga)(1)	Cleaning and collection services	Direct and indirect	—%	38%	38%	38%
Unidade de Tratamento de Resíduos S.A.(3)	Landfill	Indirect	—	—	54%	54%
(1)	In connection with the Transaction, on December 21, 2017, we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee. These agreements are subject to customary conditions precedent, such as regulatory approvals and other third-party consents. Subject to the fulfillment of applicable conditions precedent, we expect the transfer of our interests in Loga, Attend and Terrestre to the Company’s former shareholders during 2018. The transfer of Terrestre is currently in advanced stages, only awaiting registration with the São Paulo Board of Trade.
(2)	On May 31, 2017, we became controlling shareholder of CGR Catanduva – Centro Ger. Resíduos Ltda. without transferring any consideration and started consolidating 100% of its result beginning in June 2017.
(3)	In April 2017, Cavo Serviços e Saneamento S.A. acquired the remaining 46% of Unidade de Tratamento de Resíduos S.A. and started consolidating 100% of its results. On August 22, 2017, Unidade de Tratamento de Resíduos S.A. merged into Cavo Serviços e Saneamento S.A. and no longer independently exists.

Finance income and costs

Finance income is mainly comprised of interest income from inflation adjustments on recoverable income and social contribution tax losses and withheld social security (Instituto Nacional do Seguro Nacional) (“INSS”), as well as interest income from the renegotiation of receivables from customers. In addition, we record finance income from invested funds and other investments.

Finance expenses are comprised primarily of inflation adjustments and interest on debentures and other loans, as well as other interest costs associated with late payments to suppliers and taxes. In addition, certain discounts given to customers are recorded as finance expenses.

Income tax and social contribution

Income tax and social contribution, both current and deferred, are calculated at a rate of 15%, plus an additional 10% on annual taxable income in excess of R$240,000 for income tax, and 9% on annual taxable income for social contribution, taking into account the offsetting of tax loss carry-forwards and negative base of social contribution, limited to 30% of the taxable income each fiscal year.

Income tax and social contribution expenses consist of current and deferred income taxes. Both current and deferred taxes are recognized in our results of operations, except for those related to transactions or items directly recognized in shareholders’ equity or other comprehensive income.

Current taxes represent the expected tax payable or receivable on the taxable profit or loss for the year, at applicable tax rates enacted or substantively enacted on the reporting date and any adjustment to the taxes payable in relation to prior years. Our management regularly assesses the tax positions in circumstances in which tax regulations require interpretation, and sets up provisions when necessary.

Deferred tax is recognized with respect to the temporary differences between the book values of assets and liabilities and their tax basis.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that taxable profits will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets written off are reviewed at every statement of financial position date and recognized to the extent that it is probable that future taxable profit will allow deferred tax assets to be recovered.

Deferred tax assets and liabilities are measured at the tax rates expected to apply in the year when the asset is realized or the liability settled, based on tax rates (and tax laws) that have been enacted at the statement of financial position date.

Our effective tax rate is principally impacted by the unavailability of sufficient future taxable income against which to recognize deferred tax assets, pursuant to IAS 12.24 and 34. This causes volatility in our effective tax rate as we are not able to recognize deferred tax assets on deductible temporary differences, such as those generated by (i) the recognition of impairment losses (which are only deductible for income tax purposes upon sale or disposal of the impaired asset), (ii) provisions for doubtful accounts and for contingencies, or (iii) our tax losses for the period. Should our assessment of the probability of available future taxable income change such that we are able to recognize deferred tax assets on all of our deductible temporary differences, the variances in our effective tax rate between periods would likely be lower.

Discontinued Operations

We classify assets held for sale as discontinued operations. The criteria for classification of items held for sale are considered as having been met only when a sales transaction is highly probable to occur and when such items are available for immediate sale in the present condition. Discontinued operations are excluded from profit or loss of continuing operations, and presented as a single amount in profit or loss after taxes under discontinued operations in the statement of profit or loss. As of December 31, 2017, we classified as discontinued operations: CGR Doña Juana ESP, in connection with the agency agreement for sale from January 9, 2016, and Attend Ambiental Ltda., Terrestre Ambiental Ltda. and Logística Ambiental de São Paulo (Loga), in connection with the Transaction, in which we entered into three definitive agreements for the transfer of our equity interests in Loga, Attend and Terrestre to a vehicle controlled by the Company’s former shareholders for a nominal fee.

The result of these discontinued operations was positive, contributing R$8.1 million of profit in 2017 and R$13.7 million in profits in the six months ended June 30, 2018.

OUR BUSINESS SEGMENTS

Our business operations are organized according to four main business segments: (i) Collection & Cleaning Services, (ii) Landfills, (iii) Oil and Gas, and (iv) Value Recovery. Our management separately monitors operating income (loss) of each of our business segments in making decisions on fund allocation and evaluating performance. While we monitor revenue and allocate costs of services and operating income (expenses) on a per segment basis, our financing (including finance income and expenses) and income taxes and social contribution are managed at the corporate level and, accordingly, are not allocated to our operating segments. Our four business segments are described below:

Collection & Cleaning Services. Our main business segment in terms of revenues through which we collect, transport and temporarily store household waste for residential generators pursuant to short and medium term contracts with municipalities and, to a lesser extent, for C&I customers pursuant to separate contracts with each generator. In addition, a significant portion of our results from this segment involve public cleaning services, including, primarily, street sweeping and upkeep of public spaces to municipalities, including in the municipalities of Curitiba and, notwithstanding significant reductions in volume under our contract, São Paulo. This segment involves focused logistical planning in terms of routing based on the profiles and conditions of each municipality, with the objective of optimizing efficiency and minimizing risks and environmental impact in transporting waste to the final destination.

Landfills. Our second largest segment in terms of revenues through which we own and manage treatment centers and landfills and offer use of such facilities to municipal customers, private collection companies and C&I customers for the disposal of their waste (sometimes collected by us as part of our Collection & Cleaning Services segment), including certain hazardous waste and medical waste, for which we receive tipping fees according to the volume or weight of the waste to be disposed, which are typically paid on a monthly basis.

Oil & Gas: This segment provides soil treatment and restoration services primarily to one main customer, Petrobras.

Value Recovery: Through this segment, we provide a variety of solutions that seeks to maximize the use of waste through innovative recycling processes. Our main business through this segment is the production and sale of biogas from waste products as well as the production of alternative fuel with high caloric value to the cement industry by combining two or more industrial waste products (hazardous waste), aimed at producing a “blend” (homogeneous mixture), which can be used in industrial furnaces of the cement industry. Through this segment, we also dismantle and repurpose electronic products and engage in more traditional recycling activities serving the construction industry.

Costs and expenses allocated to corporate primarily relate to services provided to us at the management and administrative level, including our board of directors, executive officers and upper management team, back office functions, regional administration support, as well as legal and advisory services. In addition, other operating income and expenses (consisting mainly of impairment charges, write-offs and capital gains and losses on the sale of assets) are also allocated here. We do not record revenues at the corporate level.

To eliminate the effects of intercompany transactions among our business segments, we adjust and offset the effect of revenues and expenses relating to services provided by, and received from, our consolidated entities across different business segments, which primarily include revenues and expenses from services provided by our Landfills segment to our Collection & Cleaning Services segment.

For additional information regarding our business segments, see “Business” in the prospectus.

RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations for the periods indicated:

	For the six months ended June 30,			For the year ended December 31,
	2018	2018	2017 (restated)(2)	2017	2017	2016 (restated)(2)	2015 (restated)(2)
	(in millions of US$)(1)	(in millions of R$)		(in millions of US$)(1)	(in millions of R$)
Revenue from services rendered	183.9	709.0	671.4	412.7	1,365.3	1,393.0	1,338.9
Costs of services	(128.4)	(495.0)	(478.2)	(288.3)	(953.8)	(1,012.3)	(977.5)
Gross profit	55.5	214.0	193.2	124.4	411.6	380.7	361.4
Operating income (expenses)
General and administrative expenses	(42.0)	(162.0)	(169.2)	(78.0)	(258.1)	(231.9)	(223.3)
Selling expenses	(2.6)	(10.1)	6.3	(2.0)	(6.6)	10.5	13.3
Share of profit of an associate	(0.2)	(0.6)	2.3	(0.3)	(1.0)	10.2	11.1
Other operating income (expenses), net	2.3	8.7	11.8	(9.0)	(29.9)	(77.9)	(24.7)
	(42.5)	(163.9)	(148.8)	(89.4)	(295.6)	(289.2)	(223.6)
Profit before finance income and costs	13.0	50.1	44.5	35.1	116.0	91.5	137.7
Finance expenses	(36.2)	(139.5)	(324.2)	(161.5)	(534.3)	(400.9)	(385.2)
Finance income	17.4	67.0	5.8	33.2	109.7	53.6	30.2
Loss before income and social contribution taxes	(5.8)	(22.4)	(273.9)	(93.3)	(308.6)	(255.8)	(217.3)
Current income tax and social contribution	(6.8)	(26.4)	(4.3)	(5.3)	(18.3)	(55.4)	(5.8)
Deferred income tax and social contribution	(21.9)	(84.5)	381.6	112.2	371.1	(49.8)	12.6
Profit (loss) from continuing operations	(34.6)	(133.3)	103.4	13.4	44.2	(360.9)	(210.4)
Profit (loss) after income and social contribution tax from discontinued operations	3.5	13.7	1.9	2.4	8.1	—	(4.5)
Profit (loss) for the period/year	(34.6)	(119.6)	105.3	15.8	52.3	(360.9)	(215.0)
(1)	Solely for the convenience of the reader, the amounts in reais for the six months ended June 30, 2018 and year ended December 31, 2017 have been translated into U.S. dollars using the rate of R$3.8558, which was the commercial selling rate for U.S. dollars as of June 30, 2018 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. See “Exchange Rate Information” in this prospectus supplement.
(2)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “—Internal Evaluation Process and Restatement of Prior Years Financial Statements” above and Note 1.5 of our audited financial statements included in the prospectus.

Revenue From Services Rendered

Six months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Revenue from services rendered increased by R$37.6 million, or 5.6%, from R$671.4 million for the six months ended June 30, 2017 to R$709.0 million for the six months ended June 30, 2018. This increase was primarily due to a R$45.4 million increase in revenues from our Collection & Cleaning Services segment mainly as a result of (i) inflation-driven price increases, (ii) the consolidation of 100.0% of Soma’s results, (iii) revenues from our new transfer station GLA - Gestão Logistica Ambiental S.A., (iv) new contracts and (v) increased momentum from our C&I business. This increase was partially offset by a R$6.5 million decrease in revenues from our Oil & Gas business due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated:

	For The Six Months Ended June 30,
	2018	2017 (restated)
	(in millions of R$)
Collection & Cleaning Services	479.3	433.9
Landfills	242.7	239.3
Oil & Gas	13.2	19.7
Value Recovery	28.3	24.0
Subtotal	763.3	716.9
Elimination and adjustments	(54.3)	(45.5)
Total revenue from services rendered	709.0	671.4

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$45.4 million, or 10.5%, from R$433.9 million for the six months ended June 30, 2017 to R$479.3 million for the six months ended June 30, 2018. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in the six months ended June 30, 2018, R$423.0 million, or 88.3%, was attributable to our public collections business with municipal customers, while R$56.3 million, or 11.7%, was attributable to our C&I collections business, and (ii) during the same period of 2017, R$393.5 million, or 90.7%, of our total revenue from services rendered was attributable to our public collections business with municipal customers and R$40.4 million, or 9.3%, was attributable to our C&I collections business.

This increase in revenue from services derived from our Collection & Cleaning Services segment was primarily due to (i) an increase of R$15.2 million in revenues from our contract with the municipality of São Paulo through Soma due to the 100.0% consolidation of Soma’s results starting in October 2017 following the corporate reorganization of Soma as a special purpose vehicle, whereas as previously, we only consolidated 82.0% of Soma’s results reflecting our participation in the joint operation with Corpus, (ii) revenues of R$12.2 million from the commencement of operations at GLA - Gestão Logistica Ambiental S.A., a new transfer station in July 2017 and, therefore, had no revenue impact in the six months ended June 30, 2017, (iii) revenue from new contracts with Campo Largo and Rio Claro municipalities effective since November 2017 and April 2018, respectively, contributing revenues of R$4.9 million in the six months ended June 30, 2018, with no corresponding revenue stream in the same period of 2017, (iv) R$9.8 million increase in revenues from certain other existing contracts such as Salvador, Taboão and Sertãozinho due to price adjustments resulting from the application of inflation-linked price increases and (v) a R$15.8 million, or 39.1%, increase in revenues from our C&I collection business reflecting new relevant customers in our clients base.

These effects were partially offset by (i) a R$6.9 million reduction in our Curitiba contract due to scope reduction, (ii) a R$5.0 million decrease in revenues from the São José dos Campos collection contract due to the termination of the contract in February 2017, and (iii) a R$4.3 million decrease in revenues from Aparecida de Goiania due to the termination of the contract in April 2018.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$3.3 million, or 1.4%, from R$239.3 million for the six months ended June 30, 2017 to R$242.7 million for the six months ended June 30, 2018, primarily due to (i) a R$5.6 million increase in revenues from our Aracaju and Curitiba landfills due to an increase in the volume disposed coupled with contractually stipulated inflation-driven price and (ii) a R$5.7 million increase due to the 100% consolidation of our Catanduva landfill since June 2017. These effects were partially offset by a R$7.4 million decrease in revenues from our Itapevi, Tremembé and Feira de Santana landfills due to a decrease in the volume disposed at these landfills.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$6.5 million, or 33.0%, from R$19.7 million for the six months ended June 30, 2017 to R$13.2 million for the six months ended June 30, 2018, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment increased by R$4.3 million, or 17.9%, from R$24.0 million for the six months ended June 30, 2017 to R$28.3 million for the six months ended June 30, 2018, primarily due to the implementation of three more turbines at our Curitiba plant in September 2017.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Revenue from services rendered decreased by R$27.7 million, or 2.0%, from R$1,393.0 million in 2016 to R$1,365.3 million in 2017. This decrease was primarily due to a R$37.0 million decrease in revenues from our Oil & Gas business segment corresponding to the decrease in the volume of services rendered to our main customer in this segment, partially offset by a R$15.0 million increase in revenues from Value Recovery segment due to an increase in activities at our gas-to-energy plants coupled with a R$6.8 million increase in revenues in our Collection & Cleaning Services segment mainly as a result of both inflation-driven price increases and increased momentum from our C&I business.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated:

	For The Year Ended December 31,
	2017	2016 (restated)
	(in millions of R$)
Collection & Cleaning Services	928.8	922.0
Landfills	455.4	449.8
Oil & Gas	25.9	62.9
Value Recovery	57.2	42.2
Subtotal	1,467.3	1,476.9
Elimination and adjustments	(102.0)	(83.9)
Total revenue from services rendered	1,365.3	1,393.0

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$6.8 million, or 0.7%, from R$922.0 million in 2016 to R$928.8 million in 2017. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) during 2017, R$830.8 million, or 89.5%, was attributable to our public collections business with municipal customers, while R$98.0 million, or 10.5%, was attributable to our C&I collections business, and (ii) during 2016, R$843.1 million, or 91.4%, of our total revenue from services rendered was attributable to our public collections business with municipal customers and R$78.9 million, or 8.6%, was attributable to our C&I collections business.

This increase in revenue from services derived from our Collection & Cleaning Services segment was primarily due to (i) a R$24.0 million, or 6.4%, increase in revenues from our São Paulo urban cleaning contract through Soma due to the positive impact of inflation-linked contractually stipulated price adjustments together with the 100% consolidation of Soma’s results starting in October 2017 following the corporate reorganization of Soma as a special purpose vehicle, whereas as previously, we only consolidated 82.0% of Soma’s results reflecting our participation in the joint operation with Corpus and (ii) a R$19.0 million, or 24.1%, increase in revenues from our C&I collection business reflecting new relevant customers in our clients base.

These effects were partially offset by (i) a R$23.1 million, or 84.3%, decrease in revenues from the São José dos Campos collection contract due to the termination of the contract in February 2017, and (ii) a R$7.5 million, or 22.0%, decrease in revenues from Aracaju our collection contract due to the partial termination since May 2017.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$5.6 million, or 1.3%, from R$449.8 million in 2016 to R$455.4 million in 2017 primarily due to (i) a R$32.2 million increase in revenues due to an increase in the volume disposed coupled with contractually stipulated inflation-driven price, particularly in relation to our Tremembé, Piratininga and Curitiba landfills and (ii) a R$5.7 million increase due to the 100% consolidation of our Catanduva landfill since June 2017. These effects were partially offset by a R$30.6 million, or 48.7%, decrease in revenues from our Maceió landfill mainly due to price adjustments in 2016 resulting from the application of inflation-linked price increases covering the period from 2010 to 2014 with no corresponding revenue in 2017.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$37.0 million, or 58.9%, from R$62.9 million in 2016 to R$25.9 million in 2017, due to a corresponding decrease in the volume of services rendered to our main customer in this segment, Petrobras, reflecting in part the impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment increased by R$15.0 million, or 35.5%, from R$42.2 million in 2016 to R$57.2 million in 2017, primarily due to a R$6.5 million, or 50.0%, increase in revenues from our gas-to-energy business due to the implementation of three more turbines in our Curitiba plant coupled with a R$3.0 million, or 13.0%, increase in revenues from co-processing business mainly due to new customers.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Revenue from services rendered increased by R$54.1 million, or 4.0%, from R$1,338.9 million in 2015 to R$1,393.0 million in 2016, primarily driven by (i) a R$87.5 million increase in our Collection & Cleaning Services segment reflecting the commencement of services in connection with a new public collections contract won in 2016 with the municipality of Aracaju (for additional information, see “—Collection & Cleaning Services”) coupled with the positive impact of inflation-linked price increases and (ii) a R$36.0 million increase in revenue from our Landfills segment reflecting an increase in prices charged at our Maceió and Curitiba landfills and, to lesser extent, increased volumes at our Piratininga landfill due to the establishment of a new disposal contract (for additional information, see “—Landfills”).

These increases were partially offset by (i) a R$40.8 million decrease in our Oil & Gas segment due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the impact of the Brazilian economic and political environment on Petrobras’ operations and (ii) a loss of revenue from divested operations following (A) the sale of our 75% equity stake in Argentina-based Estrans in December 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of Interest in Estrans S.A.”), which generated revenue of R$34.5 million in 2015, with no corresponding revenue in 2016, (B) our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.”), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (C) decreased revenue from ongoing contracts with Petrobras that we were unable to assign following our sale of Estre O&G (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Estre Óleo e Gás S.A.”), which generated revenue of R$4.4 million in 2015, which no significant revenue in 2016.

The table set forth below presents a breakdown of our revenue from services rendered by business segment for the periods indicated.

	For The Year Ended December 31,
	2016 (restated)(1)	2015 (restated)(1)
	(in millions of R$)
Collection & Cleaning Services	922.0	834.5
Landfills	449.8	413.8
Oil & Gas	62.9	103.7
Value Recovery	42.2	44.8
Subtotal	1,476.9	1,396.8
Corporate	—	—
Elimination and adjustments	(83.9)	(57.9)
Total revenue from services rendered	1,393.0	1,338.9
(1)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “—Internal Evaluation Process and Restatement of Prior Years Financial Statements” and Note 1.5 of our audited financial statements included in the prospectus.

Collection & Cleaning Services. Revenue from services rendered derived from our Collection & Cleaning Services segment increased by R$87.5 million, or 10.5%, from R$834.5 million in 2015 to R$922.0 million in 2016. Of our total revenue from services rendered in our Collection & Cleaning Services segment (i) in 2016, R$843.1 million, or 91.4%, was attributable to our public collections business with municipal customers, while R$78.9 million, or 8.6%, was attributable to our C&I collections business and (ii) in 2015, R$754.9 million, or 90.5%, was attributable to our public collections business with municipal customers, while R$79.6 million, or 9.5%, was attributable to our C&I collections business.

This increase in revenue from this segment was primarily due to (i) a R$34.0 million increase in connection with the commencement of collection operations in Aracaju in the state of Sergipe in March 2016 pursuant to a new municipal contract and (ii) the overall positive effect of contractually stipulated price increases linked to the Brazilian IPCA or IGP-M inflation indexes, contributing to (A) a R$32.7 million, or 9.6%, increase derived from our São Paulo urban cleaning operations and (B) a R$8.0 million, or 4.7%, increase from our collections business in Curitiba, among others.

These increases were partially offset by (i) the loss of C&I customers as a result of the adverse macroeconomic scenario in Brazil, (ii) our sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.”), with the contracts sold generating revenue of R$10.9 million in 2015, with no corresponding revenue in 2016 and (iii) a R$1.7 million decrease resulting from the expiration of our Marechal Deodoro contract in the state of Alagoas in 2016.

Landfills. Revenue from services rendered derived from our Landfills segment increased by R$36.0 million, or 8.7%, from R$413.8 million in 2015 to R$449.8 million in 2016, primarily due to a (i) a R$38.5 million increase in revenue from our Maceió landfill in 2016 due to price adjustments resulting from the application of inflation-linked price increases covering the period from 2010 to 2014, (ii) a R$5.2 million increase in revenue from our Curitiba landfill in 2016 as a result of contractually stipulated inflation-driven price increases, (iii) a R$4.3 million increase from our Piratininga landfill resulting from a new contract with the Bauru municipality in 2016, (iv) a R$4.6 million increase from our Aracaju landfill due to a corresponding increase in the volume of Class I waste from Petrobras disposed there, and (v) a R$2.8 million increase from our Feira de Santana landfill as a result of a new contract with the municipality of Feira de Santana entered into in 2016.

These increases were partially offset by the sale of 75% of our foreign investment in Argentina-based Estrans in December 2015 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Interest in Estrans S.A.”), which generated revenue of R$34.5 million in 2015, with no corresponding revenue from Estrans in 2016.

Oil & Gas. Revenue from services rendered derived from our Oil & Gas segment decreased by R$40.8 million, or 39.3%, from R$103.7 million in 2015 to R$62.9 million in 2016, primarily due to a reduction of services from our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.

Value Recovery. Revenue from services rendered derived from our Value Recovery segment decreased by R$2.6 million, or 5.8%, from R$44.8 million in 2015 to R$42.2 million in 2016, primarily due to a (i) R$3.2 million, or 11.6%, decrease from our co-processing and recycling businesses due to poor customer retention during the period and (ii) a decrease in revenue due to a corresponding decrease in the volume of carbon credits sold. These decreases were partially offset by a R$4.8 million increase in our energy business due to the commencement of operation of a new biogas plant in Curitiba in May 2016.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we deducted R$83.9 million and R$57.9 million from our total revenue from services rendered in 2016 and 2015, respectively, primarily reflecting services provided by our Landfills segment to our Collection & Cleaning Services segment.

Cost of Services

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Cost of services increased by R$16.9 million, or 3.5%, from R$478.2 million for the six months ended June 30, 2017 to R$495.0 million for the six months ended June 30, 2018, mainly due to the following reasons:

•	Costs related to payroll, charges and benefits increased by R$19.2 million, or 6.9%, primarily due to wage increases pursuant to the annual renegotiation of collective bargain agreements, primarily impacting our collections business and to a lesser extent, R$5.2 million in costs in connection with lay-offs at Soma;
•	Costs related to waste treatment and disposal of leachate increased by R$10.7 million, or 86.5%, primarily due to more rainfall during the six months ended June 30, 2018 when compared to the six months ended June 30, 2017 and the consequent increase in leachate volumes at Estre’s landfills; and
•	Costs related to fuel and lubricant increased by R$4.5 million, or 15.6%, reflecting mainly the increase in the price of fuel due to the truck drivers’ strike in Brazil in May 2018 ;

The above increases were partially offset by (i) a R$10.7 million, or 18.8%, decrease in cost related to depreciation, amortization and depletion impacted by the lower depreciation applied to our landfills with the closing of one cell in our Paulínia landfill, (ii) a R$4.6 million, or 58.9%, decrease in costs related to technical assistance as a result of better rationalization and improved operational efficiency, and (iii) R$11.4 million in costs recorded in connection with our Internal Evaluation Process in the six months June 30, 2017 reflecting unsupported payments at Soma with no evidence of goods and services being provided, with no corresponding cost in the six months ended June 30, 2018.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated:

	For The Six Months Ended June 30,
	2018	2017 (restated)
	(in millions of R$)
Collection & Cleaning Services	(366.1)	(328.9)
Landfills	(104.1)	(125.0)
Oil & Gas	(9.6)	(10.9)
Value Recovery	(22.2)	(16.8)
Subtotal	(501.9)	(481.6)
Corporate	(48.5)	(38.5)
Elimination and adjustments	55.4	41.9
Total cost of services	(495.0)	(478.2)

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$37.3 million, or 11.3%, from R$328.9 million for the six months ended June 30, 2017 to R$366.1 million for the six months ended June 30, 2018, primarily due to (i) a R$14.0 million increase in payroll, charges and benefits costs related to the annual renegotiation of collective bargaining agreements with our employees and overtime payments, (ii) a R$11.9 million increase in costs from our contract with the municipality of São Paulo through Soma due to the 100.0% consolidation of Soma’s results starting in October 2017 following the corporate reorganization of Soma as a special purpose vehicle, whereas as previously, we only consolidated 82.0% of Soma’s results reflecting our participation in the joint operation with Corpus, (iii) costs of R$8.7 million in the six months ending June 30, 2018 from new transfer station GLA - Gestão Logistica Ambiental S.A, which started operations in July 2017 and, therefore, did not impact costs during the six months ended June 30, 2017, and (iii) costs of R$3.2 million in the six months ended June 30, 2018 associated with our new contracts with the Campo Largo and Rio Claro municipalities, with no corresponding costs in the six months ended June 30, 2017. Our costs from C&I collection business increased by R$8.8 million reflecting new relevant customers in our clients base coupled with the increase in the price of fuel due to the truck drivers’ strike. These effects were partially offset by a R$9.8 million decrease in costs resulting from the termination of our São José dos Campos and Aparecida de Goiania municipal contracts in February 2017 and April 2018, respectively.

Landfills. Cost of services from our Landfills segment decreased by R$20.9 million, or 16.8%, from R$125.0 million for the six months ended June 30, 2017 to R$104.1 million for the six months ended June 30, 2018, primarily due to (i) a reduction of R$7.6 million in direct labor costs mainly due to cuts to our bonus program in 2018; (ii) a R$5.7 million decrease in cost related to depreciation, amortization and depletion impacted by the lower depreciation applied to our landfills with the closing of one cell in our Paulínia landfill (iii) a R$3.1 million or 52.3% decrease in the lease expense of machinery and equipment that was acquired in 2018 for which depreciation expense was lower and (iv) a reduction of R$1.8 million or 27.5% due to decrease in operational costs mainly due to costs optimizations at Aracaju Landfill.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$1.3 million, or 11.9%, from R$10.9 million for the six months ended June 30, 2017 to R$9.6 million for the six months ended June 30, 2018, driven by a decrease in the volume of services rendered to our main customer in this segment, Petrobras.

Value Recovery. Cost of services from our Value Recovery segment increased by R$5.4 million, or 31.6%, from R$16.8 million for the six months ended June 30, 2017 to R$22.2 million for the six months ended June 30, 2018, driven mainly by the implementation of three more turbines in our Curitiba plant in September 2017.

Corporate. Cost of services at the corporate level increased by R$10.0 million, or 26.0%, from R$38.5 million for the six months ended June 30, 2017 to R$48.5 million for the six months ended June 30, 2018, primarily reflecting an increase in payroll costs.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$55.4 million and R$41.9 million from our total cost of services for the six months ended June 30, 2018 and 2017, respectively, primarily reflecting transactions between our Landfills and Collection & Cleaning Services segments.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Cost of services decreased by R$58.6 million, or 5.8%, from R$1,012.3 million in 2016 to R$953.8 million in 2017, mainly due to the following reasons:

•	Costs related to the lease of machinery and equipment decreased by R$29.5 million, or 63.4%, primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2017, which are classified as capital expenditures;
•	Costs related to depreciation, amortization and depletion decreased by R$22.2 million, or 16.7%, reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, with the consequent impact of costs direct in provision for landfill closing reversals;
•	Costs related to waste treatment and disposal of leachate decreased by R$12.7 million, or 25.9%, primarily due to (i) the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers and (ii) the closing of one cell in our Paulínia landfill; and

•	Costs related to materials used in the operations of landfills decreased by R$10.3 million, or 35.7%, primarily reflecting the costs of implementing higher safety and quality standards in 2016 without any corresponding cost in 2017.

The above decreases were partially offset by a R$18.5 million, or 87.9%, increase in costs related to equipment maintenance as a result of intensified maintenance activities during the year, particularly in relation to the repair of trucks and tractors.

The table set forth below presents a breakdown of our cost of services by business segment for the periods indicated:

	For The Year Ended December 31,
	2017	2016 (restated)(1)
	(in millions of R$)
Collection & Cleaning Services	(730.4)	(678.1)
Landfills	(259.0)	(337.3)
Oil & Gas	(21.2)	(41.6)
Value Recovery	(35.9)	(30.6)
Subtotal	(1,046.5)	(1,087.6)
Corporate	(9.3)	(8.7)
Elimination and adjustments	102.0	83.9
Total cost of services	(953.8)	(1,012.3)
(1)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “—Internal Evaluation Process and Restatement of Prior Years Financial Statements” and Note 1.5 of our audited financial statements included in the prospectus.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$52.4 million, or 7.7%, from R$678.1 million in 2016 to R$730.4 million in 2017, primarily due to (i) a R$19.4 million, or 4.2%, increase in payroll, charges and benefits costs related to collective bargaining agreements with employees, (ii) a R$16.0 million, or 82.7%, increase in costs from equipment maintenance due to an increase in maintenance activities during the year, particularly in relation to the repair of trucks and tractors, (iii) a R$13.4 million increase related to new municipal contracts in the city of Sertãozinho and Campo Largo and a transfer station which commenced operations in mid-2017, and (iv) a R$18.1 million increase in costs from our C&I collection business primarily due to the increase in the volume handled for new clients. These effects were partially offset by a R$19.8 million decrease in costs resulting from the termination of our São José dos Campos municipal contracts in February 2017.

Landfills. Cost of services from our Landfills segment decreased by R$78.3 million, or 23.2%, from R$337.3 million in 2016 to R$259.0 million in 2017, primarily due to (i) a R$16.4 million, or 37.0%, decrease in leachate disposal costs primarily due to the commencement of our leachate treatment facilities in Curitiba in mid-2016, representing significant costs savings compared to third party leachate treatment providers, together with the closing of one cell in our Paulínia landfill and overall less rainfall during the period, (ii) a R$10.3 million, or 35.7%, decrease in cost of materials to operate landfills primarily reflecting increased costs in 2016 in connection with the implementation of higher safety and quality standards that year without any corresponding effect in 2017, (iii) a R$9.4 million, or 8.3%, decrease in depreciation, amortization and depletion reflecting mainly the lowering of the depreciation rate applied to our landfills, which is annually reviewed as function of disposal volume, together with the closing of one cell in our Paulínia landfill, (iv) a R$7.9 million, or 70.7%, decrease in the lease of machinery and equipment primarily due to the substitution of rental agreements for certain equipment for lease-to-own agreements in 2017, which are classified as capital expenditures, and (v) a R$6.0 million, or 19.7%, decrease in fuel, lubricant and transportation costs due to the improvement in the efficiency of our operations and consequently, the reduction in amount of resources used.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$20.4 million, or 49.1%, from R$41.6 million in 2016 to R$21.2 million in 2017, driven by a decrease in the volume of services rendered to our main customer in this segment, Petrobras.

Value Recovery. Cost of services from our Value Recovery segment increased by R$5.3 million, or 17.4%, from R$30.6 million in 2016 to R$35.9 million in 2017, driven mainly by the implementation of three more turbines in our Curitiba plant.

Corporate. Cost of services at the corporate level increased by R$0.6 million, or 7.2%, from R$8.7 million in 2016 to R$9.3 million in 2017, primarily reflecting an increase in expenses associated with technical consulting advisors.

Elimination and Adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$102.0 million and R$83.9 million from our total cost of services in 2017 and 2016, respectively, primarily transactions between our Landfills and Collection & Cleaning Services segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Cost of services increased by R$34.8 million, or 3.6%, from R$977.5 million in 2015 to R$1,012.3 million in 2016. The change was primarily impacted by the following:

•	Payroll, charges and benefits costs increased by R$42.0 million, or 8.4%, from R$500.7 million in 2015 to R$542.7 million in 2016 mainly due to a R$32.1 million cost increase associated with the hiring of new employees to service a new public collections contract won in May 2016 with the municipality of Aracaju.
•	Waste treatment and disposal of leachate costs increased R$12.3 million, or 33.6%, from R$36.7 million in 2015 to R$49.0 million in 2016 primarily due to an increase in our rate of internalization in 2016.
•	Materials to operate landfills increased by R$7.4 million, or 34.7%, from R$21.3 million in 2015 to R$28.7 million in 2016 reflecting increased costs resulting from the adoption of higher safety standards in 2016.

These increases were partially offset by the following factors:

•	Transportation costs decreased by R$23.2 million, or 64.8%, from R$35.8 million in 2015 to R$12.6 million in 2016 primarily due to a decrease in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras’ operations.
•	Costs associated with lease of machinery and equipment decreased by R$9.9 million, or 17.6%, from R$56.4 million in 2015 to R$46.5 million in 2016 primarily due to the substitution of certain equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.
•	Costs associated with the lease of real estate, equipment and vehicles decreased by R$2.3 million, or 14.6%, from R$15.8 million in 2015 to R$13.5 million in 2016 primarily due to the substitution of certain vehicle and equipment rental arrangements for lease-to-own arrangements in 2016, which are classified as capital expenditures.

The table set forth below presents a breakdown of our cost of services by business segment for the years indicated:

	For The Year Ended December 31,
	2016 (restated)(1)	2015 (restated)(1)
	(in millions of R$)
Collection & Cleaning Services	(678.1)	(646.2)
Landfills	(337.3)	(278.1)
Oil & Gas	(41.6)	(64.6)
Value Recovery	(30.6)	(33.9)
Subtotal	(1,087.6)	(1,022.8)
Corporate	(8.7)	(15.1)
Elimination and adjustments	83.9	60.4
Total cost of services	(1,012.3)	(977.5)
(1)	For an explanation of our restatement as a result of our Internal Evaluation Process, please see “—Internal Evaluation Process and Restatement of Prior Years FinancialStatements” and Note 1.5 of our audited financial statements included in the prospectus.

Collection & Cleaning Services. Cost of services from our Collection & Cleaning Services segment increased by R$31.9 million, or 4.9%, from R$646.2 million in 2015 to R$678.1 million in 2016, primarily due to a R$46.7 million increase in costs in connection with the commencement of collection operations in the municipality of Aracaju pursuant to a newly won contract in May 2016. This effect was partially offset by the impact of the sale of Azaleia in May 2015 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Geo Vision Contracts through Azaleia Empreendimentos e Participações S.A.”), which contracts generated R$9.2 million in costs in 2015, with no corresponding costs in 2016.

Landfills. Cost of services from our Landfills segment increased by R$59.2 million, or 21.3%, from R$278.1 million in 2015 to R$337.3 million in 2016, primarily due to (i) a R$45.9 million increase in waste treatment and disposal of leachate costs due to an increase in our rate of internalization in 2016 and reflecting an increase in rainfall during the period, and (ii) a R$7.4 million, or 34.7%, increase in the cost of materials to operate landfills resulting from the adoption of higher safety standards in 2016.

Oil & Gas. Cost of services from our Oil & Gas segment decreased by R$23.0 million, or 35.6%, from R$64.6 million in 2015 to R$41.6 million in 2016, primarily due to a reduction in the volume of services rendered to our main customer in the Oil & Gas segment, Petrobras, reflecting in part the negative impact of the economic and political environment on Petrobras' operations.

Value Recovery. Cost of services from our value recovery segment decreased by R$3.3 million, or 9.7%, from R$33.9 million in 2015 to R$30.6 million in 2016, primarily due to poor customer retention in relation to our co-processing and recycling businesses and, therefore, reduced costs corresponding to reduced business volumes.

Corporate. Cost of services at the corporate level decreased by R$6.4 million, or 43.0%, from R$15.1 million in 2015 to R$8.6 million in 2016, reflecting a decrease in expenses associated with technical consulting advisors.

Elimination and adjustments. To eliminate the effects of intercompany transactions among our business segments, we added back R$83.9 million and R$60.4 million from our total cost of services in 2016 and 2015, respectively, primarily reflecting intracompany transactions between the Landfill and Collection & Cleaning Services segments.

Gross Profit

As a result of the factors described above, our gross profit (i) increased by R$20.8 million, or 10.7% from R$193.2 million for the six months ended June 30, 2017 to R$214.0 million for the six months ended June 30, 2018, (ii) increased by R$30.9 million, or 8.1%, from R$380.7 million in 2016 to R$411.6 million in 2017; and (iii) increased by R$19.3 million, or 5.3%, from R$361.4 million in 2015 to R$380.7 million in 2016.

Operating Expenses

Six months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Operating expenses increased by R$15.1 million, or 10.2%, from R$148.8 million for the six months ended June 30, 2017 to R$163.9 million for the six months ended June 30, 2018. The change was primarily impacted by the following:

•	General and administrative expenses decreased by R$7.2 million, or 4.3%, from R$169.2 million for the six months ended June 30, 2017 to R$162.0 million for the six months ended June 30, 2018, mainly due to a significant decrease in provisions for legal proceedings in the six months ended June 30, 2018 reflecting primarily (A) a R$53.6 million provision established in the six months ended in June 30, 2017 in connection with our participation in Brazil’s Tax Regularization Program resulting from our settlement of disputes that we previously had not provisioned for based on management's earlier assessment of mid to low probability of loss and (B) a R$14.3 million tax provision established in the six months ended June 30, 2017 in connection with the findings of our Internal Evaluation Provision process reflecting the risk of probable tax loss emanating from our payments to certain suppliers of interest, in each case without corresponding tax provisions in the six months ended June 30, 2018.

This decrease in provisions was partially offset by (i) R$30.5 million increase in advisory and legal advisory services related to the advisors hired in connection with conducting our Internal Evaluation

Process and also in relation to advisory services as we transitioned to being a public company, please see “—Internal Evaluation Process and Restatement of Prior Years Financial Statements” above, (ii) a R$11.2 million increase in depreciation, amortization and depletion mainly reflecting the amortization of intangible assets (SAP operating systems and Non-compete agreement) with no corresponding impact in the six months ended in June 30, 2017 (see note 11 of the interim financial statements for more details), and (iii) a R$5.7 million increase in in payroll charges and benefits.

•	Selling expenses varied from income of R$6.3 million for the six months ended June 30, 2017 to an expense of R$10.1 million for the six months ended June 30, 2018, mainly due to a R$7.5 million increase in our allowance for doubtful accounts during the period primarily reflecting the implementation of IFRS 9. In the six months ended June 30, 2017, we recorded gains as a result of a significant volume of reversals in the allowance for doubtful accounts with no similar positive effects in the six months ended June 30, 2018 under IFRS 9.
•	Other operating income, net decreased R$3.1 million from an income of R$11.8 million for the six months ended June 30, 2017 to an income of R$8.7 million for the six months ended June 30, 2018. In the six months ended June 30, 2017, such income corresponded mainly to the realization of tax credit, while the gain in the six months ended June 30, 2018 mainly reflected our sale of corporate jet in the six months ended June 30, 2018, generating gains of R$9.6 million, partially offset by the foreign exchange impact of non-compete payments negotiated in the context of the Transaction to our former controlling shareholder.
•	Share of profit of an associate varied from an income of R$2.3 million for the six months ended June 30, 2017 to an expense of R$0.6 million for the six months ended June 30, 2018 reflecting the reclassification of the companies that will be spun-off in connection with the Transaction as discontinued operations (Loga, Attend and Terrestre) since December 2017, whereby results from such operations for the six months ended June 30, 2018 are now recorded under “Discontinued Operations.”

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Operating expenses increased by R$6.4 million, or 2.2%, from R$289.2 million in 2016 to R$295.6 million in 2017. The change was primarily impacted by the following:

•	General and administrative expenses increased by R$26.2 million, or 11.3%, from R$231.9 million in 2016 to R$258.1 million in 2017, mainly due to a R$58.4 million increase in provisions for legal proceedings reflecting mainly (A) a R$53.6 million provision established in connection with our participation in Brazil’s Tax Regularization Program resulting from our settlement of disputes that we previously had not provisioned for based on management's earlier assessment of mid to low probability of loss and (B) a R$11.2 million provision in connection with the findings from our Internal Evaluation Process resulting from insufficient loss carryforwards, slightly offset by a decrease in our provisions for labor proceedings as a result of favorable settlements and our reassessment of the chance of loss in certain of our ongoing proceedings. This increase in provisioning was partially offset by (i) a R$11.5 million, or 9.8%, decrease in payroll charges and benefits reflecting, among other factors, a decrease in expenses related to our restructuring incentive plan, (ii) a R$9.9 million, or 25.0%, decrease in advisory and legal advisory services and (iii) a R$5.3 million, or 17.1%, decrease in depreciation and amortization fees.
•	Selling expenses varied from income of R$10.5 million in 2016 to an expense of R$6.6 million in 2017, mainly due to the R$14.7 million increase in the allowance for doubtful accounts from our Collections & Cleaning Services segment in 2017 coupled with the impact of a reversal in the allowance for doubtful accounts in 2016 resulting from an increase in collection of overdue receivables, with no corresponding positive impact in 2017.
•	Share of profit of an associate varied from income of R$10.2 million in 2016 to an expense of R$1.0 million in 2017 reflecting the reclassification of the companies that will be spun-off in connection with the Transaction as discontinued operations (Loga, Attend and Terrestre).

The above increases were further offset by a decrease in other operating (expenses) income, net of R$48.0 million, or 61.6%, from R$77.9 million in 2016 to R$29.9 million in 2017, mainly due to (i) the R$25.6 million decrease in other operating expenses, from R$25.8 million in 2016 to R$0.2 million in 2017, reflecting mainly income in 2017 from our receipt of insurance payments that we received from our insurance providers following operational disruptions at certain of our facilities, partially offset by provisions recorded in relation to findings from the Internal Evaluation Process, from R$8.7 million in 2016 to R$10.9 million in 2017 and (ii) the R$20.9 million negative impact in connection with our write-off of the call option to acquire CDR Pedreira in 2016 with no corresponding impact in 2017 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of CDR Pedreira—Centro de Disposicâo de Resíduos”).

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Operating expenses increased by R$65.6 million, or 29.3%, from R$223.6 million in 2015 to R$289.2 million in 2016. The change was primarily impacted by the following:

•	Other operating (expenses) income, net increased by R$53.2 million, from R$24.7 million in 2015 to R$77.9 million in 2016, mainly due to (i) a R$34.0 million increase in impairment charges relating to our CTR Itaboraí landfill, from R$10.8 million in 2015 to R$44.8 million in 2016, due to lower-than-expected returns from this project, (ii) a R$20.9 million loss in connection with our write-off of the call option to acquire CDR Pedreira in 2016, as compared with a R$10.7 million loss in 2015 (see “—Key Factors Affecting Our Results of Operations—Divestments—Sale of CDR Pedreira-Centro de Disposição de Resíduos”) and (iii) a lower volume of tax credits in 2016 (R$13.3 million) compared to 2015 (R$22.6 million) reflecting our implementation of a more active tax efficiency program. These increases in other operating (expenses) income, net were partially offset by a R$12.1 million capital loss in connection with our sale of Estrans in 2015 (see“— Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Interest in Estrans S.A.”) without a corresponding loss in 2016 and, to a lesser extent, a decrease in provisions established in relation to our Internal Evaluation Process, from R$14.7 million in 2015 to R$8.7 million in 2016 (see “—Internal Evaluation Process and Restatement of Prior Years Financial Statements—Financial Statement Adjustments”).
•	General and administrative expenses increased by R$8.6 million, or 3.9%, from R$223.3 million in 2015 to R$231.9 million in 2016, mainly due to (i) a R$14.6 million, or 14.3%, increase in payroll, charges and benefits costs, from R$102.3 million in 2015 to R$116.9 million in 2016, reflecting in part (A) an increase in expenses related to our restructuring incentive plan, from R$11.0 million in 2015 to R$33.1 million in 2016, (B) the hiring of approximately 1,000 new employees in 2016 to service our new collections contract in the city of Aracaju, and (C) the impact of inflation and the annual renegotiation of our collective bargaining agreements with employees, and (ii) a R$5.8 million, or 35.4%, increase in costs related to legal and advisory services associated mainly with M&A transactions. These increases in general and administrative expenses were partially offset by a R$12.0 million decrease in provision for legal proceedings reflecting positive developments in connection with certain legal proceedings, leading our management to reduce the expectations of loss.
•	A R$2.8 million decrease in gains recorded under selling expenses, from R$13.3 million in 2015 to R$10.5 million in 2016, mainly due to a R$20.1 million decrease in reversals of provisions for doubtful accounts, from R$337.4 million in 2015 to R$317.3 million in 2016. We successfully renegotiated the payment of overdue accounts with certain specific municipalities with significant overdue balances and as a result reversed the related provisions. The renegotiated overdue accounts receivable balances in 2016 were lower than those renegotiated during 2015. This impact was offset by a decrease in additional accounts considered under doubtful accounts in 2016. The above increases were offset by a decrease in the share of profit of an associate, from R$11.1 million in 2015 to R$10.2 million in 2016, reflecting mainly the worsened results of operations of Terrestre Ambiental Ltda. Terrestre, a landfill in which we hold a 40.0% interest, due to an increase in leachate treatment and disposal costs and financing expenses in connection with these operations. These decreases were partially offset by the increased gains from Logística Ambiental de São Paulo S.A. (Loga), a cleaning and collection operation in which we held a 38.0% interest, from R$5.3 million in 2015 compared to R$9.8 million in 2016, driven mainly by improved cost management, particularly a decrease in maintenance costs.

Profit Before Finance Income and Expenses

As a result of the factors described above, our profit before finance income and expenses: (i) increased by R$5.6 million, or 12.6%, from R$44.5 million for the six months ended June 30, 2017 to R$50.1 million for the six months ended June 30, 2018, (ii) increased by R$24.5 million, or 26.8%, from R$91.5 million in 2016 to R$116.0 million in 2017; and (iii) decreased by R$46.2 million, or 33.5% from of R$137.7 million in 2015 to of R$91.5 million in 2016.

Finance Income and Expenses, Net

Six Months Ended June 30, 2018 Compared to the Six Months Ended June 30, 2017

Finance expenses, net, decreased by R$245.9 million, or 77.2%, from R$318.4 million for the six months ended June 30, 2017 to R$72.4 million for the six months ended June 30, 2018. The change was primarily impacted by the following:

•	Finance expenses decreased by R$183.0 million, or 56.5%, mainly due to (i) a R$140.8 million, or 82.7%, decrease in interest for late payment of taxes reflecting mainly the interest expenses recorded in the six months ended June 30, 2017 accrued on the balance of taxes settled by us under the Brazilian Tax Regularization Program (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above), with no corresponding expenses in the same period of 2018, and (ii) a R$58.0 million, or 47.1%, decrease in monetary variation and interest loans due to the Debt Restructuring effected in connection with the Transaction in December 2017 with effect in the six months ended June 30, 2018. Such decreases were partially offset by a R$17.0 million increase in interest expenses in connection with the additional amounts included under the Brazilian Tax Regularization program in 2018 (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above).
•	Finance income increased by R$61.3 million primarily reflecting the reversal of R$56.0 million of interest for late payment of taxes related to the reversal of some tax penalties and interests due to the consolidation of PRT Program in June 2018 (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above).

The significant majority of our finance income and expenses are incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Finance income and expenses, net, increased by R$77.3 million, or 22.3%, from R$347.3 million in 2016 to R$424.6 million in 2017. The change was primarily impacted by the following:

•	Finance expenses increased by R$133.4 million, or 33.3%, mainly due to a R$136.3 million increase in interest for late payment of taxes reflecting mainly the increase in interest expenses accrued on the balance of taxes settled by us under the Brazilian Tax Regularization Program (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above), partially offset by a R$32.9 million, or 12.5%, decrease in interest of loans and debentures due to the renegotiation of the interest paid on our debentures in connection with the Debt Restructuring.
•	Finance income increased by R$56.1 million, or 104.7%, primarily reflecting a R$91.5 gain as a result of the discounts we obtained when renegotiating our debentures as part of the Debt Restructuring, partially offset by a R$20.0 million decrease in interest of taxes credit due to inflation adjustments related to income and social contribution tax and withheld INSS.

The significant majority of our finance income and costs is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Finance income and expenses, net, decreased by R$7.7 million, or 2.2%, from R$354.9 million in 2015 to R$347.2 million in 2016. The change was primarily impacted by the following:

•	Finance income increased by R$23.4 million, or 77.5%, from R$30.2 million in 2015 to R$53.6 million in 2016, mainly due to (i) R$26.8 million in interest recorded in 2016 derived from inflation adjustments related to income and social contribution tax losses withheld by INSS, without corresponding finance income in 2015, and (ii) a R$8.3 million, or 76.1%, increase resulting from interest income on late payments from customers. These increases were partially offset by (i) a R$7.7 million, or 74.8% decrease in other finance income due to an adjustment to present value of the accounts payable for land acquisition, and (ii) a R$3.9 million decrease in interest on investments resulting from a lower amount invested in the financial markets; and

•	Finance expenses increased by R$15.7 million, or 4.1%, from R$385.1 million in 2015 to R$400.8 million in 2016, mainly due to a R$28.6 million increase in interest on loans and debentures driven by increased interest rates, which was partially offset by a R$7.4 million, or 9.1%, decrease in interest expenses for late payment of taxes coupled with a R$5.0 million, or 42.7%, decrease in interest expenses for late payment to suppliers.

The significant majority of our finance expenses and income is incurred at a corporate level on a company-wide basis and is not allocated to any of our business segments.

Loss Before Income and Social Contribution

As a result of the factors described above, our loss before income and social contribution (i) decreased by R$251.5 million, or 91.8%, from R$273.9 million for the six months ended June 30, 2017 to R$22.4 million for the six months ended June 30, 2018, (ii) increased by R$52.8 million, or 20.6%, from R$255.8 million in 2016 to R$308.6 million in 2017; and (iii) increased by R$38.5 million, or 17.7%, from R$217.3 million in 2015 to R$255.8 million in 2016.

Income and Social Contribution Taxes

Under Brazilian income tax law, income taxes are paid by each entity on a stand-alone basis, as a result, changes in the consolidated effective tax rate are driven by changes in each of the entities’ effective tax rates.

For the six months ended June 30, 2018, we recorded expenses of R$110.9 million in connection with income and social contribution taxes, while for the six months ended June 30, 2017, we recorded a gain of R$377.3 million in connection with income and social contribution taxes. The gain in the six months ended June 30, 2017 reflected mainly the recognition of tax loss carryforwards (previously not recognized as a deferred tax asset) that were used in connection with our participation in the Brazilian Tax Regularization Program, which permits the settlement of tax debts with the Brazilian federal government using tax loss carryforwards. Our tax expenses in the six months ended June 30, 2018 reflect the reversal of R$88.0 million in tax assets based on changes made to Cavo's repayment plan under the PRT Tax Regularization Program, with the effect of extending the period of time thereby extending the period of time over which we can pay the Cavo tax but barring us from applying R$82.1 million of tax loss carryforwards, which we would have been able to use under the previous plan (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above).

In 2017, we recorded a gain of R$352.8 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 114.3% (gain), as compared to the nominal tax rate of 34.0%. These effects resulted mainly from a gain of R$371.1 million reflecting the recognition of tax loss carryforwards (previously not recognized as a deferred tax asset) that were used in connection with our participation in the Brazilian Tax Regularization Program, which permits the settlement of tax debts with the Brazilian federal government using tax loss carryforwards (see “—Key Factors Affecting Our Results of Operations—Participation in Tax Regularization Plan” above).

In 2016, we recorded expenses of R$105.2 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 41.1% (expense), as compared to the nominal tax rate of 34.0%. In 2016, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$55.4 million. In addition, we recognized a deferred income tax loss of R$49.8 million because of the recognition of additional deferred income tax liabilities during the period. In 2016, we recorded consolidated losses before income tax and social contribution taxes of R$255.7 million, resulting in an income tax credit of R$86.9 million (using a statutory rate of 34%), however, we recognized a consolidated income tax expense (current and deferred) of R$105.2 million. The main reasons for the difference are as follows: (i) R$125.3 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$39.5 million in non-deductible permanent difference, (iii) a gain of R$10.9 million in amortization of taxable goodwill, (iv) a gain of R$19.9 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) an expense of R$63.4 million in deferred tax assets not recognized in entities that are not expected to generate future taxable income.

In 2015, we recorded a credit of R$6.8 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 3.1% (gain), as compared to the current nominal tax rate of 34.0%, while in 2014, we recorded expenses of R$6.5 million in connection with income and social contribution taxes, reflecting a consolidated effective tax rate of 7.1% (expense), as compared to the current nominal tax rate of 34.0%. In 2015, although we generated consolidated losses, a number of our subsidiaries generated taxable income resulting in the recognition of a current income tax expense of R$5.7 million; however, we recognized a deferred income tax gain of R$12.6 million because of the recognition of a deferred tax asset on loss carryforwards used to settle tax contingencies under the REFIS “COPA” tax amnesty program and additional net deferred income tax assets recognized during the period. In 2015, we recorded consolidated losses before income tax and social contribution taxes of R$218.8 million, resulting in an income tax credit of R$74.4 million (using a statutory rate of 34%), and recognized a net consolidated income tax credit of R$6.8 million. The main reasons for the difference are as follows: (i) R$94.6 million of losses by subsidiary entities, for which a deferred income tax asset was not recognized on such losses as it is not expected that they will generate future taxable income, (ii) a expense of R$23.3 million in non-deductible permanent difference, (iii) a gain of R$13.1 million in amortization of taxable goodwill, (iv) a gain of R$7.0 million in deferred taxes on revenues from governmental entities, which are only taxable when paid, and (v) a gain of R$19.6 million in deferred tax assets recognized.

Net Income/Loss for the Period From Continuing Operations

As a result of the factors described above, our profit (loss) for the period from continuing operations: (i) varied from an income of R$103.4 million for the six months ended June 30, 2017 to a loss of R$133.3 million for the six months ended June 30, 2018, (ii) varied by R$405.1 million, from a loss of R$360.9 million in 2016 to an income of R$44.2 million in 2017; and (iii) decreased by R$150.5 million, or 71.5%, from a loss of R$210.4 million in 2015 to a loss of R$360.9 million in 2016.

Net Income/Loss After Income and Social Contribution Tax From Discontinued Operations

We recorded a gain after income and social contribution tax from discontinued operations of R$13.7 million for the six months ended June 30, 2018, reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 and of Attend Ambiental, Terrestre and Loga that were transferred to Latte Saneamento e Participações S.A. in connection with the Transaction and classified as discontinued operations.

We recorded a gain after income and social contribution tax from discontinued operations of R$8.1 million in 2017 reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 and of Attend Ambiental, Terrestre and Loga that were transferred to Latte Saneamento e Participações S.A. and classified as discontinued operations.

We recorded a loss after income and social contribution tax from discontinued operations of R$0.01 million in 2016.

We recorded a loss after income and social contribution tax from discontinued operations of R$4.5 million in 2015 reflecting the results of operations of our Colombia-based landfill Doña Juana, of which we relinquished control in January 2016 (see “—Key Factors Affecting Our Results of Operations—Recent Divestments—Sale of Interest in CGR Doña Juana ESP”).

Net Income/Loss for the Period

As a result of the factors described above, our loss for the period: (i) varied by R$230.6 million, from an income of R$$105.3 million for the six months ended June 30,2017 to a loss of R$119.6 million for the six months ended June 30, 2018; (ii) varied by R$413.2 million, from a loss of R$$360.9 million in 2016 to an income of R$52.3 million in 2017; and (iii) decreased by R$145.9 million, or 67.9%, from a loss of R$215.0 million in 2015 to a loss of R$360.9 million in 2016.

CAPITAL EXPENDITURES

Historically, we have allocated our capital expenditures by balancing replacement and growth needs and expect to continue to do so.

In the six months ended June 30, 2018 we spent R$49.8 million on capital expenditures, representing 7.0% of our revenue from services rendered, of which R$24.3 million was spent on land and implementation of cells on our landfills, R$9.7 million was spent on turbines for gas-to-landfill energy business and MRF equipment, R$4.5 million was spent on the acquisition of new operating equipment and R$11.3 million was spent on miscellaneous items.

In 2017, we spent R$145.0 million on capital expenditures, representing 10.6% of our revenue from services rendered, of which R$57.2 million was spent on land and implementation of cells on our landfills, R$35.6 million was spent on turbines for gas-to-landfill energy business and MRF equipment, and R$13.8 million was spent on the acquisition of new operating equipment.

In 2016, we spent R$136.4 million on capital expenditures, representing 9.8% of our revenue from services rendered, of which R$83.1 million was spent on ongoing construction projects, R$21.9 million was spent on advances to suppliers in connection with the acquisition of electricity generators, R$12.7 million was spent on the acquisition of new operating equipment, and R$6.5 million was spent on the acquisition of vehicles.

In 2015, we spent R$114.7 million on capital expenditures, representing 8.6% of our revenue from services rendered, of which R$89.4 million was spent on ongoing construction projects, R$11.9 million was spent on the acquisition of new vehicles, and R$3.3 million was spent on the acquisition of new operating equipment.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of cash have historically been cash flows from operations, bank borrowings and the proceeds from debt offerings. As of June 30, 2018 we recorded working capital (represented by total current assets minus total current liabilities) of R$233.4 million and a capital deficiency (corresponding to total assets minus total liabilities) of R$575.1 million. As of December 31, 2017, we recorded working capital of R$286.8 million and a capital deficiency of R$462.5 million, and as of December 31, 2016, we recorded negative working capital of R$1,366.2 million and a capital deficiency of R$737.1 million.

As of June 30, 2018, the decrease in working capital and increase in capital deficiency was primarily driven by (i) an increase of R$131.6 million, or 23.3% in tax liabilities reflecting the recognition of tax loss carryforwards in 2017 with no corresponding benefit in 2018 and (ii) the loss for the period with a corresponding impact on our equity position. For further information, see note 3 to our audited financial statements in the prospectus and note 3 to our interim financial statements included elsewhere in this prospectus supplement.

As of December 31, 2016, our negative working capital was primarily driven by our significant levels of current indebtedness, coupled with a significant decrease in our cash on hand during recent years. Our working capital position as of December 31, 2017 was primarily driven by the renegotiation of a significant portion of our indebtedness classified as non-current liabilities. On August 10, 2017, we entered into a binding facility commitment letter with the Creditors which provided for the restructuring of our existing debentures through a prepayment of US$200 million, a partial debt write-down and the restructuring of our existing debentures and related debt acknowledgment instrument, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the prepayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million. On December 26, 2017, we paid US$110.6 million to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument.

The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet.

In addition, we have concurrently experienced a significant decrease in our free cash flow over the past two years, primarily associated with an increase in our trade accounts receivables from R$531.8 million as of December 31, 2015 to R$722.5 million as of December 31, 2016, R$778.1 million as of December 31, 2017 and

R$799.3 million as of June 30, 2018, mainly resulting from payment delays by our public entity customers as a result of budgetary pressures on Brazilian municipalities during the recent economic downturn in Brazil coupled with the effects of the general elections held in Brazil at the end of 2016 and the resulting seasonal shifts in budgetary priorities.

Cash Flow Statements

The following table sets forth for the periods indicated a summary of our cash flows:

	For the Six months ended June 30		For The Year Ended December 31
	2018	2017	2017	2016	2015
		(restated)
Cash flow provided by operating activities	0.7	51.6	243.3	213.5	235.2
Net cash used in investing activities	(41.0)	(39.7)	(200.3)	(166.7)	(90.1)
Net cash (used in) provided by financing activities	(16.8)	(13.4)	10.6	(63.5)	(210.4)
(Decrease) increase in cash and cash equivalents	(57.1)	(1.5)	53.6	(16.7)	(65.3)

Cash Flows Provided by Operating Activities

We generated R$0.7 million of net cash from operating activities in the six months ended June 30, 2018, compared with R$51.6 million in the six months ended June 30, 2017, representing a R$50.9 million net decrease. This decrease in operating cash flows was primarily due to a R$76.1 million decrease in tax liabilities corresponding to an increaase in tax payments during 2018. This increase was partially offset by a R$29.0 million net increase in trade accounts receivable mainly associated with an increase in overdue payments from certain public entity customers.

We generated R$243.3 million of net cash from operating activities in 2017, compared with R$213.5 million in 2016, representing a R$29.8 million net increase. This increase in operating cash flows was primarily due to a net profit of R$59.0 million in 2017 compared to net losses of R$360.9 million in 2016. This effects were partially offset by (i) a R$420.8 million net decrease from deferred income and social contribution taxes reflecting mainly our participation in the Brazilian Tax Regularization Program, which corresponded to a R$373.2 million positive impact on our statement of profit or loss in 2017 due to the recognition of previously unrecorded tax loss carryforwards, without any corresponding positive impact on our cash flow and (ii) a R$104.3 million net increase in trade accounts receivable mainly associated with an increase in overdue payments from certain public entity customers due to political and economic environment in Brazil.

We generated R$213.5 million of cash flows from operating activities in 2016, compared with R$235.2 million in 2015, representing a R$21.7 million decrease. The decrease in operating cash flows in 2016 compared to 2015 was due primarily to a R$144.0 million net increase in trade accounts receivable, from R$48.1 million in 2015 to R$192.1 million in 2016, mainly associated with an increase in overdue payments from certain public entity customers due to the political environment in Brazil related to the municipal elections at the end of 2016. This effect was partially offset by (i) an R$85.8 million net decrease in other receivables mainly associated with the settlement of the accounts receivables from the Azaleia transaction, (ii) a R$20.4 million net increase in trade accounts payable mainly associated with the payment of suppliers, and (iii) a R$13.2 million increase in our net income for the year after income and social contribution taxes, net of the effect of non-cash adjustments, from R$317.6 million in 2015 to R$330.8 million in 2016.

Cash Flows Used in Investing Activities

We used R$41.0 million of cash in investing activities in the six months ended June 30, 2018, compared with R$39.7 million used in the six months ended June 30, 2017, representing a R$1.3 million net increase. This net increase in cash used in investing activities was primarily due to a R$13.6 million net increase in cash used for the acquisition of fixed assets, partially offset by the R$12.0 million in cash consideration received in connection with the sale of our interest in Leccaros Participações S.A., a non-operational company holding only real estate assets (see –“Key Factors Affecting Our Results of Operations−Recent Divestments− Leccaros Participações S.A.” above.

We used R$200.3 million of cash in investing activities in 2017, compared with R$166.7 million used in 2016, representing a R$33.6 million net increase. This net increase in cash used in investing activities was primarily due to (i) a R$45.6 million net increase in cash used for the acquisition of intangible assets reflecting mainly SAP operating systems implementation and (ii) a R$41.3 million net decrease in cash generated from marketable securities resulting from our return of funds held in an earn-out escrow account relating to our historical acquisition of Viva Ambiental considering the conclusion of the earn-out period in 2016. These effects were partially offset by a R$53.6 million net decrease in payment for acquisition of subsidiaries mainly associated with earn-out payments made in 2016 relating to the acquisition of Viva Ambiental in 2012, with no corresponding payments made in 2017.

We used R$166.7 million of cash in investing activities in 2016, compared with R$90.1 million in 2015, representing a R$76.6 million increase. This increase in cash used in investing activities was due primarily to (i) a R$53.6 million net increase in cash used in payment for acquisition of subsidiaries mainly associated with earn-out payments made in 2016 relating to the acquisition of Viva Ambiental in 2012, (ii) a R$21.7 million net increase in cash used for the acquisition of fixed assets and (iii) a R$7.6 million net decrease in cash earned from dividends received, mainly associated with the decrease of dividends received from our indirect interest in Unidade de Tratamento de Resíduos—UTR S.A. waste management center due to the process of closing of our activities during 2016. These effects were partially offset by a R$21.7 million increase in cash derived from sales of marketable securities.

Cash Flows Used in Financing Activities

We used R$16.8 million in cash from financing activities in the six months ended June 30, 2018, compared with R$13.4 million of cash used in the six months ended June 30, 2017. This variation was due primarily to a R$3.4 million net increase in cash used for the payment of interest and financial charges incurred in connection with our loans and financing.

We generated R$10.6 million in cash from financing activities in 2017, compared with R$63.5 million of cash used in 2016. This variation was due primarily to a R$387.3 million net increase in capital reflecting the capital contribution derived from the Transaction, partially offset by a R$289.9 million net increase in payment of interest and financial charges related to repayment of debentures in connection with the renegotiation of the debentures as part of the Debt Restructuring.

We used R$63.5 million of cash in financing activities in 2016, compared with R$210.4 million in 2015, representing a R$146.9 million decrease. This decrease in cash used in financing activities was due primarily to (i) a R$161.9 million decrease in cash used in the repayments of loans and financing and debentures, from R$222.5 million in 2015 to R$60.5 million in 2016, primarily resulting from the non-payment of debentures principal and interest during 2016 and the reduction of working capital and equipment debt (FINAME), and (ii) a R$20.6 million decrease in cash used for the payment of interest and financial charges incurred in connection with our loans and financing and debentures. These effects were partially offset by a R$35.6 million decrease in cash proceeds obtained from loans and finance raised, from R$42.2 million in 2015 to R$6.5 million in 2016, reflecting our inability to secure new financing on attractive terms due to our worsened credit profile.

Borrowings

As of June 30, 2018, our total financial indebtedness, consisting primarily of outstanding balances on our debentures and, to a lesser extent, other working capital and BNDES loans and financings and finance leases, was R$1,502.8 million, as compared to R$1,454.5 million, R$1,692.3 million and R$1,501.4 million as of December 31, 2017, 2016 and 2015, respectively. As of June 30, 2018, 99.2% of our total indebtedness was linked to floating rates compared to 98.7%, 99.1% and 96.2% as of December 31, 2017, 2016 and 2015, respectively.

In connection with the Transaction, on December 26, 2017, we repaid US$110.6 million under our existing debentures and related debt acknowledgment instrument to the Creditors. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument. For further information, see “—Indebtedness—Debentures—Debt Restructuring and Refinanced Debt” above. The Debt Restructuring carried out in connection with the Transaction resulted in a substantial debt reduction in our outstanding indebtedness at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet.

Debentures

As of June 30, 2018 the substantial majority of our indebtedness consisted of amounts due under two separate issuances of debentures in 2011 and 2012, respectively, which have been restructured in connection with the Transaction. For more information, see “—Debt Restructuring and Refinanced Debt” above.

First issuance of debentures: on June 27, 2011, we issued debentures in a principal outstanding amount of R$680.0 million exclusively to BTG Pactual, then one of our controlling shareholders. On June 13, 2017, we, Estre Coleta Holding S.A. and BTG Pactual executed a Private Debt Acknowledgment Instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing our first issuance of debentures, and had substantially the same terms and conditions as those debentures. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures and related debt acknowledgment instrument, then amended and restated the terms of these debentures and related debt acknowledgment instrument in the total principal amount indicated in the tables below.

According to the terms of the Debt Restructuring, our debt acknowledgment instrument with BTG Pactual, which is classified as a working capital loan, will progressively replace our indebtedness under our first issuance of debentures such that over time, the outstanding balance under our first issuance of debentures will decrease, with a corresponding increase in indebtedness under our debt acknowledgment instrument. For additional information, see “—Debt Restructuring and Refinanced Debt” below.

Second issuance of debentures: on December 14, 2012, we completed a second issuance of debentures in a principal outstanding amount of R$650.0 million. At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we partially paid down the outstanding balance of these debentures, then amended and restated the terms of these debentures in the total principal amount indicated in the tables below. For additional information, see “—Debt Restructuring and Refinanced Debt” below.

The table below shows the outstanding balance under our debentures and the associated borrowing costs as of the periods indicated:

	As of June 30,	As of December 31,
(in millions of R$)	2018	2017	2016	2015
First Issuance of Debentures	265.2 (1)	419.2	906.7	773.2
Second Issuance of Debentures	676.9	649.8	761.3	651.5
Borrowing Costs	—	—	(2.4)	(7.6)
Total	942.1	1,069.0	1,665.6	1,417.1
(1)	Reduction in outstanding balance corresponds to terms of Debt Restructuring and related debt acknowledgement instrument executed with BTG pursuant to which the outstanding balance under our first issuance of debentures will progressively decrease over time, with a corresponding increase in the outstanding balance under the debt acknowledgement instrument with BTG Pactual, which is classified as a working capital loan. For additional information, see “—Debt Restructuring and Refinanced Debt” and “—Loans and Financing Agreements—Working Capital Loans” below.

Debt Restructuring and Refinanced Debt

On August 10, 2017, we entered into a binding facility commitment letter with the Creditors, the holders of our debentures and related debt acknowledgment instrument, which provided for the restructuring of our existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures, in connection with and conditioned upon the Transaction. On December 7, 2017, we amended the binding facility commitment letter, pursuant to which the Creditors agreed to amend the required prepayment in connection with the Transaction to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

At the closing of the Transaction, we completed our Debt Restructuring, pursuant to which we used an amount of US$110.6 million from the total cash investments received by us to partially prepay certain of our existing debentures and related debt acknowledgment instrument, each denominated in Brazilian reais, proportionally to the stake each of our Creditors held in the debt represented by the debentures on the closing date of the Transaction. Upon receipt of such payment, the Creditors granted us a reduction corresponding to 25% of the prepaid amount.

We then amended and restated the terms of our existing debentures and related debt acknowledgment instrument after the payment of the amount of US$110.6 million. In addition, the debenture holders granted us a reduction corresponding to 25% of the prepaid amount. The Creditors continue to hold the Refinanced Debt in the following proportion: 54.4% to Banco BTG Pactual S.A., 22.8% to Santander and 22.8% to Itaú Unibanco S.A.

As a result of the Debt Restructuring, our total outstanding indebtedness (comprising current and non-current loans and financing and debentures) as of December 31, 2017 and as of June 30, 2018 was R$1.5 billion. As a result of the debt acknowledgement instrument executed with BTG Pactual, a portion of this outstanding indebtedness has been migrated from indebtedness under debentures to working capital loans.

The total amount outstanding under the Refinanced Debt as of June 30, 2018 was R$942.2 million and as of December 31, 2017 was R$1,069.0 million. The Refinanced Debt bears interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing eight years after the disbursement date of the Refinanced Debt. Interest payments under the Refinanced Debt will be made semi-annually after a grace period of two years and the interest accrued in the first 18 months will be capitalized and incorporated into the principal of the Refinanced Debt.

A significant part of our assets have been pledged as collateral to secure repayment of the Refinanced Debt, and of our material controlled subsidiaries assets, which prevented us from granting guarantees to third parties without obtaining Creditors’ waivers. The Refinanced Debt is secured by collateral consisting of (i) a lien on all real estate relating to the operational landfills; (ii) a lien on all material subsidiaries controlled, directly or indirectly, by us; (iii) a fiduciary assignment of the remaining balance originated from the foreclosure of liens described in this paragraph; and (iv) corporate guarantees of all material subsidiaries controlled, directly or indirectly, by us. The debt admission instrument related to our first issuance of debentures is also secured by a fiduciary assignment of certain real estate assets owned by us. In addition, the Refinanced Debt is secured by a fiduciary lien on all (except for 4.38% secured for the benefit of Angra) of the Company’s common shares as security for the payment of all obligations related to the Refinanced Debt.

The Refinanced Debt contains affirmative and negative covenants customary for facilities of this nature, including, but not limited to, financial covenants (such as net debt to EBITDA ratio and debt service coverage ratio) and negative pledges covenants limiting our ability to pledge our assets as collateral. In particular, the instruments governing our Refinanced Debt require us to maintain the following financial ratios, which must be measured semi-annually as of June 30 and December 31 of each year, on a Company consolidated basis, starting on December 31, 2018:

•	as of December 31, 2018, the Company’s consolidated annual net debt to EBITDA ratio must be 4.0x or less;
•	as of December 31, 2019 and subsequent fiscal year-ends, the Company’s consolidated annual net debt to EBITDA ratio must be 3.5x or less;
•	for three consecutive semi-annual periods starting in 2019 and thereafter, the Company’s consolidated net debt to EBITDA ratio must be 3.0x or less;
•	if the Company’s net debt to EBITDA ratio is above 2.8x as of any measurement date, then our debt service coverage ratio must be at least 1.2x; and
•	if the Company’s consolidated net debt to EBITDA ratio is 2.8x or less as of any measurement date, then the Company’s consolidated debt service coverage ratio must be at least 1.0x.

For purposes of our Refinanced Debt, net debt is calculated as the Company’s consolidated loans and financing and debentures, accounts payable for periods greater than 60 days related to asset acquisitions, other accounts payable (including tax installment accounts but excluding trade accounts payable), indebtedness with related parties, derivatives, finance leases and personal guarantees or other credit exposures, less cash and cash equivalents and financial investments. EBITDA is calculated as the Company’s consolidated net income plus taxes, finance income, net finance cost, and depreciation, amortization and depletion, for the trailing twelve months. Debt service coverage ratio is a measure of the Company’s cash flow available to pay our current debt obligations, calculated in accordance with a formula stated in the instruments governing our Refinanced Debt. As of June 30, 2018, our consolidated annual net debt to EBIDA ratio was 5.0.

The Refinanced Debt also contain events of default customary for facilities of this nature.

Loans and Financing Agreements

The table below shows the interest rates and the outstanding balances of our loans and financing agreements as of the dates indicated.

		As of June 30,	As of December 31,
	Index and Interest Rate per year	2018	2017	2016	2015
	(%)		(in millions of R$)
Working capital	CDI + 2.0% p.a.	544.1 (3)	357.8	—	—
Working capital	CDI + 0.05% p.a.	1.0	2.5	—	—
Working capital	IPC + 7.0% p.a.	—	—	2.4	6.7
Working capital	CDI + 7.0% p.a.	—	—	—	30.4
BNDES FINAME(1)	TJLP + 1.0% to 12.9% p.a.	2.9	6.3	18.5	45.7
Leases(2)	1.92% p.a. to 13.6% p.a.	12.7	18.9	5.8	0.1
Total		560.7	385.5	26.7	84.3
Current		10.9	14.1	16.7	64.1
Non-current		549.8	371.4	10.0	20.2
(1)	Lending program through the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES. FINAME loans are guaranteed by the leased item as well as separate other shareholder guarantees.
(2)	Financial leases are guaranteed by the leased item.
(3)	Increase in outstanding balance corresponds to related decrease under out first issuance of debentures pursuant to the terms of the Debt Restructuring and related debt acknowledgment instrument executed with BTG Pactual whereby the outstanding balance under our first issuance of debentures decreases over time with a corresponding increase in working capital loans with BTG Pactual (see “—Debt Restructuring and Refinanced Debt” and “—Debentures” above).

Working Capital Loans

Working capital loans represent a significant portion of our indebtedness due to our recent private debt acknowledgment instrument (related to debentures) executed with BTG Pactual in connection with the Debt Restructuring (see “—Debt Restructuring and Refinanced Debt” and “—Debentures” above). As of June 30, 2018, the total outstanding balance of our indebtedness classified as working capital loans was R$544.1 million.

Financing Agreements with BNDES

We have historically been able to secure attractive financing for the acquisition of a significant portion of our fleet of heavy equipment and machinery, including our collection and transfer trucks, as well as for certain other investments in infrastructure such as the development of new landfills through loans from the FINAME program administered by BNDES on terms that were generally more favorable than those offered by commercial banks in Brazil.

As of June 30, 2018, we were party to 54 financing contracts funded by BNDES under its FINAME program. These contracts have an average term of 60 months and a standard grace period of six months for the payment of principal. Following the applicable grace period, payments are due monthly. The loans under our FINAME financings bear interest at rates indexed to TJLP, plus a spread ranging from 1.0 to 12.9 per annum. The assets purchased with proceeds of the financing secure our obligations under the contracts, which are also guaranteed by promissory notes or by our controlling shareholders. As of June 30, 2018, the total outstanding balance of our FINAME financings was R$2.9 million.

As a result of deteriorating macroeconomic conditions in Brazil and the Brazilian government’s consequent struggle to rebalance its public accounts amid an escalating political and economic crisis, the FINAME program was subject to material adjustments starting in 2014 pursuant to which the overall funding available under the programs was reduced and the interest rates available through the programs were increased. As a result, we can no longer rely on BNDES funding to support the acquisition of new heavy equipment and machinery and the attractive interest rates offered through such financing. Accordingly, we must seek other sources of funding for acquisition of equipment, including leasing arrangements.

CONTRACTUAL OBLIGATIONS

The table below presents the maturity schedule of our main contractual obligations as of June 30, 2018.

	June 30, 2018 (in millions of R$)
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Loans and financing	10.9	32.9	163.2	353.7
Debentures	—	47.1	282.6	612.4
Trade accounts payable	136.6	—	—	—
Labor payable	114.7	—	—	—
Tax liabilities	171.9	184.8	149.6	176.7
Put option on the Company’s shares	40.3	—	—	—
Accounts payable for land acquisition	8.7	6.6	—	—
Total	494.2	321.1	595.5	1,142.8

OFF-BALANCE SHEET ARRANGEMENTS

As of June 30, 2018, our principal off-balance sheet arrangements were as follows:

•	The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees were set to expire on March 19, 2019 and are expected to be renewed on a semi-annual basis so long as the river barges are being constructed.
•	The Company is a full, unconditional guarantor under US$14.2 million indenture issued by Attend and purchased by CIFI. As of June 30, 2018, the total amount outstanding under this loan was R$40.8 million. This guarantee is set to expire on July 15, 2024.
•	The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of June 30, 2018, the total amount outstanding under these debentures was R$43.4 million. This guarantee is set to expire on May 15, 2020.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, changes in the prices of fuel and credit risk in relation to the potential of default by our customers in their payment of billed amounts, which is particularly heightened in an adverse macroeconomic scenario. We do not enter into derivatives for risk management purposes. We do not have any financings, revenues, or costs and expenses denominated in currencies other than reais. Therefore, while we are generally impacted by macroeconomic factors in Brazil, we are not directly impacted by currency exchange fluctuations. Uncertainties that are either non-financial or not quantifiable, such as political, economic, tax or other regulatory risks, are not included in the following assessment of our market risks.

Credit Risk

Credit risk refers to the risk of a counterparty not performing on its contractual obligations to us, which would lead us to incur financial losses. Customer credit risk is managed by each business segment, subject to our procedures, policies and controls. In an adverse macroeconomic scenario as has been ongoing in Brazil since 2014, the risk of customer default is heightened. Recently, the Brazilian political and economic scenario has been characterized by high levels of volatility and instability, including only modest GDP growth, sharp fluctuations of the real against the U.S. dollar and increased levels of unemployment, all of which impact the risk of counterparty default. The outcome of the October 2018 election in Brazil is likely to have a widespread effect on the Brazilian economy and a corresponding impact on our market risk. Specifically with respect to our public entity customers, periods of economic slowdown tend to exert greater budgetary pressures on municipalities as government revenues decrease. In accordance with industry practice in Brazil, we seek to reduce credit risk by issuing invoices only after formal approval is given by the customer. For information on our trade accounts receivable policy, see “—Key Factors Affecting Our Results of Operations—How We Generate Revenue—Summary of Our Trade Accounts Receivable Policy,” and for more information on our policy relating to allowances for doubtful accounts, see “—Critical Accounting Policies and Estimates—Allowance for doubtful accounts.”

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. Our exposure to the risk of changes in market interest rates refers primarily to long-term obligations subject to variable interest rates. We are exposed to interest rate risk in connection with certain of our investments, accounts payable for acquisition of investments, loans and financing and, most significantly, our debentures and related debt acknowledgment instrument. For additional information, see “Risk Factors—Risks Related to Brazil—We are exposed to variations in interest rates, which may have adverse effects on us” in the prospectus.

We conducted a sensitivity analysis of the interest rate risks to which our financial instruments are exposed as of June 30, 2018. For this analysis, we adopted as a probable scenario for the future interest rates according to quotations obtained from B3 S.A. of 7.35% for CDI interest rates and 6.6% for TJLP interest rates. When estimating an increase or decrease in current interest rates by 25% and 50%, finance income (costs) would be impacted as follows:

			Scenarios (in millions of R$)
	Exposure	Risk	I - Probable	II 25%	III 50%	IV -25%	V -50%
Financial assets
Investments	0.0	CDI variation	3	1	2	(1)	(2)
			3	1	2	(1)	(2)
Financial liabilities
Working capital	(545.1)	CDI variation	(40.1)	(10.0)	(20.0)	10.0	20.0
Finame	(2.9)	TJLP variation	(0.2)	(0.0)	(0.1)	0.0	0.1
Leasing	(12.7)	CDI variation	(0.9)	(0.2)	(0.5)	0.2	0.5

Debentures		CDI variation	(69.2)	(17.3)	(34.6)	17.3	34.6
Net financial liabilities			(110.4)	(27.6)	(55.2)	27.6	55.2

Fuel Price Risk

We are subject to risks associated with diesel fuel prices in relation to our fleet of collection and transfer trucks as part of our Collections & Cleaning Services segment. However, we do not have any hedging or derivative instruments in place to mitigate these risks.

We purchase fuel from a number of distributors in Brazil, principally from Ipiranga Produtos de Petra S.A., pursuant to one year renewable contracts providing us with generally more attractive pricing than we could otherwise obtain in the open market.

Our diesel fuel contract with Ipiranga provides for the purchase and delivery of a minimum of 33.6 million liters of diesel fuel per year at a fixed price, with prices being adjusted on a yearly basis. Fuel delivery takes place upon request by us.

Liquidity Risk

Liquidity risk, in the context of our operations, can be defined as the possibility of us failing to meet our obligations in connection with our principal financial liabilities due to insufficient liquid funds, especially with respect to the balance of interest and principal on our loans and financings, debentures, tax liabilities, trade accounts receivable and other accounts payable. In order to manage cash liquidity, we analyze various variables and scenarios regarding future payables or receivables, and our treasury department monitors our liquidity and associated risks daily. When managing our cash flow, we focus on: (i) preserving the value of invested capital, (ii) keeping a liquidity level appropriate to the commitments we have assumed and (iii) obtaining an appropriate return of the investment portfolio.

As of June 30, 2018, we recorded working capital (represented by total current assets minus total current liabilities) of R$286.8 million and a capital deficiency of R$462.5 million, and as of December 31, 2017, we recorded working capital of R$312.8 million and a capital deficiency of R$621.2 million. As of December 31, 2016, we recorded negative working capital of R$1,365.2 million and a capital deficiency of R$621.2 million. Our Debt Restructuring has resulted in substantial debt reduction at a discount to our outstanding principal amount and a material increase in cash on hand in our balance sheet. However, our auditors have determined that the Debt Restructuring was not effective in fully reducing our vulnerability going forward. For example, on March 6, 2018, Angra confirmed the exercise of its put option to sell all of its shares of the Company, and we were required to pay the exercise price of approximately R$37.6 million by September 6, 2018. However, as of the date of this prospectus supplement, we have not yet made any payments to Angra due to a weak cash position, and the terms of payment to Angra are still being negotiated. This payment will further negatively impact our cash position and, thereby, adversely affect us. See “Business—Certain Agreements and Transactions—Share Put Option Agreement” in the prospectus and “Risk Factors—We are in default under the Angra Put Option Agreement, and if we are unable to reach an agreement with Angra to resolve the default, Angra can exercise remedies against us” in this prospectus supplement.

Our ability to continue as a going concern is dependent on various factors, and there are no assurances that we will be successful in our efforts to maintain a sufficient cash balance, or report profitable operations in the future, any of which could impact our ability to continue as a going concern. Any such inability to continue as a going concern may result in our shareholders losing their entire investment.

Internal Control Weaknesses

Although we are as a new registrant not required to perform an audit of our internal control over financial reporting, in our ongoing effort to establish effective internal controls and in connection with preparing the audited financial statements as of and for the year ended December 31, 2017 and six months ended June 30, 2018, we identified evidence of internal control weaknesses, as follows:

•	failure to detect payments to certain suppliers with insufficient evidence of goods and services being provided, as per the findings of the Internal Evaluation Process, due, in part, to our inability to maintain effective controls over the review of accounting entries across our organization, particularly at Soma, where our compliance program and policies had not been properly implemented and enforced;
•	the actions and inactions of the former management at Soma, who either directed and/or did not take action to prevent or stop certain practices contrary to our compliance policies and other misconduct when they became aware of them and that were subsequently identified by the Internal Evaluation Process, and also concealed the existence of such practices or directed other former employees to do so;
•	continued use of manual processes as a result of the delayed implementation of our enterprise resource planning (ERP) system;
•	defective communication processes and procedures hampering the efficient exchange of information within our organization, particularly among our legal, financial and accounting departments;
•	ineffective centralization and implementation of policies and criteria with respect to accounting for certain revenue and related accounts receivables, including in relation to (i) establishing clear criteria for recording adjustments to net present value and related income associated with trade accounts receivables, (ii) maintaining effective controls to prevent or detect errors related to the recording and reversing provisions for doubtful accounts for overdue customers; and (iii) application of depreciation rates, including at our landfills;

•	lack of adequate controls and procedures to identify, assess and gather information to adequately and timely determine our related party transactions in all cases; and
•	shortcomings in the implementation and maintenance of effective IT general controls.

Remediation Efforts

We are in the process of improving and implementing controls to address and remediate the weaknesses identified above and other potential shortcomings that we may identify as we transition to being a public company.

We have been undergoing a comprehensive financial and corporate restructuring over the past several years pursuant to which we have reviewed and rationalized our cost structure, pricing, compliance and controls, planning processes, information technology and use of data. This restructuring effort has yielded several tangible benefits through focus on the following initiatives, among others: (i) the comprehensive redesign of our management information systems, including migration to SAP and implementation of CRM Oracle solutions and pricing systems, with the effect of improving efficiency of pricing and internal controls; (ii) the sale of certain assets that negatively impacted our margins and did not align with our strategic vision, (iii) collection of overdue accounts and successful implementation of price adjustments on certain large contracts with our municipal customers and (iv) the reorganization of our senior management team. Notwithstanding our substantial progress, we have identified significant areas for further improvement, as evidenced by the weaknesses identified above, as we continue to implement our restructuring initiatives with a continued focus on improved internal controls.

In particular, we are in the process of identifying and developing a plan to address the material weaknesses in internal controls over financial reporting described above. In particular, we have already taken several concrete steps, and intend to further pursue, the following:

•	hiring of a new, seasoned CFO at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;
•	the replacement of the senior management team at Soma;
•	the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;
•	appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;
•	making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;
•	making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;
•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;
•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;
•	further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;
•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;

•	implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and
•	making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in our ongoing effort of evaluating our internal controls and analyzing the findings of our Internal Evaluation Process. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, together with our independent board of directors, we are in the process of conducting further evaluation of our internal control over financial reporting and plan to design enhanced processes and controls to address our internal control weaknesses and any other issues that might be identified through our further review.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered under the prospectus, as supplemented by this prospectus supplement. For purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. Neither the prospectus nor this prospectus supplement contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in the prospectus, as supplemented by this prospectus supplement, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1—202—551—8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short—swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

We have not authorized anyone to give any information or make any representation about their companies that is different from, or in addition to, that contained in the prospectus, this prospectus supplement or in any of the materials that have been incorporated in the prospectus or this prospectus supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by the prospectus, as supplemented by this prospectus supplement, or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in the prospectus, as supplemented by this prospectus supplement, does not extend to you. The information contained in the prospectus, as supplemented by this prospectus supplement, speaks only as of their respective dates unless the information specifically indicates that another date applies.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated financial statements
June 30, 2018

Review report of independent registered public accounting firm	F-2
Unaudited interim consolidated statement of financial position	F-3
Unaudited interim condensed consolidated statement of profit or loss	F-5
Unaudited interim condensed consolidated statement of other comprehensive income	F-6
Unaudited interim condensed consolidated statement of changes in equity (capital deficiency)	F-7
Unaudited interim condensed consolidated statement of cash flows	F-8
Notes to the unaudited interim condensed consolidated financial statements	F-9

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Estre Ambiental, Inc.

Results of Review of Interim Financial Statements

We have reviewed the accompanying consolidated statement of financial position of Estre Ambiental, Inc. (the Company) as of June 30, 2018, and related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the six-month periods ended June 30, 2018 and 2017, and the related notes (collectively referred to as the “condensed consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard IAS 34 − Interim Financial Reporting, as issued by the International Accounting Standards Board.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017, the related consolidated statements of profit or loss, other comprehensive income, changes in equity and cash flows for the year then ended, and the related notes; and in our report dated June 20, 2018, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2017, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Basis for Review Results

These financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

The Company's Ability to Continue as a Going Concern

Note 1.2 of Company’s audited consolidated financial statements as of December 31, 2017, and for the year then ended, discloses that the Company will continue as going concern even though it has suffered recurring losses from operations and an equity deficit. Our auditor's report on those financial statements includes an explanatory paragraph referring to the matters in Note 1.2 of those financial statements and indicating that those matters raised substantial doubt about the Company's ability to continue as a going concern. As disclosed in Note 1.2 to the Company’s unaudited condensed consolidated interim financial statements, the Company continues to record losses from operations and an equity deficit of R$569,418 thousand and has contracts related to an important part of its revenue that are in the process of bidding by the respective municipalities. Management’s evaluation of these events and conditions and Management’s plans regarding these matters are also described in Note 1.2. The accompanying condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of prior period

As discussed in the Note 1.5 to the interim condensed consolidated financial statements, the consolidated statements of profit or loss, other comprehensive income and changes in equity for the six month period ended June 30, 2017, have been restated to correct misstatements described in such note.

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Ernst & Young Auditores Independentes S.S.

São Paulo, Brazil
October 5, 2018

Estre Ambiental, Inc.

Unaudited interim consolidated statement of financial position
June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais)

	Note	June 30, 2018	December 31, 2017
		Unaudited
Assets
Current assets
Cash and cash equivalents	4	27,588	84,687
Marketable securities		42	42
Trade accounts receivable	5	640,683	669,237
Inventories		12,338	11,365
Taxes recoverable	6	106,282	101,870
Other receivables		49,233	34,947
		836,166	902,148

Assets held for sale	9.2	—	6,580
Total current assets		836,166	908,728

Non-current assets
Related parties	7	15,822	14,518
Trade accounts receivable	5	158,584	108,869
Taxes recoverable	6	48,133	52,141
Prepaid expenses		167	174
Deferred taxes	18	6,707	44
Other receivables		16,359	14,473
Investments	9	9,240	7,206
Property, plant and equipment	10	664,223	689,451
Intangible assets	11	579,129	588,238
Total non-current assets		1,498,364	1,475,114
Total assets		2,334,530	2,383,842

Liabilities and equity
Current liabilities
Loans and financing	12	10,923	14,139
Trade accounts payable		136,607	128,113
Provision for landfill closure	15	7,288	20,651
Labor payable		114,720	117,925
Tax liabilities	14	171,861	169,505
Related parties	7	70,017	82,788
Advances from customers		18,255	16,492
Accounts payable from land acquisition		8,715	8,965
Other liabilities		24,684	32,992
		563,070	591,570
Obligations related to discontinued operation	9	28,523	23,787
Total current liabilities		591,593	615,357

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim consolidated statement of financial position
June 30, 2018 and December 31, 2017
(In thousands of Brazilian reais)

	Note	June 30, 2018	December 31, 2017
		Unaudited
Non-current liabilities
Loans and financing	12	549,769	371,375
Debentures	13	942,088	1,068,979
Provision for landfill closure	15	101,725	92,881
Provision for legal proceedings	16	59,538	147,762
Tax liabilities	14	511,128	395,784
Deferred taxes	18	141,055	137,028
Accounts payable from land acquisition		6,602	10,412
Other liabilities		450	168
		2,312,355	2,224,389
Equity
Capital		17	17
Capital reserve		1,081,426	1,068,195
Other comprehensive income		4,734	1,768
Accumulated losses		(1,637,632)	(1,520,751)
		(551,455)	(450,771)
Non-controlling interest		(17,963)	(5,133)
Total equity (capital deficiency)		(569,418)	(455,904)
Total liabilities and equity		2,334,530	2,383,842

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of profit or loss
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais, except for profit or loss per share)

		Six months ended June 30,
	Note	2018	(Restated) 2017
		Unaudited
Continued operations
Revenue from services rendered	19	708,997	671,405
Cost of services	20	(495,026)	(478,174)
Gross profit		213,971	193,231

Operating expenses, net
General and administrative expenses	21	(161,969)	(169,196)
Selling expenses, net	22	(10,064)	6,336
Share of (loss) profit of an associate	9	(579)	2,338
Other operating income, net	23	8,718	11,768
		(163,894)	(148,754)

Profit before finance income and expenses		50,077	44,477

Finance expenses	24	(139,480)	(324,152)
Finance income	24	67,035	5,770

Loss before income and social contribution taxes		(22,368)	(273,905)

Current income and social contribution taxes	18	(26,390)	(4,279)
Deferred income and social contribution taxes	18	(84,527)	381,558

(Loss) profit for the period from continuing operations		(133,285)	103,374

Discontinued operations
Profit after income and social contribution taxes from discontinued operations	9.2	13,675	1,935

(Loss) profit for the period		(119,610)	105,309

Attributable to:
Non-controlling interests		(2,335)	282
Equity holders of the parent	29	(117,275)	105,027

(Loss) profit per share:
Basic and diluted (loss) profit for the period attributable to equity holders of the parent (in Reais)	29	(R$2.5698)	R$2.3014

Basic and diluted (loss) profit from continuing operations attributable to equity holders of the parent (in Reais)	29	(R$2.7430)	R$2.1274

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of other comprehensive income
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017 (Restated)
	Unaudited
(Loss) profit for the period	(119,610)	105,309
Other comprehensive income (loss) to be reclassified to profit or loss for the year in subsequent periods
Currency translation adjustment	2,966	(4)
Comprehensive (loss) profit for the period	(116,644)	105,305

Attributable to:
Non-controlling interests	(2,335)	282
Equity holders of the parent	(114,309)	105,023

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of changes in equity (capital deficiency)
For the six months ended June 30, 2018
(In thousands of Brazilian reais)

	Attributable to equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share-based payment reserve	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2018	17	1,064,617	3,578	1,768	(1,520,751)	(450,771)	(5,133)	(455,904)
Change in accounting practice	—	—	—	—	394	394	25	419
Balance at January 1st, 2018 adjusted	17	1,064,617	3,578	1,768	(1,520,357)	(450,377)	(5,108)	(455,485)
Currency translation adjustment	—	—	—	2,966	—	2,966	—	2,966
Total comprehensive	17	1,064,617	3,578	4,734	(1,520,357)	(447,411)	(5,108)	(452,519)
Loss for the period	—	—	—	—	(117,275)	(117,275)	(2,335)	(119,610)
Options granted	—	—	13,231	—	—	13,231	—	13,231
Non-controlling interest	—	—	—	—	—	—	(10,520)	(10,520)

Balance at June 30, 2018 (Unaudited)	17	1,064,617	16,809	4,734	(1,637,632)	(551,455)	(17,963)	(569,418)
	Attributable to Equity holders of the parent
		Capital reserve
	Capital	Capital reserve	Share-based payment reserve	Other comprehensive income	Treasury shares	Accumulated losses	Total	Non- controlling interest	Total
Balance at January 1st, 2017	108,104	734,506	14,033	1,671	(37,403)	(1,564,544)	(743,633)	6,577	(737,056)
Currency translation adjustment	—	—	—	(4)	—	—	(4)	—	(4)
Total comprehensive	108,104	734,506	14,033	1,667	(37,403)	(1,564,544)	(743,637)	6,577	(737,060)
Profit for the period	—	—	—	—	—	105,027	105,027	282	105,309
Options granted	—	—	1,486	—	—	—	1,486	—	1,486
Non-controlling interest	—	—	—	—	—	—	—	5,636	5,636

Balance at June 30, 2017 (Restated)	108,104	734,506	15,519	1,667	(37,403)	(1,459,517)	(637,124)	12,495	(624,629)

See accompanying notes.

Estre Ambiental, Inc.

Unaudited interim condensed consolidated statement of cash flows
For the six months ended June 30, 2018 and 2017
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017 Restated
	Unaudited
Operating activities
(Loss) profit after tax from continuing operations	(133,285)	103,374
Profit after tax from discontinued operations	13,675	1,935
(Loss) profit for the period	(119,610)	105,309

Adjustments to reconcile to net cash flow:
Depreciation, amortization and depletion	61,589	60,893
Allowance for doubtful accounts net of reversals	7,500	(8,753)
Write-off of PP&E/intangible assets	19,366	1,963
Share of profit of an associate	579	(2,338)
Capital gain on divestiture	(18,784)	—
Provision for income and social contribution taxes	26,390	4,279
Deferred income and social contribution taxes	84,527	(381,558)
Addition to provision for contingencies net of reversals	(33,876)	48,646
Gain on the acquisition of investments	—	(12,407)
Monetary variation, financial charges and interest	56,146	284,864
Share based compensation	15,473	1,486

Working capital adjustments:
Trade accounts receivable	(39,598)	(68,551)
Taxes recoverable	(404)	(13,606)
Inventories	(973)	(96)
Advances to suppliers	(81)	(64)
Prepaid expenses	(234)	(586)
Other receivables	(2,682)	7,978
Trade accounts payable	7,281	(2,428)
Labor payable	(3,205)	(5,050)
Tax liabilities	(9,488)	66,488
Provision for contingencies	(14,060)	(7,413)
Other	(13,057)	(24,654)
Related parties	(22,101)	(2,821)
Cash flow provided by operating activities	698	51,581

Investing activities
Capital contribution in subsidiaries	(2,778)	—
Receipt for sale of subsidiaries	12,011	—
Receipt from sale of fixed assets	681	—
Payment for acquisition of subsidiaries	—	(3,633)
Dividends received	185	5,130
Marketable securities	—	(16)
Acquisition of fixed assets	(49,777)	(36,210)
Acquisition of Intangible asset	(1,360)	(5,014)
Net cash used in investing activities	(41,038)	(39,743)

Financing activities
Payment of loans and financing and debentures	(10,078)	(11,229)
Payment of Interest and financial charges	(6,681)	(2,156)
Net cash used in financing activities	(16,759)	(13,385)

Decrease in cash and cash equivalents	(57,099)	(1,547)
Cash and cash equivalents at beginning of period	84,687	31,083
Cash and cash equivalents at end of period	27,588	29,536

See accompanying notes.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement
June 30, 2018
(In thousands of Brazilian reais)

1. Operations

1.1. General information

Estre Ambiental, Inc. is a holding company incorporated under the laws of the Cayman Islands on September 11, 2017. Estre Ambiental, Inc. became the holding company of Estre Ambiental S.A. (hereafter referred to as “Estre Brazil”) through the completion of the transaction explained below.

Estre Ambiental, Inc.’s registered office is located at Av. Presidente Juscelino Kubitschek, 1.830, Tower I - 2nd and 3rd floors, Itaim Bibi, in the city and state of São Paulo, Brazil.

On August 16, 2017, Estre Brazil, the largest waste management company in Brazil and Latin America, and Estre USA, Inc., formerly Boulevard Acquisition Corp II, (“Estre USA”), a company sponsored by an affiliate of Avenue Capital Group, jointly announced that they had entered into a definitive agreement (the “Transaction”) pursuant to which a Cayman Islands holding company, Estre Ambiental, Inc., would be incorporated and substantially all of the shareholders of Estre Brazil would exchange their shares of Estre Brazil for shares of Estre Ambiental, Inc. and as a result Estre Brazil would become a subsidiary of Estre Ambiental, Inc. In addition, the shareholders of Estre USA would be granted an exchange offer to exchange their shares and warrants in Estre USA for shares and warrants in Estre Ambiental, Inc.

The transaction was completed on December 21, 2017 and as a result, Estre Ambiental, Inc. became a publicly listed company subject to rules and regulations of the United States Securities and Exchange Commission. Estre Ambiental, Inc.’s ordinary shares and warrants are traded on the NASDAQ stock exchange.

Also on December 21, 2017, Estre Ambiental, Inc. issued 15,438,000 ordinary shares and 3,748,600 warrants to purchase Estre Ambiental, S.A. ordinary shares at US$11.50 per share to certain institutional investors pursuant to a private investment in public equity (the “PIPE Investment”).

As a result of the above, Estre Ambiental, Inc. received a total of US$139,900 thousand in cash, out of which US$110,600 thousand (or R$364,577) was contributed to Estre Brazil as a capital contribution which was used to repay certain of its indebtedness pursuant to a simultaneous debt restructuring agreement entered into with its creditors, granting a reduction corresponding to 25% of the amount prepaid. The terms of Estre Brazil’s existing debentures and related debt acknowledgment instrument were consequently amended and restated (for more details, see Note 13).

Estre Brazil is a waste management company in Brazil which operates in key locations in the Southeast, South and Northeast regions of Brazil in a full range of waste-related and environmental services that comprise every step of the waste management cycle, from waste collection to disposal and, ultimately, value recovery. Estre Brazil operates its own landfills and is engaged in the final treatment of hazardous wastes (blending units, bioremediation of contaminated soil and landfills), temporary storage of waste, collection and burning of landfill biogas, environmental consulting services, recycling, reverse manufacturing of electrical and electronic devices and waste collection, among others activities. In the provision of these services, the Company applies strict control over potential environmental impacts, uses customized environment management models and provides assistance to its customers.

Estre Ambiental, Inc. and its subsidiaries as referred to as the “Company”.

1.2. Business perspectives

Following a period of rapid expansion and growth through organic business generation as well as acquisitions between 2011 and 2013, in 2014, the Company began recalibrating its strategic focus toward streamlining its business which yielded several tangible benefits, including, among others, improvements to the operating margins, increased efficiency in pricing and in the collection of accounts receivables and generally greater agility in the decision-making processes.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

The following are some of the measures implemented by the Company, among others:

•	comprehensive redesign of management information systems, including migration to SAP to be concluded by the end of 2018;
•	decrease in personnel expenses through headcount reductions;
•	reorganization of senior management team, including the appointment of a new chief executive officer, Sergio Pedreiro, in early 2015, appointment of a new chief compliance officer in 2015, and, more recently, the appointment of a new chief financial officer, Fabio D’Avila (in December 2017)
•	improvement of operational efficiency through productivity-oriented projects;
•	systematic application of upward price adjustments as contemplated in the contracts with municipal customers;
•	systematic negotiation of debt acknowledgment agreements with municipalities aiming at collecting overdue accounts; and
•	creation of a dedicated sales and commercial area to capture private sector commercial and industrial customers.

As described above, the Company emerged from 2017 as a NASDAQ listed public company, with a lower leveraged balance sheet and a stronger governance, led by an independent board of directors.

The market opportunity for growth in the Waste Management industry remains significant as nearly half of waste generated annually in Brazil is not yet properly disposed of. Several million tons are not even collected or are still sent to illegal dumps and the regulatory framework is in place for the industry to evolve in a similar fashion to the other countries in the same situation.

The Company is positioned to capitalize on this market opportunity since it has: (i) strategically located landfills; (ii) the leading operational and cost profile in the industry; and (iii) a reputation as the most environmentally progressive, transparent and compliance-oriented waste management company in Latin America.

As a result of the Transaction, debt restructuring and other initiatives disclosed above, Estre Brazil reduced its leverage and improved its liquidity helping it to better respond to the current adverse economic scenario in Brazil and to expand its business.

A significant portion of the Company’s revenue is derived from municipalities whose financial health have been negatively impacted by very weak economic performance in 2016, with Brazilian GDP contracting by 3.6%, after a contraction of 3.8% in 2015. As the outlook for the economy evolves, so does the Company’s ability to collect on time payments from municipalities.

The Company’s customer base includes a mix of customers operating in both the private and public sectors. Although the Company has a diversified base across our four business segments, our top ten customers accounted for 68.8% of our total net revenues as of June 30, 2018 (74.0% as of December 31, 2017).

In addition, the Company relies significantly on certain municipal customers in the Collection & Cleaning segment as a source of revenues, including the municipalities of São Paulo and Curitiba. Together, the contracts with those two municipalities represented 40.5% of total net revenues from services as of June 30, 2018 (41.7% as of December 31, 2017).

The contract with the municipality of São Paulo for urban cleaning and street sweeping services, which the Company services through its joint operation Soma, represented approximately 29.1% of our revenues in 2017. This contract expired in November of 2017, and we provided urban cleaning services to the city of São Paulo pursuant to a temporary contract entered into on December 15, 2017, which expired in June 2018.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

On June 12, 2018 the Company further extended the temporary contract until the end of 2018, subject to earlier termination by the municipality. However, the extended temporary contract introduces certain significant changes to the contractual arrangement. Most significantly, under the extended temporary contract, the city of Sao Paulo is divided into six separate parcels for urban cleaning, whereas under the previous contract the city was divided into two parcels only. The Company, through Soma, were awarded only two parcels under the extended temporary contract, which reflects a significant decrease of its service area, since the Company previously serviced one of the only two parcels. In addition, the extended temporary contract contemplates a 7% price reduction. As a result of these changes, the Company’s monthly revenues from the Soma contract decreased by 37.7%.

The contract with the municipality of Curitiba for collections, urban cleaning and street cleaning represented approximately 11.6% as of June 30, 2018 (12.5% of the Company’s revenues in 2017). The Company is currently providing collections and cleaning services to Curitiba pursuant to a temporary contract set to expire in October 2018 or sooner at the discretion of the municipality.

The Company is currently working to renew or extend, partially or integrally, these two contracts as they get close to their expiration dates.

Considering the significance of these two contracts in terms of revenues, it can be expected that our revenues would materially decrease in the event that one or both of these contracts is partially or fully lost, in which case, the Company would likely be required to significantly reallocate resources, including the potential early termination of employees currently servicing these contracts and/or closure of certain facilities and projects solely related to our current operations in these municipalities, all of which could have the effect of increasing costs in the short-term.

Additionally, management prepared a monthly cash flow forecast for 2018, projecting a positive cash balance for every month of the year. Investment and growth assumptions were used in accordance with the annual budget approved by the Company's Board of Directors, macroeconomic indicators in the Focus report of the Central Bank of Brazil, the historical cash collection ratio, rollover of principal and interest of installments of debentures up to the conclusion of the renegotiation process and working capital funding. The assumptions used to prepare said monthly cash flow were consistent with the ones used in the impairment test of long lived assets as of December 31, 2017.

Management believes that the actual forecasts demonstrates that the Company will continue as a going concern.

1.3.	Divestments

Agency agreement for the sale of CGR Doña Juana S.A ESP. (“Doña Juana”)

On January 9, 2016, Estre Brazil entered into an agency agreement with USA Global MKT, or USA Global, for the sale of Estre Brazil’s 51% interest in CGR Doña Juana S.A ESP, or Doña Juana, based in Colombia. Pursuant to the terms of the agreement, USA Global, Estre Brazil’s partner and co-investor in Doña Juana, agreed to seek a compatible buyer for Estre Brazil’s interest in Doña Juana and, in the meantime, advanced payments to Estre Brazil for the sale. The initial term of this agency agreement was 18 months, subsequently extended for a further 12 months, during which time Estre Brazil received 75.0% of the purchase price for Doña Juana of R$5,856 from USA Global in four installments over the course of 2016. Another 2 payments were received in 2017.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

	Amount in US$	Amount in R$
Payment received on March 10, 2016 (Rate of 3.2591)	541	1,761
Payment received on June 17, 2016 (Rate of 3.2591)	370	1,204
Payment received on November 11, 2016 (Rate of 3.2591)	320	1,043
Payment received on December 12, 2016 (Rate of 3.2591)	567	1,848
Payment received on July 19, 2017 (Rate of 3.1533)	98	310
Payment received on July 20, 2017 (Rate of 3.1402)	13	41
Total received by the Company through final settlement of accounts	1,909	6,207

Upon signing the agency agreement Estre Brazil classified the investment in Doña Juana as an asset held for sale, pursuant to IFRS 5, Non-current Assets Held for Sale and Discontinued Operations (“IFRS 5”) at its carrying amount which was lower than its fair value. After the investment in Doña Juana was classified as held for sale, Estre Brazil ceased to apply the equity method in accordance with IAS 28.

In February 2018, Estre Brazil signed an amendment to the agency agreement postponing some of USA Global’s obligations, such as (i) extending the date that the final installment would be paid to May, 26, 2018, noting that such payment remains outstanding and (ii) extending the contract term from 12 to 14 months. In September 2018, we re-amended the agency agreement postponing the contract term to December, 2018. Estre Brazil will transfer all financial rights on its shares in Doña Juana to USA Global when the remaining balance is received.

1.4. Allegations and Investigations Regarding the Company’s Supply Relationships

a)	Operation “Lava-Jato” and its impacts on the Company and its investees

In 2014, the Brazilian Federal Police (“PF”) began an investigation intended to check for irregularities perpetrated by criminal organizations in several Brazilian states, involving Petrobras and its subsidiaries. In connection with the investigations conducted by the Federal Public Prosecutor (“MPF”), Mr. Paulo Roberto Costa, former director of Petrobras, signed a leniency agreement, partly citing the Company in depositions on September 5, 2014, but made public by the MPF on March 6, 2015. Estre Brazil was also partly cited in the leniency program of Mr. Sergio Machado, former CEO of Transpetro, made public in June 2016.

Company management stated that it is not aware of the affirmations mentioned in the deposition and that the Company does not admit any illegal acts, in accordance with the commitment made in its Code of Ethics and Anti-Corruption Policy. As a commitment to transparency and ethical conduct, the Company and its management members made every effort to (i) obtain greater knowledge of the facts through the involvement of the Company's internal legal department, the Compliance area and the hiring of independent investigation experts; (ii) continue to improve the Company's governance, internal controls and integrity program; (iii) continue to monitor the matter in 2018.

In connection with the abovementioned investigation undertaken for Operation “Lava-Jato”, the Company’s management, with the approval of the Board of Directors, in view of an inconclusive report presented in 2016, engaged new independent experts to further analyze the findings presented in the 2016 report, widening the scope of work to 56 suppliers and extending the period under investigation from 2010 through 2016, with the following main objectives:

•	Suppliers - assessment of agreements, payments and evidence of services (services provided to the Company and its investees) and goods purchased from the main suppliers and service providers;
•	Integrity due diligence - 56 suppliers and current and past management members relating to the period under analysis; and

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

•	Analysis of emails - of the current main Executive Officers and of those who worked for the Company during the scope period.

Additionally, the Company's Management, with the Board of Directors' approval, engaged experts to conduct an investigation of bidding processes won by the Company with Petrobras, which was concluded in January 2018. As a result of the findings presented in the independent experts' report, despite the lack of conclusive evidence of illegal payments recorded until December 31, 2017, related to allegations made in Operation “Lava-Jato”, the Company's management made an accounting adjustment at December 31, 2017 and affected previous years resulting in the write-off of property, plant and equipment items totaling R$53,407, related to payments for which there is lack of sufficient evidence that goods and services were actually provided.

b)	Operation Descarte - Special Committee Internal Evaluation

On December 15, 2017, the Company’s indirect subsidiary, Cavo Serviços e Saneamento S.A. (“Cavo”) received an official tax infringement notice for R$90,634 challenging the deductibility of payments made to a number of specific suppliers in 2012, for which there is lack of sufficient evidence that goods and services were actually provided.

On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specific suppliers from 2012 to 2015, for which there is lack of sufficient evidence that goods and services were actually provided.

Estre Brazil is challenging such assessment, and presented its defense on January 23, 2018. Following the receipt of these tax infringement notices above, Estre Brazil, following the directions of its General Counsel, engaged an independent forensic services firm to investigate the relationship of Cavo’s subsidiary SPE Soma Soluções em Meio Ambiente Ltda. (“Soma”) with certain suppliers. This internal investigation was only in its preliminary stages when, on March 1, 2018, the Brazilian Federal Police executed search warrants at the corporate offices of Estre Brazil and Soma.

As a result of the events of March 1, 2018, Estre Brazil significantly broadened the scope of the internal investigation process at the direction of a newly constituted Special Committee comprised of independent members of the Company’s Board of Directors. The internal investigation was conducted by external legal counsels specialized in forensic investigations with the support of other forensic service providers.

The internal investigation procedures involved analysis and review of relevant documentation and materials from past and present employees, interviews with persons of interest and a forensic analysis of financial transactions.

As a result of the investigation, Estre Brazil concluded that there were payments made to certain suppliers, particularly through Soma, for which there was insufficient evidence that goods and services were actually provided. Consequently, the Company recorded a loss of R$29,231 in the statement of profit or loss for six months ended June 30, 2017, being R$577 in depreciation costs, R$14,300 in general and administrative expenses, R$6,226 in other operating (expenses) income, net, and R$8,128 in finance expenses.

Through the efforts made by the Company up to the date of issuing these interim financial statements, Management believes that all significant issues identified in the independent forensic experts' report have been adjusted and that there is no risk of additional charges being recorded in relation to the matter. However, despite the significant progress in terms of internal controls, the Company believes that there are still improvement opportunities to be achieved during 2018, as well as specific insights regarding inconsistencies documented in the forensics experts' report prior to 2017.

Furthermore, the Operation Descarte effort of the Brazilian Federal Police was within the ambit of the broader Lava Jato task force, with the stated objective of dismantling a criminal money-laundering network.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

We cannot predict whether these investigations will move forward and, if so, the duration, scope or ultimate outcome of these investigations. In the event we are charged with any violations on the basis of the investigations, these charges may seek to impose various sanctions, including monetary fines and potential ineligibility from contracting with state-owned or government entities, which could have a material adverse effect on the Company.

c)	Internal Controls

Management and the Board of Directors do not tolerate any unlawful acts, therefore, the Company has been developing and implementing a number of measures to improve governance, internal controls and risk management, as follows:

•	hiring of a new, seasoned Chief Financial Officer at the end of 2017 who will further strengthen the tone at the top that overriding of internal controls will not be tolerated;
•	the replacement of the senior management team at Soma;
•	the establishment of an almost entirely independent board of directors consisting of leading executives and other professionals that are experts in their respective fields as well as the establishment of an independent audit committee and corporate governance committee with expanded oversight functions;
•	appointment of an independent chairman of our board of directors with significant industry experience bringing international best practices to our business and, in so doing, effectively ushering in an era of enhanced corporate governance standards by replacing Mr. Wilson Quintella Filho as chairman of the board of directors;
•	making certain adjustments to our compliance infrastructure to strengthen the independence of our compliance function and eliminate opportunities to override controls across our organization, including at Soma and all our subsidiaries and joint ventures;
•	making certain adjustments to our internal audit team, including an increase in the number of employees in the team to strengthen the Company’s ability to continuously evaluate its internal procedures and identify any weaknesses or misconduct in its early stages;
•	implementation of a new policy on related party transactions that will better enable us to trace and identify related party transactions in a more systematic way;
•	enhancing policies and procedures to verify that our comprehensive compliance policies and procedures are fully implemented at all of our subsidiaries and joint ventures;
•	further upgrading our ERP business process management software, which we first implemented in 2016, in order to better manage our business and automate many back office functions with the goal of improving our internal controls over financial reporting and streamlining monthly, quarterly and year-end closings. The full system migration is expected to be completed by the end of 2018;
•	enhancing and continuing to improve the vendor master data, due diligence, know your client procedures, procurement and payment procedures and associated controls;
•	implementing a workflow tool, under the direction of our new CFO, allowing the controlled exchange of information to facilitate timely and effective communication amongst the legal, financial and accounting departments and prompt registration of all transactions; and
•	making certain adjustments to improve the security in some of our IT procedures such as the periodic review of login profiles and their access to certain information on the system and the closer management of users with privileged profiles.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

1. Operations (Continued)

1.5. Restatement of prior years’ financial statements

(a)	Operation Descarte – Payments to suppliers

As a result of the investigations in relation to Operation Descarte, described above, the previously reported consolidated financial statements for the period ended June 30, 2017 is restated to reflect the effects of the results of the investigation as follows:

(i)	Corresponding adjustment to reverse amortization expenses on capitalized expenses above;
(ii)	Income tax payable resulting from the recalculation of income tax returns adjusted for expenses that were deducted and for which there is insufficient evidence that services were actually provided for fiscal years 2013 through 2017;

The effects of the above adjustments in the consolidated statement of profit or loss for the period are shown below. These adjustments had no impact on the statement of cash flows and OCI.

Adjusted consolidated statement of profit or loss

		June 30, 2017
Profit for the period, as previously reported		134,540
a) Operation Descarte - Payments to Suppliers
i.	Corresponding adjustment to amortization expenses on written-off property, plant and equipment above	(577)
ii.	Tax impacts identified during the investigation	(28,654)
	General and administrative expenses	(14,300)
	Other operating expenses, net	(6,226)
	Finance expenses	(8,128)
Net effects arising from the restatement of previously disclosed balances		(29,231)
Adjusted profit for the period		105,309

2. Presentation of financial statements and significant accounting practices adopted

2.1. Basis of preparation and presentation of financial statements

The interim condensed consolidated financial statements for the six-month periods ended June 30, 2018 and 2017, have been prepared in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017, except for the new standards effective as of January 1, 2018, which have the impacts on the interim condensed consolidated financial statements described below:

a)	IFRS 9 Financial Instruments (“IFRS 9”)

In July 2014, the IASB issued IFRS 9, that replaced IAS 39 - Financial Instruments. IFRS 9 brings together all three aspects of the accounting financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 was effective for annual periods beginning on or after January 1, 2018.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

Except for hedge accounting, retrospective application is required, but providing comparative information is not mandatory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Company adopted the new standard on January 1, 2018 and will not restate comparative information. During 2017, the Company performed an assessment of the potential impacts of the application of IFRS 9 in its consolidated financial statements.

The Company did not identify significant impacts on its statement of financial position or equity on applying the classification and measurement requirements of IFRS 9. The evaluations were carried out using the criterion of payments solely of principal and interest (SPPI test) and verification of the business model adopted by the Company to manage its financial assets.

The Company will continue measuring at fair value all financial assets currently held at fair value. Trade accounts receivable are held to collect the contractual cash flows representing solely payments of principal and interest. The Company analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification of these instruments is not required.

Impairment

IFRS 9 requires the Company to record expected credit losses on all its financial assets measured at amortized cost and at fair value through other comprehensive income, on either a 12-month or lifetime basis, when applicable.

The Company performed an assessment by segregating its financial assets based on their risk characteristics and counterpart, as follows: i) accounts receivable from private customers and ii) accounts receivable from public customers.

The Company applied the simplified approach and recorded lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range. As a result, a R$3,492 million decrease in the allowance for doubtful accounts was recorded as of January 1, 2018, with the main factor being the new definition of the default term of the public sector.

b)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016. IFRS 15 establishes a five-step model to account for revenues arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to receive in exchange for the transfer of goods or services to a customer.

The new revenue standard replaced all current revenue recognition requirements under IFRS. Either a full retrospective or a modified retrospective initial application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company adopted the new standard on January 1, 2018, however, the Company did not restate prior periods as the effects were immaterial. As a result, the Company did not apply the requirements of IFRS 15 to the comparative period presented.

b.1 Revenue From Services

The Company provides environmental services related to the collection, management, treatment and final disposal of waste. Services are rendered to public and private sector clients through identified and separate contracts with customers and consider performance obligations separately for each type of service rendered.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

For service contracts, the Company identified the following impacts:

(i)	Variable consideration – volume discount

Based on the assessment made on customer contracts containing discount clauses and, from analysis carried out, no impacts were identified.

(ii)	Variable consideration – significant financial component

Receivables from public sector customers

Generally, public sector customers pay after the due date, and in some cases, payments may be as late as a year or more.

In accordance with IFRS 15, the Company is required to determine whether there is a significant financing component in its contracts. According to paragraph 60 of this standard, in determining the transaction price an entity shall adjust the amount of the consideration promised for the effects of the time value of money when a significant financing component is present. A significant financing component may exist independently if the promise of financing is expressly stated in the contract or implied in the terms of payment agreed by the parties to the contract. The Company should analyze if the payment period agreed by the parties to the contract (expressly or implicitly) provides the client or the entity with a significant financial benefit from the transfer of goods or services to the customer.

Based on the above, the Company performed an analysis to identify the existence of a significant financial component for public sector clients, since the average term of effective receipt for this client portfolio is approximately six months. The Company considered the average rate of 8.50% p.a. for the discount rate of 2018 (8.40% at December 31, 2017), which represents the discount rate usually applied by the Company to calculate the present value of its non-current assets and liabilities. When the Company adopted IFRS 15, the adjustments reduced equity by R$503.

Advances received from customers

For some contracts entered into with customers, the Company receives advances before the service is rendered. According to the current accounting policy, the amounts related to these advances are presented in the customer advances line item in current liabilities. These balances recorded in revenue, when the services are rendered, over an average period of four months.

In accordance with IFRS 15, the Company analyzed whether there is a significant financing component in its contracts, and decided to use the practical expedient provided for in IFRS 15 paragraph 63 and will not adjust the amount promised for the effects of significant financing components in the contracts.

Reversal of revenue

The Company’s current policy is to recognize revenue as services are rendered. The period of measurement of these services is 30 days and the measurement is sent to customers for approval. Customers are billed after measurements are approved by customers. For services rendered that customers have not yet approved at the end of the period, revenue is recognized based on estimates or work performed (billing services). The proportion of the balance of unbilled revenues at the balance sheet date that was billed after 60 days was 1.47% at June 30, 2018 (1.37% at December 31, 2017).

Reversal of revenue

Under IFRS 15, the amount of the consideration may vary due to discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties or other similar items. The Company estimated that the effects of discounts and rebates amounted to R$1,948 at January 1, 2018, and made a corresponding adjustment to profit and loss.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

2. Presentation of financial statements and significant accounting practices adopted (Continued)

b.2 Revenue from the sale of products

Revenue from the sale of products refers to the sale of scrap, fuel gas, carbon credit, electric power. For the sale of products, revenue is recognized when the performance obligations is satisfied at the time the control of the product sold is transferred to the customer, usually at the time of receipt and acceptance. The Group did not chance its revenue recognition policy in relation to the sales of products upon adoption of IFRS 15.

In summary, the impact of the adoption of IFRS 15 was as follows:

Assets
Public sector customers	(503)
Reversal of revenues	(1,948)
Deferred income tax and social contribution -34%	191
Net impact on shareholders' equity	(2,260)

3. Capital and financial risk management

3.1. Capital management

The Company’s main objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns to shareholders, and maximize the shareholder value, provide better cash management to ensure availability of credit lines in order to maintain liquidity and obtain funds at the lowest cost possible.

The Company manages its capital structure based on the financial leverage ratio, defined as net debt divided by total equity, and adjustments are made considering the changes in economic conditions. Net debt is defined as loans, financing, and debentures, less cash and cash equivalents and marketable securities. Total capital is defined as equity plus net debt.

There were no changes in the objectives, policies or processes for managing capital during the six months ended June 30, 2018.

	June 30, 2018	December 31, 2017
Loans and financing (Note 12)	560,692	385,514
Debentures (Note 13)	942,088	1,068,979
(-) Cash and cash equivalents (Note 4)	(27,588)	(84,687)
(-) Marketable securities	(42)	(42)
Net debt	1,475,150	1,369,764
Capital deficiency	(569,418)	(455,904)
Equity and net debt	905,732	913,860
Financial leverage ratio - %	163%	150%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

4. Cash and cash equivalents

Cash and cash equivalents is a follows:

	June 30, 2018	December 31, 2017
Cash	170	170
Bank account	4,794	44,123
Bank Deposit Certificates(a)	22,624	40,394
Total	27,588	84,687
(a)	Refers to highly-liquid Bank Deposit Certificates (CDBs) under repurchase agreements with returns substantially tied to a range of 75.0% and 80.0% (90.0% and 102.0% as of December 31, 2017) of the Brazilian Interbank Deposit Certificate (CDI) rate.

5. Trade accounts receivable

	June 30, 2018	December 31, 2017
Trade accounts receivable – billed	856,094	797,878
Trade accounts receivable – pending billing	140,206	168,949
	996,300	966,827
Carbon credits(a)	5,072	2,998
	1,001,372	969,825

( - ) Adjustment to present value(b)	(40,850)	(34,472)
( - ) Allowance for doubtful accounts(c)	(161,255)	(157,247)
Total	799,267	778,106
Current	640,683	669,237
Non-current	158,584	108,869
(a)	Refers to the Clean Development Mechanism (MDL), whereby the biogas generated in a landfill, is burnt and entitles the Company with carbon credits. The Company entered into an agreement on June 17, 2015 with the Nordic Environment Finance Corporation.
(b)	The adjustment of long-term receivables to present value was calculated using a discount rate of 8.50% p.a. at June 30, 2018 (8.40% p.a. at December 31, 2017).
(c)	The Company applied the simplified approach and record lifetime expected losses on all its accounts receivable from customers. The Company carried out a historical study of the behavior of the portfolio, creating a risk matrix by age range.

The aging of trade accounts receivable is as follows:

	June 30, 2018	December 31, 2017
Unbilled	140,206	168,949
Falling due	435,850	386,030
Overdue up to 30 days	63,916	56,067
Overdue from 31 to 60 days	24,006	26,403
Overdue from 61 to 90 days	31,963	30,232
Overdue from 91 to 180 days	65,032	65,569
Overdue from 181 to 360 days	38,235	79,328
Overdue for more than 361 days	202,164	157,247
Total	1,001,372	969,825

The Company adopted IFRS 9 for the period beginning on January 1, 2018, and the impacts are disclosed on the Note 2.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

5. Trade accounts receivable (Continued)

Changes in allowance for doubtful accounts are as follows:

	Six months ended June 30,
	2018	2017
Opening balance - December 31	(157,247)	(155,341)
Additional allowance	(7,544)	(112,464)
Reversal of allowance	44	121,217
Change in accounting practice	3,492	—
Closing balance - June 30	(161,255)	(146,588)

6. Taxes recoverable

	June 30, 2018	December 31, 2017
Corporate income tax (IRPJ)	67,963	56,342
Social contribution tax on net profit (CSLL)	17,716	16,743
Social security contribution tax (INSS)	19,759	19,669
Integration program (PIS) / Social security financing (COFINS)/Social contribution tax	8,405	9,259
Withholding income tax (IRRF)	5,099	16,946
Advances for Tax Amnesty Programs	16,225	16,225
PIS/COFINS recoverable on acquisition of assets	12,089	13,099
Other	7,159	5,728
Total	154,415	154,011
Current	106,282	101,870
Non-current	48,133	52,141

For further information on the type and nature of the taxes that the Company is subject to, please see Note 14.

7. Related parties

a) Accounts receivable and payable

In the ordinary course of business the Company receives or loans cash to its associates as part of its cash management.

At June 30, 2018 and December 31, 2017, intercompany loan balances were as follows:

	June 30, 2018	December 31, 2017
Assets
Attend Ambiental	12,253	10,960
Subsidiaries - Other	3,569	3,558
Total	15,822	14,518

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

7. Related parties (Continued)

	June 30, 2018	December 31, 2017
Liabilities
Hulshof Participações Ltda(a)	20,797	37,349
Wilson Quintella Filho(a)	8,913	7,220
Angra Infra FIP(b)	40,266	37,884
Other	41	335
Total	70,017	82,788
(a)	On December 20, 2017, the Company signed a non-compete agreement and other covenants, with Hulshof Participações (“Hulsholf”) and Wilson Quintella Filho (“Wilson”). In such agreement, the Company agreed to pay Hulshof a fee amounting to US$ 6,500 in connection with the services provided to assist in the identification, structuring and implementation of the Transaction and IPO of the Company. Such amount was paid in 2018. The agreement also establishes a non-compete fee to be paid to Wilson and Hulshof of US$ 8,500 thousand (US$ 5,950 thousand Hulshof and US$ 2,550 thousand Wilson). The non-compete fee will be paid in 24 monthly instalments.
(b)	Refers to the put option exercised by Angra Infra FIP. Refer to Note 17.6.

b) Other related-party transactions

The Company conducts transactions under specific conditions and terms with related parties, as agreed between the parties, based on the type of operation. Thus, revenue and expenses from such transactions could be different from those conducted with third parties.

Revenues and accounts receivable from related parties for waste management services provided, included under Revenue from services and Accounts receivable, respectively, are as follows:

	Revenues		Trade accounts receivable
	Six months ended June 30,		June 30,	December 31,
	2018	2017	2018	2017
Logistica Ambiental de Sao Paulo - Loga	—	175	1,080	1,143
Attend Ambiental	17	9	19	12
Other	—	18	137	34
Total	17	202	1,236	1,189

Costs with and accounts payable to related parties for waste management services provided, included under Cost of services and Trade accounts payable, respectively, are as follows:

	Cost		Trade accounts payable
	Six months ended June 30,		June 30,	December 31,
	2017	2018	2018	2017
Terrestre Ambiental Ltda.	—	13	4	8
Logística Ambiental de São Paulo - Loga.	—	—	34	34
Attend Ambiental	162	1,771	860	2,045
Total	162	1,784	898	2,087

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

7. Related parties (Continued)

c) Interest expense on loans and debentures

As mentioned in Note 13, the Company has debentures issued held by its shareholder BTG Pactual.

	Financial expenses		Debentures
	Six months ended June 30,		June 30, 2018	December 31, 2017
	2018	2017
Debentures	(15,197)	(65,114)	265,195	419,236
Private Debt Acknowledgment Instrument	(17,324)	—	544,121	357,789

d) Key management personnel compensation

Key management personnel compensation of the Company is as follows:

	Six months ended June 30,
	2018	2017
Salaries and social security charges	5,697	3,754
Bonuses and social security charges	—	6,218
Total compensation	5,697	9,972

The compensation of key management personnel of the Company and its subsidiaries includes salaries and bonuses, vacation benefits and 13th month’s salary payment, social security contribution tax (INSS), unemployment compensation fund (FGTS) and variable compensation program.

The Company does not offer any additional post-employment benefits to its employees, and does not offer other additional benefits.

Balances payable to the Company's key management personnel are recorded in Labor payable.

e) Guarantees to related parties

As of June 30, 2018, the Company is guarantor of some related parties, as follows:

•	The Company is a full, unconditional guarantor under 16 bank surety bonds obtained by Estaleiro Rio Tietê Ltda. from Banco ABC Brasil S.A., in a total amount of approximately R$19.7 million, in connection with our commitment to construct 16 river barges. These guarantees were set to expire on September 24, 2018, but are expected to be renewed on a semi-annual basis so long as the river barges are being constructed.
•	The Company is a full, unconditional guarantor under US$14.2 million indenture issued by Attend and purchased by CIFI. As of June 30, 2018, the total amount outstanding under this loan was R$40.8 million. This guarantee is set to expire on July 15, 2024.
•	The Company is an unconditional guarantor of up to 37.65% of the outstanding amount under a series of debentures issued by Loga. As of June 30, 2018, the total amount outstanding under these debentures was R$43.4 million. This guarantee is set to expire on May 15, 2020.

The risk of any future cash disbursement is remote.

8. Business combination

The Company holds an ownership interest of 50% in CGR Catanduva – Centro de Gerenciamento de Resíduos Ltda. (“Catanduva”), through its subsidiary Geo Vision Soluções Ambientais e Energia S.A. (“Geovision”), which, prior to obtaining control as described below, was accounted for under the equity method.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

8. Business combination (Continued)

On January 2, 2017, the shareholders of Catanduva agreed to amend its articles of incorporation, as follows:

a)	Dissolution of the Board of Directors, which will be replaced by a CEO, a financial manager, a commercial manager and an operational manager; and
b)	The CEO will be appointed by Geovision.

These amendments were effective on May 31, 2017. As a result of the amendments, the Company obtained control of Catanduva, through the ability to direct its relevant activities and affect its returns. Upon obtaining control the Company applied IFRS 3 – Business Combinations.

The Company has elected to measure the non-controlling interests in the acquiree at the proportionate share of the fair value of net identifiable assets acquired.

Fair value of assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Catanduva as of May 31, 2017 were as follows:

Fair value
ASSETS

Cash and cash equivalents	1,513
Accounts receivable	2,280
Taxes recoverable	3,025
Other credits	22
Property, plant and equipment	14,125
Intangible assets - customer relationship	2,195
Total assets	23,160

LIABILITIES

Trade payables	(296)
Loans and financing	(544)
Tax installments	(5,900)
Taxes payables	(1,858)
Other liabilities	(1,373)
Deferred taxes liability	(746)
Total liabilities	(10,717)

Total identifiable net assets at fair value	12,443

Non-controlling interests at the proportionate share of the value of net identifiable assets acquired (50% of net assets)	(6,221)

The Company did not incur any significant acquisition related costs.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale

9.1. Investments

Investments are classified as follows:

	June 30, 2018	December 31, 2017
Investments	9,240	7,206

Total investments	9,240	7,206

Presented in discontinued operations (Note 9.2)	(28,523)	(23,787)
Investments, net	(19,283)	(16,581)

9.2. Assets and liabilities held for sale

Discontinued operations are comprised by:

	June 30, 2018	December 31, 2017
a) Statement of profit and loss
Doña Juana (9.2.1)	(5,109)	687

Total	(5,109)	687

b) Assets
Leccaros (9.2.2)	—	6,580

c) Liabilities
Doña Juana (9.2.1)	28,523	23,787

9.2.1. Doña Juana

At December 31, 2017, the Company classified Doña Juana as an asset held for sale in accordance with IFRS 5. After the investment in Doña Juana was classified as held for sale, the Company accounts for such investment under the equity method in accordance with IAS 28. When the Company received the first payment from USA Global for Doña Juana acquisition, the composition of Doña Juana’s management completely changed, and then the Company ceased to control of this entity.

For the periods ended on June 30, 2018 and 2017, Doña Juana’s statement of profit and loss was as follows:

	June 30,
	2018	2017
Revenues from services rendered	28,586	35,810
Cost of services	(24,292)	(25,556)
Gross profit	4,294	10,254

General and administrative expenses	(5,978)	(2,971)
Other operating income (expenses)	(5,805)	(968)
Finance income (costs)	(2,070)	(2,564)
Current and deferred income and social contribution taxes	(458)	41
(Loss) profit for the period	(10,017)	3,792

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale (Continued)

Main classes of assets and liabilities of Doña Juana classified as held for sale at June 30, 2018 and December 31, 2017 are as follows:

	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	2,705	3,092
Trade accounts receivable	10,891	7,581
Taxes recoverable	297	436
Advances to suppliers	2,038	4,305
Other current assets	3,179	2,818
Total current assets	19,110	18,232

Non-current assets
Property, plant and equipment	654	8,862
Intangible assets	9,386	6,821
Other non-current assets	13,695	49
Total non-current assets	23,735	15,732
Total assets	42,845	33,964
	June 30, 2018	December 31, 2017
Liabilities
Current liabilities
Loans and financing	34,675	29,714
Trade accounts payable	24,064	21,481
Labor payable	1,423	863
Tax liabilities	8,022	6,010
Other current liabilities	18,416	10,367
Total current liabilities	86,600	68,435

Capital	6,858	6,858
Other comprehensive income	458	(275)
Accumulated losses	(51,071)	(41,054)
Total equity (capital deficiency)	(43,755)	(34,471)
Total liabilities and equity	42,845	33,964

Net cash flows incurred by Doña Juana are as follows:

	Six months period ended June 30,
	2018	2017
Operating activities	11,746	16,081
Investing activities	(15,058)	(6,677)
Financing activities	2,925	(5,457)
Net cash generated/(used)	(387)	3,947

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

9. Investments and assets and liabilities held for sale (Continued)

a) The breakdown of the investment in Doña Juana is as follows:

	Six months period ended June 30,
	2018	2017
Doña Juana’s equity	(43,755)	(32,222)

Investment - Estre Ambiental - 51% (interest)	(22,316)	(16,433)
Advances received	(6,207)	(5,856)
Total	(28,523)	(22,289)

9.2.2 Disposal of interest in Leccaros Participações S.A.

On April 23, 2018, the Company completed the sale of its 50% interest in Leccaros Participações S.A. (“Leccaros”), for a total selling price of R$22,067, of which R$10,000 in cash was received upon closing the transaction and R$12,067 will be received in 12 equal monthly instalments. Leccaros owned a single asset represented by a land located in São Paulo state and did not have any operations. The net assets of Leccaros as of December 31, 2017, amounted to R$6,580 (R$3,283 attributable to equity holders of the parent) which was classified as an asset held for sale. The transaction resulted in a gain on sale of R$37,567 (gain of R$18,784 attributable to equity holders of the parent).

10. Property, plant and equipment

	Weighted average rate p.a. %	Costs	Accumulated depreciation	June 30, 2018	December 31, 2017
Landfills - land and implementation of cells(a)	6.90%	625,106	(335,210)	289,896	282,655
Buildings and facilities	5.26%	188,079	(67,544)	120,535	123,514
Biogas burning facilities	5.00%	9,212	(2,765)	6,447	6,682
Operating equipment	9.01%	225,965	(115,669)	110,296	117,171
Furniture and fixtures	10.20%	9,526	(6,175)	3,351	3,629
Computers and peripherals	16.95%	11,708	(9,274)	2,434	2,647
Vehicles	16.16%	305,537	(249,135)	56,402	69,718
Aircraft	—	—	—	—	9,191
UVR - Waste recovery unit	7.52%	60,963	(25,232)	35,731	38,033
Other property, plant and equipment	14.93%	485	(422)	63	89
Advances to suppliers	—	—	—	—	4,743
Construction in progress(b)	—	39,068	—	39,068	31,379
Total		1,475,649	(811,426)	664,223	689,451
(a)	Land intended for landfills and respective buildings are subject to depletion and depreciation calculated based on the usage volume of the landfill. In 2018, depletion and depreciation weighted average rates were 6.90% p.a. (8.00% p.a. as of December 31, 2017).
(b)	Construction in progress refers to the acquisition of the Waste Sorting Machine (Tyrannosaurus) of R$16,662 (R$12,804 at December 31, 2017) and acquisition of Turbines and Energy Generators for R$15,318 (R$13,044 at December 31, 2017).

Guarantee

Financing of property, plant and equipment of subsidiaries are secured by Estre Brazil's guarantee. Project financing is subject to additional bank guarantee and financing of machinery and equipment items are guaranteed by lien on assets and finance leases.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

10. Property, plant and equipment (Continued)

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment items at the end of each reporting period, based on the estimated useful lives of the assets reviewed, according to internally prepared technical appraisal reports. No changes on the useful lives were identified for the period of six months ended June 30, 2018.

Finance lease agreements

The net carrying amount of property, plant and equipment under finance lease agreements at June 30, 2018 was R$15,874 (R$17,280 at December 31, 2017).

Impairment test

Management annually reviews the net carrying amount of assets in order to assess events or changes in economic, operating or technological circumstances that may indicate deterioration or impairment. When such evidence is identified and carrying amount exceeds recoverable amount, a provision for impairment is recorded to adjust the carrying amount to the recoverable amount. No additional impairment indicators were identified for the period of six months ended June 30, 2018.

Changes in property, plant and equipment for the six months ended on June 30, 2018 and June 30, 2017 were as follows:

	December 31, 2017	Additions	Write-offs	Transfers	June 30, 2018
Costs
Landfills (land and implementation of cells)	599,985	24,257	(6)	870	625,106
Buildings	186,661	1,419	(1)	—	188,079
Biogas burning facilities	9,212	—	—	—	9,212
Operating equipment	221,726	4,506	(267)	—	225,965
Furniture and fixtures	9,438	220	(132)	—	9,526
Computers and peripherals	11,367	401	(60)	—	11,708
Vehicles	309,513	1,290	(5,266)	—	305,537
Aircraft	16,791	—	(16,791)	—	—
UVR - Waste recovery unit	60,963	—	—	—	60,963
Other property, plant and equipment	485	—	—	—	485
Advances to suppliers	4,743	3,469	(8,212)	—	—
Construction in progress	31,379	9,696	(1,137)	(870)	39,068
Total costs	1,462,263	45,258	(31,872)	—	1,475,649

Depreciation
Landfills (land and implementation of cells)	(317,330)	(17,880)	—	—	(335,210)
Buildings	(63,147)	(4,398)	1	—	(67,544)
Biogas burning facilities	(2,530)	(235)	—	—	(2,765)
Operating equipment	(104,555)	(11,220)	106	—	(115,669)
Furniture and fixtures	(5,809)	(390)	24	—	(6,175)
Computers and peripherals	(8,720)	(597)	43	—	(9,274)
Vehicles	(239,795)	(13,543)	4,203	—	(249,135)
Aircraft	(7,600)	(529)	8,129	—	—
UVR - Waste recovery unit	(22,930)	(2,302)	—	—	(25,232)
Other property, plant and equipment	(396)	(26)	—	—	(422)
Total depreciation	(772,812)	(51,120)	12,506	—	(811,426)
Total property, plant and equipment, net	689,451	(5,862)	(19,366)	—	664,223

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

10. Property, plant and equipment (Continued)

	December 31, 2016	Additions	Disposals	Transfers	June 30, 2017
Costs
Landfills (land and implementation of cells)	592,092	39,373	—	526	631,991
Buildings	180,179	707	(63)	—	180,823
Biogas burning facilities	9,255	—	—	131	9,386
Operating equipment	191,545	3,027	(3,051)	—	191,521
Vehicles	300,422	1,114	(908)	—	300,628
UVR - Waste recovery unit	60,700	143	—	47	60,890
Other property, plant and equipment	36,704	244	(388)	591	37,151
Advances to suppliers and construction in progress	18,616	5,160	—	(1,295)	22,481
Total costs	1,389,513	49,768	(4,410)	—	1,434,871

Depreciation
Landfills (land and implementation of cells)	(308,520)	(19,961)	—	—	(328,481)
Buildings	(52,871)	(5,005)	39	—	(57,837)
Biogas burning facilities	(2,070)	(235)	1	—	(2,304)
Operating equipment	(82,648)	(11,777)	1,265	—	(93,160)
Vehicles	(211,527)	(15,282)	828	—	(225,981)
UVR - Waste recovery unit	(18,325)	(2,298)	—	—	(20,623)
Other property, plant and equipment	(19,099)	(1,948)	294	—	(20,753)
Total depreciation	(695,060)	(56,506)	2,427	—	(749,139)
Total property, plant and equipment, net	694,453	(6,738)	(1,983)	—	684,732

11. Intangible assets

At June 30, 2018 and December 31, 2017, the breakdown of intangible assets is as follows:

	Useful life (average in months)	Cost	Accumulated Amortization	Net
				June 30, 2018	December 31, 2017
Software	60	50,217	(24,541)	25,676	28,232
Other intangible assets		44,688	(10,649)	34,039	38,050
Customer relationship(a)	36	132,886	(104,620)	28,266	30,808
Licenses	—	24,705	—	24,705	24,705
Goodwill on acquisitions	—	466,443	—	466,443	466,443
Total		718,939	(139,810)	579,129	588,238
(a)	The Company engaged a valuation specialist to determine the fair value of identifiable intangible assets, consisting mainly of customer relationships, which are subject to amortization based on the contractual conditions set forth in each case.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

11. Intangible assets (Continued)

Changes in intangible assets for the six months ended at June 30, 2018 and 2017 are as follows:

	December 31, 2017	Additions	June 30, 2018
Costs
Software	48,857	1,360	50,217
Other intangible assets	44,688	—	44,688
Customer relationship	132,886	—	132,886
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	466,443	—	466,443
	717,579	1,360	718,939
Amortization
( - ) Software	(20,625)	(3,916)	(24,541)
( - ) Other intangible assets	(6,638)	(4,011)	(10,649)
Customer relationship	(102,078)	(2,542)	(104,620)
Total amortization	(129,341)	(10,469)	(139,810)
Total intangible assets, net	588,238	(9,109)	579,129
	December 31, 2016	Additions	June 30, 2017
Costs
Software	22,893	5,171	28,064
Other intangible assets	20,621	—	20,621
Customer relationship	130,690	822	131,512
Projects in progress	24,705	—	24,705
Goodwill on acquisitions	469,196	1,690	470,886
	668,105	7,683	675,788
Amortization
( - ) Software	(13,099)	(1,978)	(15,077)
( - ) Other intangible assets	(6,638)	—	(6,638)
Customer relationship	(94,536)	(4,661)	(99,197)
Total amortization	(114,273)	(6,639)	(120,912)
Total intangible assets, net	553,832	1,044	554,876

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

12. Loans and financing

The breakdown of loans and financing is as follows:

		Additional information	Annual charges	June 30, 2018	December 31, 2017
Working capital	Working capital	(a)	CDI + 2.0% p.a.	544,121	357,789
	Working capital		CDI + 0.05% p.m.	1,016	2,541
BNDES	FINAME	(b)	TJLP + 3.9% to 5.5% p.a.	592	1,496
	FINAME	(b)	TJLP + 10.30% to 12.9% p.a.	16	31
	FINAME	(b)	TJLP + 1.0% to 12.9% p.a.	79	197
	FINAME	(b)	TJLP + 2.5% to 4.6% p.a.	1,087	2,643
	FINAME	(b)	TJLP + 5.1% to 9.0% p.a.	1,112	1,915
Lease	Lease	(c)	1.92% p.m to 13.60% p.m	12,669	18,902

Total loans and financing				560,692	385,514

Current				10,923	14,139
Non-current				549,769	371,375
(a)	On June 13, 2017, Estre and BTG Pactual executed a private debt acknowledgment instrument (Instrumento Particular de Confissão de Dívida) that progressively repealed and replaced the indenture governing the first issuance of debentures, and had substantially the same terms and conditions as those debentures. As part of Estre’s debt restructuring described in Note 13, the Company partially repaid the outstanding balance of these debentures and related debt acknowledgment instrument.
(b)	Financing for investment in infrastructure and implementation of new waste treatment units and fleet renewal. The related assets are pledged as collateral in addition to the Company's and shareholders' collateral signatures.
(c)	Finance lease, guaranteed by the leased item.

The loans and financing (non-current portion) repayment schedule at June 30, 2018 and December 31, 2017 was as follows:

	June 30, 2018	December 31, 2017
Through December 2019	5,648	1,709
Through December 2020	27,206	24,088
Through December 2021	54,412	40,005
Through December 2022	54,412	305,573
Through December 2023	54,412	—
Through December 2024	54,412	—
Through December 2025	299,267	—
Total	549,769	371,375

Leases

Future minimum lease payments, under finance lease agreements together with the present value of net minimum lease payments are as follows:

	June 30, 2018		December 31, 2017
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Within one year	12,453	11,922	12,637	12,146
After one year, but before five years	25,996	25,716	37,406	37,019
Total minimum lease payments	38,449	37,638	50,043	49,165

Less amounts representing financial charges	(25,781)	—	(31,141)	—

Present value of minimum lease payments	12,668	37,638	18,902	49,165

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

12. Loans and financing (Continued)

Changes in loans and financing was as follows:

	Six months ended on
	June 30, 2018	June 30, 2017
( = ) Opening balance - December 31	385,514	26,697
( + ) Loans raised	169,238	—
( - ) Payment of principal	(10,078)	(11,229)
( - ) Payment of interest	(6,681)	(2,156)
( + ) Accrual of interest	22,699	2,623
( = ) Closing balance - June 30	560,692	15,935

13. Debentures

Debentures are presented in local currency:

	Additional information	Annual charges	June 30, 2018	December 31, 2017
1st issue	(a)	CDI + Interest from 2.0%	265,195	419,236
2nd issue	(b)	CDI + Interest from 2.0%	676,893	649,743
Total			942,088	1,068,979
(a)	1st issue of debentures

On June 27, 2011, the Company conducted its 1st issue of unsecured, subordinated debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 2,720 debentures, with a face value of R$250, fully paid by Banco BTG Pactual S.A., with semi-annual payments starting of September 2013 and final maturity on March 9, 2017.

The proceeds from the issue of these debentures were used to settle loans outstanding from Banco BTG Pactual.

(b)	2nd issue of debentures

On December 14, 2012, the Company completed its second issue of unsecured debentures, not convertible into shares, with collateral and additional personal guarantee, for public distribution with restricted placement efforts, for the issue of 3,000 debentures with a face value of R$250. The actual issuance was for 2,600 debentures. The debentures mature in five years and bear interest at the CDI rate plus of 2.60% p.a. Principal would be repaid semiannually, in seven installments beginning in December 2014.

In 2015 and 2016, the Company renegotiated installments maturing June 2015, December 2015, June 2016 and December 2016, with payment in 2017.

The proceeds from the issue of the debentures were used to settle bank loans, to extend the debt maturities in working capital.

On August 10, 2017, Estre entered into a binding facility commitment letter with the holders of the debentures (1st and 2nd issuances) and related debt acknowledgment instrument, which provided for the restructuring of the existing debentures and related debt acknowledgment instrument through the prepayment of US$200 million, a partial debt write-down and the restructuring of the existing debentures. On December 7, 2017, Estre amended the binding facility commitment letter, pursuant to which the creditors agreed to amend the required prepayment to a defined range of the repayment of a minimum debt prepayment of US$100 million and a maximum debt prepayment of US$200 million.

On December 21, 2017, Estre completed the debt restructuring and prepaid R$166,881 of the outstanding amount. In addition, the debenture holders granted a haircut for an amount of R$41,720, corresponding to 25% of the prepaid amount. Such haircut was recorded as finance income.

As a result of the restructuring above, the outstanding debentures and related debt acknowledgment instrument bear interest at a rate of CDI plus 2.0% per annum, with payments of principal to be repaid semi-annually in 11 installments after a three-year grace period and maturing in 8 years. Interest is payable semi-annually after a grace period of two years on the debenture outstanding balance plus monthly compounded interest accrued over the first 18 months.

IAS 39 required that a substantial modification of the terms of an existing financial liability, or a part of it, should be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The Company concluded that the net present value of the cash flows under the new terms of the refinanced debt, discounted at the original effective interest rate was below a 10% difference compared to the discounted present value of the remaining cash flows of the original debt instrument, therefore, the Company accounted for the debt restructuring as a debt modification.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

13. Debentures (Continued)

(c)	Covenants

According to the Company's debenture agreements, the following financial indices must be calculated and presented by the Company's management, semi-annually on June 30 and December 31 of each year, as from December 31, 2018:

(a)	the quotient of the division of Net Debt by EBITDA shall be equal to or lower than the following indices based on the Company's consolidated financial statements for the following fiscal years:

Net Debt / EBITDA
December 31, 2018 - 4.0x
December 31, 2019 and subsequent fiscal years - 3.5x

(b)	from December 31, 2019 (inclusive), for three consecutive semesters, the ratio of the Net Debt division to EBITDA should not exceed 3.0x;
(c)	the Debt Service Coverage Ratio shall be equal to or greater than 1.2x if the Net Debt / EBITDA ratio is greater than 2.8x and shall be equal to or greater than 1.0x if the ratio of Net Debt / EBITDA is equal to or lower than 2.8x.

Compliance with these covenants ratios will be required from December 31, 2018.

The breakdown of the debentures is as follows:

	1st issue	2nd issue	Total
Balances at December 31, 2017	419,236	649,743	1,068,979
Interest	15,197	27,150	42,347
Conversion into a private debt acknowledgment	(169,238)	—	(169,238)
Balances at June 30, 2018	265,195	676,893	942,088

14. Tax liabilities

	June 30, 2018	December 31, 2017
PIS payable(a)	16,533	16,585
COFINS payable(a)	75,999	76,323
Service tax payable(b)	13,483	13,708
Withholding service tax payable	257	361
IRPJ payable(c)	19,623	12,200
CSLL payable(c)	7,663	2,728
PIS/COFINS/CSLL payable(d)	594	457
Installment payment of federal taxes(e)	15,229	16,544
Installment payment of taxes – PRT(f)	301,821	123,467
Installment payment of taxes – PERT(g)	170,700	243,849
Installment payment of local taxes(h)	18,770	21,537
Installment payment of taxes - Law No. 12.996/14 Refis Copa(i)	12,027	12,597
Withholding INSS(j)	167	203
Withholding IRPJ(k)	541	569
Other taxes	29,582	24,161
Total	682,989	565,289
Current	171,861	169,505
Non-current	511,128	395,784

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

(a)	PIS and COFINS are taxes levied by the Brazilian federal government on gross revenues. The standard rates are 1.65% for PIS and 7.60% for COFINS applicable to entities declaring income tax and social contribution on the ‘actual profits’ basis. These amounts are invoiced to and collected from our customers and recognized as deductions to gross revenue (Note 19) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of the government. PIS and COFINS taxes paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Taxes recoverable (Note 6) and on a monthly basis are offset against PIS and COFINS Tax payable, and presented net as the amounts are due to the same tax authority. Brazilian tax legislation allows smaller entities with less than R$78 million in annual gross revenues to opt to declare income taxes on the ‘presumed profits’ basis. These are subject to lower COFINS and PIS rates of 3.00% and 0.65%, respectively. However, PIS and COFINS taxes on purchases may not be claimed back and will not generate tax credits under the presumed profits basis.
(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to our customers for the services we render. These are recognized as deductions to gross revenue (Note 19—Taxes levied—ISS) against Tax liabilities, as we are acting as agents collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%, however most of the municipalities in which we operate levy ISS at the higher rate. Each municipality sets slightly different rules regarding the use of credits and withholding of ISS tax on payments to suppliers.
(c)	IRPJ and CSLL are corporate income taxes levied by the Brazilian federal government. The IRPJ rate is 25% and the CSLL rate is 9%, resulting in a combined federal corporate income tax rate of 34% on taxable profits. The expense for current income tax is recognized in the statement of profit or loss under ‘Current income and social contribution taxes’ against tax payable. However, for some entities in the group, advances for the payment of income tax are paid on a quarterly basis during the tax year and are recognized as an asset under Taxes recoverable (Note 18—‘Corporate income tax (IRPJ)’ and ‘Social contribution tax on net profit (CSLL)’). Income tax is levied on legal entities individually, with no right of offset between entities in a group. Smaller entities opting to declare income taxes on the ‘presumed profits’ basis are taxed at the same rates on a ‘presumed profit’ of 32% of gross revenues.
(d)	Purchases of certain materials or services require us to retain and pay taxes on behalf of our suppliers. The rate of 4.65% in relation to PIS, COFINS and CSLL tax on applicable purchases is withheld from payments made to suppliers and recognized as a tax liability, with no impact to the statement of profit or loss.
(e)	Refers to installment payment of IRPJ, CSLL, PIS and COFINS, which payment is deferred in 30 to 60 installments, adjusted by the SELIC rate. The accrual of interest on this liability is recognized as a financial expense under the line item—‘Interest for late payment of taxes’ (Note 24).
(f)	PRT - payment of 24% in 24 installments, residual amount will not include usage of tax losses carryforward and will be paid in 60 months, according to MP n ° 766 of April 4, January 2017. The taxes included in the PRT are as follows: PIS, COFINS, CSLL, IRPJ, IOF and IRRF.
(g)	PERT - installment of unpaid taxes and IOF, modality does not include use of impairment, installment in 120 months, according to MP nº 783 of May 31, 2017. The taxes included in the PERT are as follows: PIS, COFINS and IOF.
(h)	Refers mainly to ISS payable to the Paulínia City Government in 36 installments, not subject to inflation adjustment or interest. (installments of ISS of the cities of São Paulo, Paulínia, Itapevi and Maceió, payment periods range from 24 to 120 monthly installments).
(i)	In August 2014, enactment of Federal Law No. 12996/2014 (“REFIS da Copa”) enabled the inclusion of new tax contingencies in REFIS (tax installment payment program). The Company initially included the overdue taxes in REFIS da Copa in order to benefit from an amnesty on accrued interest and fines. With the launch of PERT in 2017, the Company decided to include most part of taxes in this new program, instead of REFIS da Copa.
(j)	INSS is a social security charge levied on wages paid to employees. On certain purchases of services we are required to withhold 11% of the amounts billed by our suppliers and pay INSS tax on their behalf, with no impact to the statement of profit or loss.
(k)	On certain purchases of services we are required to withhold 1.5% of the amounts billed by our suppliers and pay IRPJ (Income tax) on their behalf, with no impact to the statement of profit or loss.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

2017 Tax Amnesty Program

PRT (Tax Regularization Program)

On May 31, 2017, the Company joined a tax amnesty program (the “2017 Program”), under which the Company settled the payment of certain unpaid overdue taxes and tax contingencies, including some which were in litigation, through November 30, 2016, including accrued interest and fines.

The 2017 Program allowed for the use of unused tax loss carryforward to settle the tax liability under the program. As a result, the Company recognized a deferred tax asset related to the tax loss carryforwards that was used to settle the tax liability under the program and which the Company did no previously recognized. In addition, the Company recognized a tax liability as follows:

As of May 31, 2017
Federal taxes past due recorded in prior years	160,605
Legal claims in progress recorded in 2017	174,028
Tax installments in progress already recorded in prior years	195,094
Total tax liability to be settled under the program	529,727
Tax loss carryforward used to settle the tax liability under the program (Note 18)	(370,116)
Total tax liability balance to be settled in installment payments	159,611

The balance of R$ 159,611 will be paid as follows:

•	R$ 125,415 in 24 installment payments; and
•	R$ 34,196 in 60 installment payments.

The tax liability balance as of June 30, 2018 and December 31,2017 was as follows:

Balance as of May 31,2017	159,611
Payments	(42,310)
Accrued interest	6,166
Balance as of December 31, 2017	123,467
IOF Inclusion - Sep / 17 - transferred from PERT	70,995
Addition of processes in the PRT	2,417
Additional tax liabilities included in the PRT	40,288
Tax loss carryforward not used to settle the tax liability under the program	87,829
Payments	(38,972)
Accrued interest	17,360
Others	(1,563)
Balance as of June 30, 2018	301,821
Current	64,214
Non-current	237,607

The expected timing of outflows are as follows:

Year of maturity	June 30, 2018	December 31, 2017
2018	64,214	73,753
2019	34,100	22,297
2020	34,100	6,854
2021	34,100	6,854
2022 and following years	135,307	13,709
Total	301,821	123,467

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

PERT (Special Tax Regularization Program)

On July 3, 2017, the Company joined the PERT, for the payment of unpaid taxes due in the months of December 2016 to April 2017.

In September 2017, the IOF values for the period from October, 2012 to March, 2017 were included in the installment basis. IOF is a federal tax levied primarily on transactions involving foreign exchange insurance, loans or financing, and on securities transactions. From the total amount included (R$103,907), an amount of R$70,995 was transferred to the PRT Program.

The chosen modality provides the payment in 120 installments, using tax loss or negative basis to deduct the installment payment.

The tax liability balance as of June 30, 2018 and December 31,2017 was as follows:

Federal tax payable as of July 31, 2017	134,947
Tax provision balance in prior periods included Aug, 2017	6,727
IOF Inclusion	103,907
Use of unused tax loss carryforwards Aug, 2017 (Note 23)	(4,452)
Payments – prepayments	(5,721)
Interest	8,441
Balance as of December 31, 2017	243,849

IOF Inclusion - Sep / 17 - transfer to PRT	(70.995)
Interest reversal - PERT	(1,803)
Payments - prepayments	(2,811)
Interest	2,460
Balance as of June 30, 2018	170,700
Current	10,874
Non-current	159,826

The expected timing of payments are as follows:

	June 30, 2018	December 31, 2017
2018	10,874	13,317
2019	10,874	13,317
2020	10,874	13,317
2021	10,874	13,317
2022 and following years	127,204	190,581
Total	170,700	243,849

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

14. Tax liabilities (Continued)

Eligible tax debt balances below refer to REFIS Copa are:

	June 30, 2018	December 31, 2017
Principal	62,965	62,965
Fines and interest	79,085	79,085
Reduction due to amnesty of interest, fines and legal charges	(44,055)	(44,055)
Repayments by prepayments	(30,428)	(30,428)
Payment in installments	(29.203)	(28,623)
SELIC restatement	1,504	1,494
Use of unused tax loss carryforwards	(29,213)	(29,213)
Reversion of unused tax loss carryforwards from REFIS to PRT	1,372	1,372
Balance payable	12,027	12,597

At June 30, 2018 and December 31, 2017, the Company was compliant with all conditions to be part of the tax payment installments program, and the use of unused tax loss carryforwards of REFIS “Copa” totaled R$5,605. Installments with maturity beginning 2018 were restated considering 1% of SELIC rate interest p.m. and mature as follows:

	June 30, 2018	December 31, 2017
2018	1,713	1,675
2019	1,713	1,675
2020	1,713	1,675
2021	1,713	1,675
2022 onwards	5,175	5,897
Total	12,027	12,597

15. Provision for landfill closure

The balances by landfill are as follows:

	June 30, 2018	December 31, 2017
Paulínia	47,772	58,688
Paulínia II	5,548	3,656
Curitiba	21,226	19,053
Itapevi	12,407	11,663
Aracaju	375	356
CGR Guatapará	6,347	6,106
CGR Guatapará – Jardinópolis	3,111	2,764
CGR Guatapará – Piratininga	447	368
Resicontrol – Tremembé	3,549	3,506
Maceió	5,375	4,919
Feira de Santana	2,831	2,446
Sarandi	3	3
CGR Catanduva	22	4
Total	109,013	113,532

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

15. Provision for landfill closure (Continued)

	June 30, 2018	December 31, 2017
Current	7,288	20,651
Non-Current	101,725	92,881

Changes in provisions are as follows:

	Six months ended June 30
	2018	2017
Balance at beginning of period	113,532	101,620
Additions	5,501	4,600
Effect of passage of time	(6,110)	6,300
Reversal	—	(7,436)
Amounts used	(3,910)	(6,869)
Balance at end of period	109,013	98,215

The expected timing of outflows are as follows:

Jun 30, 2018
Up to 1 year	7,288
1 to 5 years	32,811
After 5 years	68,914
Total	109,013

16. Provision for legal proceedings

In the ordinary course of business, the Company is exposed to certain contingencies and risks. The provision for contingencies includes labor, tax and civil proceedings under dispute at the administrative and legal levels, based on management's analysis and the opinion of the Company's legal counsel, for cases in which the likelihood of loss is considered probable, as follows:

	June 30, 2018	December 31, 2017
Labor proceedings(a)	32,774	22,795
Tax proceedings(b)	21,935	122,744
Civil proceedings	4,829	2,223
Total	59,538	147,762
(a)	Primarily consists of lawsuits filed by former employees claiming severance payment, overtime pay, additional payment for transfers, among others, for individually significant amounts.
(b)	In 2018, some of the tax proceedings were included in the Tax Amnesty Program described in the Note 14. The remaining balance refers to other tax contingencies.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

16. Provision for legal proceedings  (Continued)

The Company has the following contingent liabilities referring to proceedings classified by legal counsels as possible losses, for which no provision has been recorded:

	June 30, 2018	December 31, 2017
Labor proceedings(a)	16,263	17,888
Tax proceedings(b)	210,866	212,856
Civil proceedings(c)	86,504	82,076
Total	313,633	312,820
(a)	Primarily consists of lawsuits filed by former employees claiming severance payment, overtime, health hazard allowance, among others, for individually significant amounts.
(b)	On December 15, 2017, the Company’s subsidiary Cavo received an official tax infringement notice for R$90,634 challenging the deductibility of payments made to a number of specified suppliers in 2012, for which there is lack of sufficient evidence that goods and services were actually provided. On December 22 and 27, 2017, Estre Brazil received two official tax infringement notices in the aggregate amount of R$121,778 challenging the deductibility of payments made to a number of specified suppliers from 2012 to 2015, for which there is lack of sufficient evidence that goods and services were actually provided. The Company is challenging such assessment, and presented its defense on January 23, 2018.
(c)	Refer to: i) lawsuit filed by the São Paulo State Prosecutor’s Office challenging the lawfulness of five agreements entered into between the city government of Taboão da Serra and the investee Viva Ambiental regarding provision of public cleaning services. In 2014, the Federal Prosecutor’s Office (“MPF”) requested the return of total emergency agreements entered into by and between Viva Ambiental and Taboão da Serra, which amounted to R$154,123. In 2015, sellers of Viva Ambiental filed an injunction for early presentation of proof, and requested legal expert inspection that detected misstatements in amounts requested by the MPF. The outcome of this inspection indicated a possible loss amount of approximately R$39,247; ii) public action lawsuit filed by the Prosecutor’s Office of Itapevi challenging the implantation of our landfill due to supposed inconsistencies with the local regulation such as proximity with water springs and population, and requests the stoppage and reversal of all deforestation activity, as well as payment of a fine. This lawsuit is still in its instruction phase and the involved value is of R$15,050; iii) popular action moved by a certain group of people, also related to Itapevi, in which the population reinforce the arguments of the aforementioned action, described in item “ii” above. The lawsuit is to be decided simultaneously with the one set forth in item “ii”. The involved value is also of R$15,050.

Changes in provisions for contingencies are as follows:

	Labor proceedings	Tax Proceedings	Civil proceedings	Total
Balance at December 31, 2016	48,658	195,316	1,565	245,539

Additions	67,816	38,416	1,812	108,044
Reversals	(57,626)	(1,089)	(101)	(58,816)
Payments	(7,324)	—	(89)	(7,413)
Balance at June 30, 2017	51,524	232,643	3,187	287,354

Balance on December 31, 2017	22,795	122,744	2,223	147,762

Additions	18,531	1,703	9,196	29,430
Reversals	(2,527)	(60,482)	(297)	(63,306)
Payments	(6,025)	(1,742)	(6,293)	(14,060)
Tax Amnesty Program (Note 14)	—	(40,288)	—	(40,288)

Balance at June 30, 2018	32,774	21,935	4,829	59,538

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity

17.1. Capital and warrants

The total authorized capital of the Company is US$30,000 thousand, represented by 290,750,000 ordinary shares and 9,250,000 class B shares, with a US$ par value of 0.0001 per share.

As explained in Note 1, the Company received a capital contribution of US$139.9 million (R$462,789), comprising US$11.2 million (R$37,050) from the former shareholders of Estre USA that did not redeem their public shares in connection with the Transaction, and US$128.7 million (R$425,739) from the proceeds of the sale of ordinary shares to PIPE Investors. The amount of US$117.0 million (R$387,342) (net of issuance cost) was recorded as a capital contribution in equity.

The above resulted in the issuance of 15,438,000 ordinary shares to the PIPE Investors and 1,213,846 ordinary shares to the former shareholders of Estre USA.

In addition, the Company issued 27,001,889 ordinary shares to the former shareholders of Estre Brazil, except for Angra Infra Fip (“Angra”) (see Note 17.6), in exchange for their shares in Estre Brazil.

Furthermore, on December 21, 2017, the Company issued 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. a Cayman Islands exempted company (the “Employee Compensation Entity”). Pursuant to the Memorandum and Articles of Association of the Employee Compensation Entity, employees of us and our subsidiaries, members of our board of directors and our other service providers may receive equity in the Employee Compensation Entity that, subject to any vesting and other conditions imposed, will entitle such persons to receive the economic benefit of a ratable portion of our ordinary shares held by the Employee Compensation Entity.

The Company also issued 5,550,000 Class B shares to the former shareholders of Estre USA, in exchange for their Class B shares in Estre USA.

Each ordinary share and each Class B Share entitles the holder to one vote on all matters upon which the holders are entitled to vote. All of the issued and outstanding ordinary shares and Class B Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding ordinary shares and Class B Shares are generally not issued and legal title to the issued shares is recorded in registered form in the register of members. Holders of ordinary shares and Class B Shares have no pre-emptive, subscription, redemption or conversion rights. Moreover, holders of Class B Shares have no right to receive dividends and no right to participate in surplus assets in a winding up.

The transaction costs associated with the capital contribution described above amounted to R$75,307, and refer to the fees due to services provided to assist in the structuring, implementation and audit of the Transaction and IPO of the Company.

Estre Ambiental, Inc.

Shareholder	Number of Shares	Ownership Interest
Ordinary Shares
BTG Pactual G7 Holding S.A(*)	20,259,638	44.4%
Avenue Boulevard Co-Investment Vehicle, LLC	10,440,000	22.9%
CYGNUS ASSET HOLDING LTD	2,709,756	5.9%
LYRA ASSET HOLDING LTD	2,505,169	5.5%
Other	9,722,169	21.3%
	45,636,732	100.0%
Class B Shares
Former Boulevard SPAC Holders	5,550,000	100.0%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

(*)	Includes shares held by BTG Pactual Principal Investments Fundo de Investimento em Participações Multiestratégia, Banco BTG Pactual S.A., Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior, Iron Fundo de Investimento em Participações —Multiestratégia Investimento no Exterior, and Fundo de Investimento Credito Privado LS Investimento no Exterior.

In addition, as of June 30, 2018 and December 31, 2017, the Company has 28,449,999 warrants outstanding, which are exercisable on a one-for-one basis for ordinary shares of Estre Ambiental, Inc. and each warrant is currently exercisable at a price of US$11.50 per ordinary share. As of June 30, 2018 and December 31, 2017, the warrants were out of the money.

17.2. Share-based payment reserve

On September 15, 2015, Estre Brazil’s Board of Directors approved at the Special General Shareholders’ Meeting, the granting of a stock option plan to certain directors and employees and the total number of options granted under the plan. The options vest in 3 tranches, subject to the following vesting conditions:

(i)	At the first anniversary of the date on which the employee becomes a manager or employees of the Company, 34% of the options will vest and may be exercised;
(ii)	At the second anniversary of the date on which the employee becomes a manager or employee of the Company, an additional 33% of the options will vest and may be exercised; and
(iii)	At the third anniversary of the date on which the employee becomes a manager or employee of the Company, the remaining 33% of the options will vest and may be exercised.

The options granted are classified as “Time Based Options” (TBO), and entitle the employee to acquire shares at a determined price.

The stock options may be exercised during a period of 11 years from the date the stock option contract is signed.

The options were priced based on the Black & Scholes model and the significant assumptions included in the model in 2015 were:

Details	Plan 1	Plan 2	Plan 3
Start date (first grant)	10/28/2015	10/28/2015	10/28/2015

Number of options granted(thousands)	2,486	432	649
Exercise value - R$	0.9250	0.9250	0.9250
Expected volatility	24.03%	24.03%	24.03%
Future risk-free rate - p.a.	14.48%	14.48%	14.48%
Estimated maturity term (weighted average in years)	0.6778	1.1287	1.9176
Fair value of option - R$	11.58	11.63	11.72

The term of the options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome. The compensation expense for the period ended June 30, 2017 amounted to R$1,910. No compensation expense was accrued at June 30, 2018.

Changes in the stock option plan are detailed below:

Options
December 31, 2015	3,567

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

Options
Granted	—
Expired	—
Exercised	(2,996)
December 31, 2016	571
Granted	—
Expired	(70)
Exercised	(357)
December 31, 2017	144
Granted	—
Expired	—
Exercised	(144)
June 30, 2018	—

From the date of approval of the Stock Option Plan until June 30, 2018, a total of 144 thousand options were exercised (3,353 thousand at December 31, 2017), amounting to R$1,249 (R$26,836 at December 31, 2017), which were settled in cash.

17.2.1 Incentive Plan – Stock Shares

On December 21, 2017 (“Effective Date”) the shareholders of the Company approved the issue of 1,983,000 ordinary shares to Estre Ambiental Employee SPV, Inc. (“Estre Employee SPV”), a Cayman Islands exempted company. Such shares were issued as part of the incentive stock option plan granted to employees, and those shares represent 3.87% of the diluted share capital of the Company.

The Company, Estre Brazil and Estre Employee SPV approved the Omnibus Incentive Plan (the “Plan”). The purpose of the Plan is to provide an additional incentive to selected employees, directors, independent contractors and consultants of the Company or its affiliates whose contributions are essential to the growth and success of the Company’s business, in order to strengthen the commitment of those individuals, motivate them to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated employees whose efforts will contribute to the long-term growth and profitability of the Company.

The participants of the Plan acquired shares of Estre Employee SPV for US$ 0.0001 per share on December 21, 2017. Participants have no rights over the shares on the Effective Date and will receive rights and be able to exchange SPV shares for Company shares as follows: (i) 5% of the shares shall be fully vested as of the Effective Date, although can only be exchanged for Company shares on the first anniversary of the Effective Date, (ii) 20% of the shares shall vest in full on the first anniversary of the Effective Date, and (iii) 25% of the subject shares shall vest on each of the second, third and fourth anniversaries of the Effective Date.

During the fiscal year 2017, the Company granted 1,983,000 shares for this stock option plan. No grants were made during 2018. There were no vested or expired shares in the period.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

The expense for the period ended June 30, 2018 totaled R$15,473 including taxes June 30, 2017 – nil, and refers to stock options of the Company granted to Estre Brazil employees. Such expense was recorded at Estre Brazil level. Compensation expense to be recognized for future service period is as follows:

Amount
Year
2018	15,876
2019	15,221
2020	8,175
2021	3,448
Total	42,720

17.3. Currency translation adjustments

This refers to the gain (loss) from translation of financial statements in foreign currency to Brazilian Reais of the investments in CGR Doña Juana, in Colombia. Also see Note 9.2.1.

17.4. Capital reserve

Capital reserves comprise additional paid in capital and the share based payment reserve.

Additional paid in capital refers to the difference between the subscription price that shareholders paid for the shares and their nominal value. This reserve may only be used for capital increase, loss absorption, redemption or for repurchase of shares or payment of cumulative dividends on preferred shares.

17.5. Non-controlling interest

Financial information of subsidiaries with material non-controlling interest is provided below:

Percentage of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	June 30, 2018	December 31, 2017
CGR Doña Juana	Colombia	49%	49%
SPE Soma Soluções em Meio Ambiente Ltda.	Brazil	18%	18%
Reciclax - Reciclagem de Residuos da Const. Civil Ltda.	Brazil	13%	13%
Guatapará Energia S.A.	Brazil	10%	10%
Estre Energia Renovável Part. S.A.	Brazil	10%	10%

GLA - Gestão Logistica Ambiental S.A.	Brazil	62%	62%
CGR Catanduva	Brazil	50%	50%

17.6. Angra Put Option Rights

In 2011, the Company’s shareholders entered into a shareholders agreement (the “Estre Shareholders’ Agreement”) under which Angra was granted a put option on Estre Brazil shares owned by Angra, which could be exercised in the event its interest in Estre Brazil was diluted to a holding of less than 5%, due to a capital contribution or other events described in the agreement. The option price was the fair market value of the Company shares and payable within 6 months after the exercise of the put option, adjusted for inflation (IPCA) plus 9.5% per year.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

17. Equity (Continued)

On March 6, 2018, Angra exercised the put option, and the Company will acquire the Estre Brazil shares held by Angra for an amount of approximately R$ 37,606 (principal amount) payable until September 6, 2018. We are currently negotiating the terms and structure of our payment to Angra, including the payment of default interest and the possibility of payment in installments. Nevertheless, on September 11, 2018, we received official notice from Angra regarding our default and suggesting a discussion among relevant parties regarding payment.

As of June 30, 2018, the fair value of the put option is a liability of R$40,266 (R$37,884 at December 31, 2017).

17.7. Common control transaction

Prior to the transaction, Estre Brazil was controlled by the shareholders that are the controlling shareholders of the Company. The reorganization transaction described in Note 1, was treated as a transfer between entities under common control, and as a result, any difference between the proceeds and the book value of the related assets is recognized as an equity transaction and therefore is recorded in additional paid in capital in the consolidated statement of financial position and the consolidated statement of changes in equity.

18. Income and social contribution taxes

18.1. Reconciliation of income and social contribution taxes expenses and accounting profit or loss

Tax legislation in Brazil requires that income and social contribution tax returns be filed and paid by each legal entity on a separate basis.

	Six months period ended at June 30,
	2018	2017
Loss before income and social contribution taxes	(22,368)	(273,905)
Statutory rate	34%	34%
Income and social contribution taxes at the statutory rate	7,605	93,128
Tax effect on:
Share of profit of an associate	(197)	795
Permanent differences - non-deductible expenses	(1,896)	(23,800)
Permanent differences - tax benefit of goodwill	22,091	6,246
Permanent differences - taxable profit computed as a percentage of gross revenue	4,460	1,403
Temporary differences - deferred tax of revenues from government entities	13,144	6,985
Temporary differences - non-recognized	(21,140)	31,045
Incentive reserve	34	48
Tax loss for the year not recognized	(49,599)	(108,687)
Use of tax benefit of tax income and social contribution tax losses against PERT, PRT and REFIS “COPA” (see Note 14).	(87,829)	370,116
Others	2,410	—
Total	(110,917)	377,279

Current	(26,390)	(4,279)
Deferred	(84,527)	381,558

Effective income tax rate	496%	138%

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

18. Income and social contribution taxes (Continued)

18.2. Deferred taxes

	June 30, 2018	December 31, 2017
Assets
Income and social contribution tax effect on:
Other temporarily non-deductible provisions	6,707	—
Sundry provisions	—	44
Total assets	6,707	44
	June 30, 2018	December 31, 2017
Liabilities
Income and social contribution tax effect on:
Appreciation of property, plant and equipment	14,660	15,438
Customer relationship and license	10,052	10,975
Business combination/goodwill	91,024	91,024
Government entities(a)	25,319	19,591
Total Liabilities	141,055	137,028
(a)	The amount relates to deferral of income until its realization. According to current legislation, the portion of income proportional to revenue considered in profit or loss and not received may be excluded from the calculation.

Changes in deferred income tax are as follows:

	December 31, 2017	Additions	IFRS 9	Write-offs	Tax Amnesty Program (a)	PRT Note 14(a)	June 30, 2018	Impact on profit or loss
Deferred income tax assets	44	6,707	—	(44)	(82,079)	(5,750)	6,707	(87,829)
Deferred income tax liabilities	(137,028)	(6,707)	(622)	3,302	—	—	(141,055)	3,302
Effect on deferred profit or loss								(84,527)
	December 31, 2016	Additions	Write-offs	Tax Amnesty Program (a)	Offsetting	June 30, 2017	Impact on profit or loss

Deferred income tax assets	41,057	370,116	(3,304)	(370,116)	—	37,652	366,812
Deferred income tax liabilities	(175,556)	14,746	—	—	2,057	(162,867)	14,746
Effect on deferred profit or loss							381,558
(a)	On June 29, 2018, the Company changed the plan for payment of eligible taxes to the Tax Amnesty Program (“PRT”) of its subsidiary Cavo, due to the consolidation of the tax debts allowed by the Receita Federal do Brasil (“RFB”). The Company has not used R$ 82,079 of tax losses. The remaing tax losses were revesed at June 30, 2018.As mentioned in Note 14, the Company was benefitted by reduction of part of the interest and fines arising from taxes (included in the PRT and PERT tax amnesty programs). The benefit was calculated based on the tax loss, and therefore a credit was recorded in deferred income tax, in profit or loss, against a reduction in the tax payable balance (included in the REFIS). The application for inclusion in REFIS was filed with the Brazilian IRS, see Note 14.

The Company did not recognize deferred income and social contribution tax assets on temporary differences and accumulated tax losses of certain subsidiaries.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

18. Income and social contribution taxes (Continued)

Income and social contribution tax loss carryforwards not recognized are as follows:

	June 30, 2018	December 31, 2017
Total income and social contribution tax loss carryforwards(a)	1,111,125	708,639
(a)	In accordance with the Brazilian tax legislation, tax loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Changes in income and social contribution tax losses are as follows:

	Six months ended June 30,
	2018	2017
Balance at the beginning of the period	708,639	1,453,249
Income and social contribution tax losses for the year	145,958	353,330
Use of REFIS base	241,401
Use of PERT base	15,127	(1,097,635)
Other		(916)
Balance at the end of the period	1,111,125	708,028

19. Revenue from services rendered

	Six months ended June 30,
	2018	2017
Gross revenue from services	824,919	786,541
(-) Discounts and cancellations	(4,219)	(2,234)
(-) Taxes levied - PIS	(13,053)	(13,436)
(-) Taxes levied - COFINS	(58,977)	(61,474)
(-) Taxes levied - ICMS	(585)	(967)
(-) Taxes levied - ISS	(39,088)	(37,025)
Net revenue from services rendered	708,997	671,405

20. Cost of services by nature

Costs of services rendered are as follows:

	Six months ended June 30,
	2018	2017
Payroll, charges and benefits	(295,040)	(275,879)
Waste treatment and disposal of leachate	(23,133)	(12,405)
Fuel/lubricant	(33,333)	(28,828)
Transportation	(9,542)	(7,536)
Lease of machinery and equipment	(12,627)	(14,922)
Materials to operate landfills	(11,435)	(8,923)
Technical assistance	(3,208)	(7,803)
Depreciation/amortization/depletion	(46,441)	(57,169)
Analysis and monitoring	(3,285)	(2,709)
Lease of real estate, equipment and vehicles	(6,369)	(6,523)
Travel and lodging	(7,257)	(10,096)
Equipment maintenance	(22,482)	(17,929)
Landfill maintenance	(210)	(91)
Other	(20,664)	(27,361)
Total costs	(495,026)	(478,174)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

21. General and administrative expenses by nature

General and administrative expenses were as follows:

	Six months ended June 30,
	2018	2017
Payroll, charges and benefits	(60,457)	(54,786)
Transportation	(237)	(140)
Advisory services	(15,987)	(7,680)
Depreciation/amortization/depletion	(15,148)	(3,998)
Lease of real estate, equipment and vehicles	(2,134)	(2,182)
Legal advisory services	(30,460)	(8,305)
Travel and lodging	(3,300)	(1,845)
Equipment maintenance	(403)	(236)
System maintenance	(108)	(884)
Provision for legal proceedings	(18,665)	(75,567)
Consumer materials	(1,763)	(1,700)
Third-party services	(3,039)	(2,737)
Other	(10,268)	(9,136)
Total general and administrative expenses	(161,969)	(169,196)

22. Selling expenses, net

	Six months ended June 30,
	2018	2017
Advertising and promotion expenses	(2,564)	(2,417)
(Addition) reversal of allowance for doubtful accounts, net	(7,500)	8,753
	(10,064)	6,336

23. Other operating income (expenses)

	Six months ended June 30,
	2018	2017
Gain on sale of aircraft (Note 10)	9,564	—
Gain on sale of property, plant and equipment	2,131	46
Donations	(1,550)	(1,972)
Realization of tax credit relating to prior periods(a)	1,110	7,498
Other operating (expenses) income, net	(2,537)	6,196
Total	8,718	11,768
(a)	Taxes paid in connection with the acquisition of materials and equipment, which Estre has not used to offset against the payment of other taxes in the years in which such receivables were generated, but that as a result of a further analysis of the applicable tax law, Estre subsequently recognized as recoverable taxes against income.

24. Finance income and costs, net

	Six months ended June 30,
	2018	2017
Finance expenses
Monetary variation and interest on loans	(65,046)	(123,064)
Discounts granted	(4,953)	(10,029)
Interest for late payment to suppliers	(1,213)	(3,067)
Interest for late payment of taxes	(29,375)	(170,161)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

	Six months ended June 30,
	2018	2017
Other finance expenses	(38,893)	(17,831)
Total finance expenses	(139,480)	(324,152)

Finance income
Interest income	5,402	2,924
Gains on investments	937	1,022
Other financial income	241	23
Interest financial report IFRS 15	3,854	—
Inflation adjustments - taxes recoverable(a)	572	1,801
Interest for late payment of taxes reversal(b)	56,029	—
Total finance income	67,035	5,770
Total finance expenses, net	(72,445)	(318,382)
(a)	Inflation adjustments related to income and social contribution tax losses and withheld social security (INSS).
(b)	Includes the reversal of some tax penalties and interests due to the adoption of the tax amnesty programs.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

25. Segment reporting

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2018
Domestic customers	479,263	13,159	242,669	28,250	—	—	763,341
Inter-segment	(24,432)	—	(27,759)	(2,153)	—	—	(54,344)
Total revenue from services	454,831	13,159	214,910	26,097	—	—	708,997

Cost of services	(366,128)	(9,550)	(104,056)	(22,160)	(48,489)	55,357	(495,026)

Gross profit (loss)	88,703	3,609	110,854	3,937	(48,489)	55,357	213,971

Operating expenses, net
General and administrative expenses	(16,641)	(68)	(989)	(4,095)	(140,328)	152	(161,969)
Selling expenses, net	(1,047)	210	(4,561)	1,618	(6,284)	—	(10,064)
Share of profit of an associate	—	—	—	—	(579)	—	(579)
Other operating income (expenses), net	1,280	6	5,045	(1,452)	5,006	(1,167)	8,718
	(16,408)	148	(505)	(3,929)	(142,185)	(1,015)	(163,894)

(Loss) profit before finance income and costs	72,295	3,757	110,349	8	(190,674)	54,342	50,077

Finance expenses	15,080	(662)	(40,486)	(1,926)	(111,486)	—	(139,480)
Finance income	(1,752)	(88)	297	953	67,625	—	67,035

(Loss) profit before income and social contribution taxes	85,623	3,007	70,160	(965)	(234,535)	54,342	(22,368)

(-) Current income and social contribution taxes	(24,051)	—	(225)	(392)	(1,722)	—	(26,390)
(-) Deferred income and social contribution taxes	—	—	—	—	(84,527)	—	(84,527)

(Loss) profit for the period from continuing operations	61,572	3,007	69,935	(1,357)	(320,784)	54,342	(133,285)

Discontinued operations
Profit after tax for the year resulting from continuing operations	—	—	(5,109)	—	18,784	—	13,675

(Loss) profit for the period	61,572	3,007	64,826	(1,357)	(302,000)	54,342	(119,610)

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

25. Segment reporting (Continued)

	Collection & Cleaning Services	O&G	Landfills	Value Recovery	Corporate	Eliminations	Consolidated
June 30, 2017 (Restated)
Domestic customers	433,902	19,700	239,321	24,029	—	—	716,952
Inter-segment	(8,085)	(331)	(36,732)	(399)	—	—	(45,547)
Total revenue from services	425,817	19,369	202,589	23,630	—	—	671,405

Cost of services	(328,872)	(10,874)	(125,030)	(16,836)	(38,478)	41,916	(478,174)

Gross profit (loss)	96,945	8,495	77,559	6,794	(38,478)	41,916	193,231

Operating expenses, net
General and administrative expenses	(25,335)	(278)	(1,429)	(155)	(128,423)	(13,576)	(169,196)
Selling expenses, net	7,227	—	(891)	—	—	—	6,336
Share of profit of an associate	1,660	—	(862)	1,540	—	—	2,338
Other operating income (expenses), net	(57)	(37)	2,320	(152)	9,693	—	11,768
	(16,504)	(315)	(862)	1,233	(118,730)	(13,576)	(148,754)

(Loss) profit before finance income and costs	80,441	8,180	76,697	8,027	(157,208)	28,340	44,477

Finance expenses	(16,489)	(4,698)	(475)	(622)	(301,868)	—	(324,152)
Finance income	3,772	—	160	90	1,748	—	5,770

(Loss) profit before income and social contribution taxes	67,724	3,482	76,382	7,495	(457,328)	28,340	(273,905)

Current income and social contribution taxes	—	—	—	—	(4,279)	—	(4,279)
Deferred income and social contribution taxes	—	—	—	—	381,558	—	381,558

(Loss) profit for the period from continuing operaations	67,724	3,482	76,382	7,495	(80,049)	28,340	103,374

Discontinued operations
Profit after income and social contribution taxes for the period resulting from discontinued operations	—	—	1,935	—	—	—	1,935

(Loss) profit for the period	67,724	3,482	78,317	7,495	(80,049)	28,340	105,309

26. Financial instruments

Financial instruments currently used by the Company are investments, contracts with customers, agreements to sell carbon credits, loans, financing, debentures and agreements for purchase Company shares.

These instruments are managed through operating strategies, considering liquidity, profitability and risk minimization. The Company did not have derivative financial instruments during 2018 and 2017.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

Financial instruments of the Company are subject to the following risk factors:

i)	Credit risk

The Company minimizes its exposure to credit risks associated with cash and cash equivalents and marketable securities by maintaining its investments in first-tier financial institutions and in short-term securities.

The carrying amount of the financial assets represent the maximum exposure of the credit. The maximum exposure of the credit risk at the date of the financial statements is:

	Note	June 30, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	4	27,588	84,687
Marketable securities		42	42
Trade accounts receivable	5	799,267	778,106
Receivables from related parties	7	15,822	14,518

The maximum exposure of the credit risk for trade accounts receivable segregated by the counterparty is as follows:

	June 30, 2018	December 31, 2017
Public	663,728	658,057
Private	135,539	120,049

The maximum exposure of the credit risk for trade accounts receivable per risk concentration is as follows:

	June 30, 2018%		December 31, 2017%
Largest debtor	185,788	23%	162,623	21%
10 largest debtors	547,766	69%	533,335	69%
20 largest debtors	658,537	82%	627,036	81%
50 largest debtors	758,834	95%	704,481	91%

Trade accounts receivable

Credit risk arises from the possibility of the Company’s incurring in losses resulting from the difficulty in receiving amounts billed to its customers.

Customer credit risk is managed by each business unit, subject to the procedures, policies and controls established by the Company in relation to this risk. Invoices are issued only after formal approval is given by the customer.

Management monitors the risk involved and adopts necessary measures and procedures, in addition to recording an allowance for doubtful accounts as appropriate.

ii)	Interest rate risk

Such risk arises from the Company’s exposure to fluctuations in interest rates on its financial assets and liabilities. In order to mitigate this risk, the Company seeks to raise funds subject to fixed or floating rates.

The Company is exposed to risks of interest rate fluctuations on its investments, accounts payable for acquisition of investments, loans and financing and debentures.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

The Company conducted sensitivity analyses of the interest rate risks to which its financial instruments are exposed. For the analysis of sensitivity to changes in interest rates, management adopted as probable scenario the future interest rates according to quotations obtained from BM&FBOVESPA, as of June 30, 2018) of 7.35% for CDI and to 6.6% for TJLP. Scenarios II and III were estimated with an increase of 25% and 50%, respectively, whereas scenarios IV and V estimate an additional decrease of 25% and 50%, respectively, of the rates in the probable scenario.

The following table shows the possible impacts on profit or loss in each scenarios presented at June 30, 2018:

			Scenarios
	Exposure	Risk	I - Probable	II 25%	III 50%	IV -25%	V -50%
1 - Financial assets
Investments	42	CDI variation	3	1	2	(1)	(2)
			3	1	2	(1)	(2)
2 - Financial liabilities
Working capital	(545,137)	CDI variation	(40,068)	(10,017)	(20,034)	10,017	20,034
Finame	(2,886)	TJLP variation	(190)	(48)	(95)	48	95
Leasing	(12,669)	CDI variation	(931)	(233)	(466)	233	466

Debentures	(942,088)	CDI variation	(69,243)	(17,311)	(34,622)	17,311	34,622
Net financial liabilities			(110,429)	(27,607)	(55,215)	27,607	55,215
iii)	Liquidity risk

This is the risk that the Company may have insufficient funds to meet its financial commitments and financial liabilities (which are settled in cash or by means of other financial assets), due to the mismatch of terms or volume of expected receipts and payments. In order to manage cash liquidity, assumptions are established regarding future payables or receivables, and are daily monitored by the Treasury department. The Company’s objectives of managing cash follow these priorities:

(i)	preserving the value of invested capital;
(ii)	keeping a liquidity level appropriate to the commitments assumed; and
(iii)	obtaining an appropriate return of the investment portfolio.

The Company’s exposure to liquidity risk is as follows:

	June 30, 2018				December 31, 2017
	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years	Up to 12 months	1 - 2 years	2 - 5 years	> 5 years
Financial liabilities
Loans and financing	10,923	32,854	163,236	353,679	14,139	1,709	100,841	268,825
Debentures	—	47,105	282,630	612,353	—	—	267,245	801,734
Trade accounts payable	136,607	—	—	—	128,113	—	—	—
Labor payable	114,720	—	—	—	117,925	—	—	—
Tax liabilities	171,861	184,803	149,598	176,727	169,505	178,570	26,684	190,530
Put option on the Company’s shares	40,266	—	—	—	37,884	—	—	—
Accounts payable for land acquisition	8,715	6,602	—	—	8,965	10,412	—	—
Total	483,092	271,364	595,464	1,142,759	476,531	190,691	394,770	1,261,089

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

26. Financial instruments (Continued)

iv)	Fair value

Fair value estimates were determined using available market information and adequate valuation methodologies. However, considerable judgment is necessary to analyze market information and estimate fair value. Accordingly, the estimates presented herein are not necessarily indications of amounts the Company could realize assets or settle liabilities in the current market. The use of different market assumptions and/or estimate methodologies may lead to significant effects in estimated fair values.

The fair value of trade accounts receivable and related-party payables/receivables approximates their carrying amounts mostly due to their short-term maturity.

All assets and liabilities for which the fair value is measured or disclosed in the interim financial information are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1 - Quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Valuation techniques for which the lowest and significant level of information to measure the fair value directly or indirectly observable. The Company uses the discounted cash flow technique for measurement; and

Level 3 - Valuation techniques for which the lowest and significant level of information to measure the fair value is unobservable.

The carrying amounts and fair values of the Company’s main financial instruments at June 30, 2018 and December 31, 2017 are as follows:

			June 30, 2018		December 31, 2017
	Category	Level	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	Amortized cost	Level 1	27,588	27,588	84,687	84,687
Marketable securities	Amortized cost	Level 2	42	42	42	42
Trade accounts receivable	Amortized cost	Level 2	799,267	799,267	778,106	778,106
Receivables with related parties	Amortized cost	Level 2	15,822	15,822	14,518	14,518
			985,481	985,481	877,353	877,353
Financial liabilities	Amortized cost
Loans and financing	Amortized cost	Level 2	560,692	560,692	385,514	385,514
Trade accounts payable	Amortized cost	Level 2	136,607	136,607	128,113	128,113
Debentures	Amortized cost	Level 2	942,088	942,088	1,068,979	1,068,979
Loans from related parties	Amortized cost	Level 2	70,017	70,017	44,904	44,904
Accounts payable from land and others asset acquisition	Amortized cost	Level 2	15,317	15,317	19,377	19,377
Put option on the Company’s shares	Fair value through profit or loss	Level 3	40,266	40,266	37,884	37,884
Obligations relating to discontinued operations	Amortized cost	Level 2	28,523	28,523	23,787	23,787
			1,793,510	1,793,510	1,708,558	1,708,558

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

27. Commitments

Total minimum lease payments, under non-cancellable operating leases, are as follows:

	June 30, 2018	December 31, 2017
Less than one year	12,353	12,783
More than one year and less than five years	16,216	16,877
	28,569	29,660

The operating lease expenses for the period ended June 30, 2018 amounts to R$ 19,205 (R$21,377 for the year ended December 31, 2017).

All agreements that have a clause establishing a fine in the event of breach of contract provide for a penalty of up to three months of rent. If the Company terminated these agreements, the total penalties would be approximately R$2,039 (R$1,228 as of December 31, 2017).

28. Insurance coverage

The Company’s insurance coverage is as follows:

	June 30, 2018	December 31, 2017
Civil liability – environmental risks	20,200	20,200
Civil liability – pain and suffering and contingent risks, fire, lightning, explosion	394,219	466,536
Sundry risks(a)	34,412	49,124
Total	448,831	535,860
(a)	On March 23, 2017, the Company acquire executive officers and management liability insurance with TOKIO MARINE SEGURADORA S.A., valid from March 23, 2018 to March 23, 2019, in order to ensure against any event that produces damages covered by the insurance and attributed by alleged aggrieved third parties to the insured parties.

The Company has a policy of contracting insurance coverage for goods and work subject to risk at amounts considered by management sufficient to cover possible losses, considering the nature of its activity. Management believes that the coverage is compatible with the Company’s size and operations, and consistent with other companies of similar size operating in the same industry.

Management considers insurance coverage is sufficient to cover any potential losses.

29. Earnings (loss) per share

The Transaction was structured as a reorganization and recapitalization transaction by which the Company issued shares and warrants for the net assets of Estre Brazil accompanied by a capital contribution in cash (recapitalization). Earnings (loss) per share has been calculated for all historical periods to reflect the Company’s capital structure as if the Transaction had occurred at the beginning of the earliest period presented.

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

29. Earnings (loss) per share (Continued)

Earnings (loss) per share

	Six months period ended June 30,
Basic	2018		2017
Profit (loss) attributable to equity holders of the parent		(117,275)		105,027
Weighted average number of ordinary shares outstanding (shares/thousand)		45,637		45,637
Basic (loss) profit per share	(R$	2.5698)	R$	2.3014

Diluted	2018		2017
Profit (loss) attributable to equity holders of the parent		(117,275)		105,027
Weighted average number of ordinary shares outstanding (shares/thousand)		45,637		45,637
Diluted (loss) profit per share	(R$	2.5698)	R$	2.3014

The shares related to stock options plan were excluded from the calculation of diluted loss per share for the years 2018 and 2017 because their effect would have been antidilutive. The 28,449,999 outstanding warrants to purchase Company shares at US$11.50 per share were not included in the calculation of diluted earnings per share as they were out of the money.

Earnings (loss) per share from continuing operations

	Six months period ended June 30,
Basic	2018		2017
Profit (loss) from continuing operations attributable to equity holders of the parent		(125,181)		97,089
Weighted average number of ordinary shares (shares/thousand)		45,637		45,637
Basic profit (loss) per share	(R$	2.7430)	R$	2.1274

Diluted	2018		2017
Profit (loss) from continuing operations attributable to equity holders of the parent		(125,181)		97,089
Weighted average number of ordinary shares (shares/thousand)		45,637		45,637
Diluted profit (loss) per share	(R$	2.7430)	R$	2.1274

30. Changes in liabilities from financing activities

	January 1, 2018	Cash flow	Payment from of loans and financing and debentures	Interest + Exchange and monetary variation	Others (*)	June 30, 2018
Loans and financing current	14,139	(10,078)	(6,681)	13,543	—	10,923
Loans and financing current non-current	371,375	—	—	9,156	169,238	549,769
Debentures current non-current	1,068,979	—	—	42,347	(169,238)	942,088
Total liabilities from financing activities	1,454,493	(10,078)	(6,681)	65,046	—	1,502,780

Estre Ambiental, Inc.

Notes to unaudited interim condensed consolidated financial statement (Continued)
June 30, 2018
(In thousands of Brazilian reais)

30. Changes in liabilities from financing activities (Continued)

	January 1, 2017	Cash flow	Payment from of loans and financing and debentures	Interest + Exchange and monetary variation	Others (*)	June 30, 2017
Loans and financing current	16,732	(10,617)	(2,156)	2,011	3,914	9,884
Loans and financing current non-current	9,965	—	—	—	(3,914)	6,051
Debentures current	1,665,629	—	—	120,083	—	1,785,712
Accounts payable from acquisition of investments current	4,856	(3,633)	—	737	4,856	6,816
Accounts payable from acquisition of investments non-current	4,856	—	—	—	(4,856)	—
Total liabilities from financing activities	1,702,038	(14,250)	(2,156)	122,831	—	1,808,463
(*)	Debt restructuring.

Estre Ambiental, Inc.

Prospectus Supplement

Dated           , 2018

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. Our Memorandum and Articles provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

7. Recent Sales of Unregistered Securities

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act and the consideration, if any, received by us for such securities.

•	15,438,000 ordinary shares issued on a private placement basis to certain institutional investors unaffiliated with us pursuant to a private investment in public equity described in the prospectus contained herein.
•	3,748,600 warrants to purchase ordinary shares at US$11.50 per share issued on a private placement basis to certain institutional investors unaffiliated with us pursuant to a private investment in public equity described in the prospectus contained herein.

The total consideration received by us in connection with the foregoing unregistered issuances of securities was US$128.7 million.

In addition, on December 21, 2017, we completed our Pre-Closing Restructuring referred to in the prospectus that forms part of this registration statement, pursuant to which the holders of the common shares of Estre Ambiental S.A. contributed their common shares of Estre Ambiental S.A. to the registrant in exchange for an aggregate of 27,001,886 ordinary shares of the registrant.

Furthermore, on December 21, 2017, 1,983,000 of the ordinary shares of the registrant were issued to Estre Ambiental Employee SPV, Inc., as referred to in the prospectus that forms part of this registration statement.

Item 21. Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding the signature page to this registration statement, which index to exhibits is incorporated herein by reference.

Item 22. Undertakings.

a.	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.
(5)	That, for the purpose of determining liability of the undersigned registrant under the Securities Act to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

b.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
c.	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
d.	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1*	Registration Rights and Lock-Up Agreement, dated December 21, 2017, by and among the Registrant and certain of its shareholders.
4.2*	Exchange and Support Agreement, dated December 21, 2017, by and among the Registrant, the Company and certain of the Registrant’s Class B shareholders.
4.3*	Warrant Agreement, dated as of September 21, 2015 by and between Estre USA and the Continental Stock Transfer & Trust Company.
4.4*	Assignment, Assumption and Amendment Agreement, dated as of December 21, 2017, by and between the Registrant and the Continental Stock Transfer & Trust Company.
5.1*	Opinion of Maples and Calder.
8.1*	List of Subsidiaries
10.1*
Tenth Amendment to the Private Instrument of Deed Regarding the Second Public Issuance of Common Debentures, Non-Convertible Into Shares, of a Single Series, of the Unsecured Type, with Additional Real Guarantees and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document).

10.2*
Tenth Amendment to the Private Instrument of Deed Regarding the First Public Issuance of Common Debentures, Non-Convertible Into Shares, with Real Guarantee and Additional Fiduciary Guarantee for Public Placement with Restricted Placement Efforts, of Estre Ambiental S.A. dated December 20, 2017 (English Translation of Portuguese Language Document).

10.3*
Share Put Option Agreement and Other Covenants, dated as of December 21, 2017, by and among the Company, Road Participações Ltda., Angra Infra Multiestratégia Fundo de Investimento em Participações and, as intervening parties, Wilson Quintella Filho, Gisele Mara de Moraes, BTG Pactual Principal Investments Fundo de Investimento em Participações, Fundo de Investimento em Participações Turquesa, Iron Fundo de Investimento em Participações, Boulevard Acquisition Corp II Cayman Holding Company, and, Boulevard Acquisition Corp. II†

10.4*	Estre Ambiental, Inc. 2017 Omnibus Incentive Plan.
10.5*	Share Option Grant Notice and Option Agreement.
15.1	Letter of Acknowledgement of Ernst & Young Auditores Independentes S.S.
23.1*	Consent of Ernst & Young Auditores Independentes S.S., Independent Registered Public Accounting Firm.
23.2*	Form of Consent of Maples and Calder (included in Exhibit 5.1).
24.1
Powers of Attorney (included on signature page of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 24, 2018, and on the signature page to this Amendment No. 1 to the Registration Statement on Form F-1).

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
*	Previously filed.
†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 5, 2018.

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sergio Pedreiro	Chief Executive Officer Director (principal executive officer)	October 5, 2018
Sergio Pedreiro

/s/ Fabio D’Avila Carvalho	Chief Financial Officer (principal financial officer)	October 5, 2018
Fabio D’Avila Carvalho

/s/ Alexandre Macedo	Corporate Controller (principal accounting officer)	October 5, 2018
Alexandre Macedo

/s/ Sergio Pedreiro*	Director	October 5, 2018
Robert Boucher, Jr.

/s/ Sergio Pedreiro*	Director	October 5, 2018
Richard Burke

/s/ Sergio Pedreiro*	Director	October 5, 2018
Ricardo Pelúcio

/s/ Sergio Pedreiro*	Director	October 5, 2018
John Morris, Jr.

/s/ Sergio Pedreiro*	Director	October 5, 2018
Andreas Yutaka Gruson
*	Signed pursuant to Power of Attorney included within Form F-1 filed with the Securities and Exchange Commission on February 23, 2018.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States, has signed this Registration Statement on October 5, 2018:

Name	Title

/s/ Sergio Pedreiro*	Authorized Representative in the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates
*	Signed pursuant to Power of Attorney included within Form F-1 filed with the Securities and Exchange Commission on February 23, 2018.